1934 Act Registration No. 1-13230

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

04027617

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E. 4-1-04

For the Month of April 2004

China Eastern Airlines Corporation Limited
(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai, China 200335
(Address of principal executive offices)

PROCESSED
APR 29 2004
THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

EXHIBITS

Exhibit Number — Page

1.1 Annual Report 2003.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

The 2003 Annual Report of China Eastern Airlines Corporation Limited (the "Company") contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to competition in the China aviation industry, the Company's planned measures to improve efficiency and enhance competitiveness, the impact of these measures on the Company's results of operations, the impact of international activities and the impact of the policies and related measures of the Civil Aviation Administration of China (the "CAAC"), and the Chinese government on market demand, the Company's future strategic and business plans for 2004 and the international and domestic economies and aviation industries. The Company does not intend to update these forward-looking statements.

These forward-looking statements reflect the current view of the Company with respect to future events and are not a guarantee of future performance. Actual events or results may differ materially from information contained in the forward-looking statements as a result of various factors, including, without limitation, any changes in regulatory policies of the CAAC (including any policy changes in price systems), the effects of competition on the demand and price of the Company's services, changes in the global economic conditions (including economic development and conditions of the countries served by the flights of the Company), the political and economic conditions of China, the cost and availability of aviation fuel, any significant changes in the exchange rates between Renminbi or Hong Kong dollar and U.S. dollar or Japanese yen and the Company's ability to obtain adequate financing on commercially acceptable terms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 26,2004

By: ______________________
Name: Ye Yigan
Title: Chairman of Board of Directors


CHINA EASTERN

ANNUAL REPORT 2003

中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED

Contents

5

Company Profile

Company's Registered Chinese Name	:	中國東方航空股份有限公司
Company's English Name	:	China Eastern Airlines Corporation Limited
Company's Abbreviated English Name	:	CEA
Company's Legal Address	:	66 Airport Street, Pudong International Airport, Shanghai, China
Postal Code	:	201202
Company's Office Address	:	2550 Hongqiao Road, Shanghai, China
Postal Code	:	200335
Company's Legal Representative	:	Ye Yigan
Company Secretary	:	Luo Zhuping
Company's website address	:	www.ce-air.com
Company's e-mail address	:	ir@ce-air.com
Telephone	:	(86-21) 6268 6268
Facsimile	:	(86-21) 6268 6116

Places of Listing	The Shanghai Stock Exchange	Code : **600115**
		Abbreviation : **Eastern Airlines**
	The Stock Exchange of Hong Kong Limited	Code : **670**
	The New York Stock Exchange, Inc.	Code : **CEA**


CHINA EASTERN
中國東方航空

(Prepared in accordance with International Financial Reporting Standards)

Expressed in RMB millions	1999	2000	2001	2002	2003
Year Ended 31 December					
Turnover	10,163	11,220	12,153	13,079	**14,277**
Other operating income	294	223	127	226	**2**
Operating expenses	(9,252)	(10,444)	(11,283)	(12,242)	**(14,058)**
Operating profit	1,205	999	997	1,063	**221**
Interest expenses, net	(966)	(815)	(814)	(731)	**(712)**
(Loss)/profit before taxation	128	304	314	263	**(590)**
(Loss)/profit attributable to shareholders	84	176	542	86	**(950)**
(Loss)/earnings per share (RMB) (1)	0.02	0.04	0.11	0.02	**(0.02)**
At 31 December					
Cash and cash equivalents	1,315	1,423	1,331	1,945	**1,583**
Working capital deficiency	(657)	(858)	(3,163)	(7,437)	**(9,941)**
Non-current assets	24,320	24,726	25,201	28,151	**33,175**
Long-term loans, including current portion	4,706	4,804	5,301	6,495	**11,223**
Finance lease obligations, including current portion	11,557	11,308	9,871	8,184	**7,101**
Total capital and reserves	7,013	6,870	7,320	7,379	**6,382**

(1) The calculation of (loss)/earnings per share is based on the consolidated (loss)/profit attributable to shareholders and 4,866,950,000 shares in issue.

Turnover


RMB millions
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
10,163
11,220
12,153
13,079
14,277
1999
2000
2001
2002
2003

Earnings/(loss) per share


RMB
0.2
0.1
0.0
-0.1
-0.2
-0.3
0.02
0.04
0.11
0.02
-0.20
1999
2000
2001
2002
2003

Profit/(loss) attributable to shareholders


RMB millions
800
600
400
200
0
-200
-400
-600
-800
-1000
84
176
542
86
-950
1999
2000
2001
2002
2003

(Prepared in accordance with PRC Accounting Regulations)

Operating Results (Year Ended 31 December 2003)

	RMB millions
Total profit	**(410.12)**
Income from Main Operation	**1,927.07**
Income from Other Operation	**409.83**
Income from Investments	**43.80**
Net Income outside Business	**94.46**

Major Accounting Data & Financial Indicators (Expressed in RMB Million)

	2003	2002 (before adjustment)	2002 (after adjustment)	2001 (before adjustment)	2001 (after adjustment)
1. Revenue from Main Operations	**13,999.06**	13,390.65	13,390.65	12,839.34	12,839.34
2. Net (Loss)/Profit	**(825.97)**	124.26	124.26	132.92	97.00
3. Total Assets	**36,687.48**	31,426.20	31,610.13	27,355.23	27,393.46
4. Shareholders Equity	**5,226.91**	6,284.07	6,381.41	6,241.37	6,256.66
5. (Loss)/Earning per Share (RMB)	**(0.1697)**	0.0255	0.0255	0.0273	0.0199
6. (Loss)/Earning per Share after deduction of extraordinary profit and loss (RMB)	**(0.2069)**	0.0138	0.0155	0.0302	0.0228
7. Net Assets per Share (RMB)	**1.074**	1.291	1.311	1.282	1.286
8. Return on Net Assets (%)	**(15.80)**	1.98	1.95	2.13	1.55
9. Net Assets per Share after adjustments (RMB)	**1.0001**	1.2303	1.2503	1.2082	1.2113
10. Net Amount of Cash Flow per Share Created by Business Operation (RMB)	**0.83**	0.73	0.73	0.66	0.66

*** Non-frequented gains and losses**

Items	Year 2003	Year 2002
Gain on short-term investment	**18,872,894.67**	417,048.39
Subsidy income	**75,135,348.95**	46,588,500.00
Gains on disposal of fixed assets	**1,113,033.44**	24,141,029.50
Revenue of Sales in Advance of Carriage excesses settlement period	**98,966,740.57**	–
Other Operating Revenue	**4,424,966.51**	2,125,010.23
Less: Losses on disposal of fixed assets	**8,832,544.21**	16,455,434.21
Other Non-operating Expense	**8,495,601.45**	8,041,296.24
Total	**181,184,838.48**	48,774,857.67

(Prepared in accordance with PRC Accounting Regulations)

Notes:

1. The major accounting data and financial indicators in 2001 and 2002 are adjusted pursuant to the same accounting policies in 2003.
2. Calculation of Major Financial Indicators:

   (Loss)/Earning per Share = Net Profit ÷ Total Number of Ordinary Shares at the end of year

   Net Assets per Share = Shareholders' Equity at the end of year ÷ Total number of Ordinary Shares at the end of year

   Net Assets per Share after Adjustments = [Shareholders' Equity at the end of year – Accounts Receivable aged more than 3 years – Deferred & Prepaid Expenses – Net Loss on Assets (current and fixed) to be disposed of – Pre-operating expenses – Long-term Deferred & Prepaid Expenses – Negative Balance of housing fund] ÷ Total Number of Ordinary Shares at the end of year

   Net Amount of Cash Flow per Share Created by Business Operation = Net Amount of cash flow created by Business Operation ÷ Total Number of Ordinary Shares at the end of year

   Return on Net Assets = Net (Loss)/Profit ÷ Shareholders' Equity at the end of year 100%

Changes in Shareholders' Equity (Expressed in RMB million, except share capital)

	Share Capital (unit 10,000)	Capital Reserve	Surplus Reserve	Statutory Common Welfare Fund	Retained Profits	Shareholders' Equity Total
Beginning Balance	486,695.00	1,257.11	59.19	29.51	198.16	6,381.40
Increase, Current	–	40.96	59.62	29.39	0.00	100.58
Decrease, Current	–	150.98	–	–	1,104.09	1,255.07
Ending Balance	486,695.00	1,147.09	118.81	58.90	(905.93)	5,226.91

The current increase of capital reserve resulted from the acceptance of cash donation and transfer of amount payable without definite creditor.

The current increase of surplus reserve is appropriated by its subsidiary according to after-tax profit.

The decrease of undistributed profit is due to the loss in this year and appropriation of surplus reserve by subsidiary.

	Year ended December 31 2003	2002	Change
Capacity			
ATK (available tonne-kilometers) (millions)	**4,774.50**	4,366.64	9.34%
– Domestic routes	**1,926.49**	1,669.71	15.38%
– International routes	**2,390.96**	2,267.09	5.46%
– Hong Kong routes	**457.04**	429.84	6.33%
ASK (available seat-kilometers) (millions)	**29,779.98**	27,962.51	6.50%
– Domestic routes	**15,909.17**	13,494.36	17.89%
– International routes	**10,178.43**	10,818.65	-5.92%
– Hong Kong routes	**3,692.38**	3,649.50	1.17%
AFTK (available freight tonne-kilometers) (millions)	**2,094.30**	1,850.01	13.20%
– Domestic routes	**494.67**	455.22	8.67%
– International routes	**1,474.90**	1,293.41	14.03%
– Hong Kong routes	**124.73**	101.39	23.03%
Hours flown (thousands)	**259.41**	234.59	10.58%
Traffic			
RTK (revenue tonne-kilometers) (millions)	**2,907.70**	2,652.23	9.63%
– Domestic routes	**1,180.14**	968.32	21.87%
– International routes	**1,473.93**	1,431.11	2.99%
– Hong Kong routes	**253.63**	252.80	0.33%
RPK (revenue passenger-kilometers) (millions)	**18,002.71**	18,206.42	-1.12%
– Domestic routes	**10,301.78**	8,515.70	20.97%
– International routes	**5,767.26**	7,456.76	-22.66%
– Hong Kong routes	**1,933.67**	2,233.96	-13.44%
RFTK (revenue freight tonne-kilometers) (millions)	**1,296.61**	1,023.03	26.74%
– Domestic routes	**258.09**	206.24	25.14%
– International routes	**957.92**	763.89	25.40%
– Hong Kong routes	**80.60**	52.90	52.37%
Number of passengers carried (thousands)	**12,040.19**	11,533.11	4.40%
– Domestic routes	**8,876.82**	7,714.35	15.07%
– International routes	**1,732.63**	2,133.04	-18.77%
– Hong Kong routes	**1,430.74**	1,685.72	-15.13%
Weight of cargo and mail carried (millions of kg)	**459.81**	344.68	33.40%
– Domestic routes	**205.34**	170.16	20.68%
– International routes	**197.83**	136.12	45.33%
– Hong Kong routes	**56.64**	38.40	47.51%

	Year ended December 31 2003	2002	Change
Load Factor			
Overall load factor (%)	**60.90**	60.74	+0.16 points
– Domestic routes	**61.26**	57.99	+3.27 points
– International routes	**61.65**	63.13	-1.48 points
– Hong Kong routes	**55.49**	58.81	-3.32 points
Passenger load factor (%)	**60.45**	65.11	-4.66 points
– Domestic routes	**64.75**	63.11	+1.65 points
– International routes	**56.66**	68.93	-12.26 points
– Hong Kong routes	**52.37**	61.21	-8.84 points
Freight load factor (%)	**61.91**	55.30	+6.61 points
– Domestic routes	**52.17**	45.31	+6.87 points
– International routes	**64.95**	59.06	+5.89 points
– Hong Kong routes	**64.62**	52.18	+12.45 points
Break-even load factor (%)	**63.64**	59.93	+3.71 points
Yield and Cost Statistics			
Revenue tonne-kilometers yield (RMB)	**4.62**	4.71	-1.91%
– Domestic routes	**4.97**	5.08	-2.17%
– International routes	**3.79**	3.77	+0.53%
– Hong Kong routes	**7.95**	8.79	-9.56%
Passenger-kilometers yield (RMB)	**0.57**	0.55	+3.64%
– Domestic routes	**0.54**	0.55	-1.82%
– International routes	**0.53**	0.46	+15.22%
– Hong Kong routes	**0.84**	0.86	-2.33%
Freight tonne-kilometers yield (RMB)	**2.46**	2.39	+2.93%
– Domestic routes	**1.08**	1.19	-9.24%
– International routes	**2.63**	2.54	+3.54%
– Hong Kong routes	**4.84**	4.86	-0.41%
Available tonne-kilometers unit cost (RMB)	**2.94**	2.87	+2.44%

*Note: China Eastern Airlines Wuhan Limited ("CEA Wuhan") is a joint venture not majority-owned by the Company. The operating data of CEA Wuhan therefore are not consolidated herein.





Ye Yigan, Chairman

Dear shareholders,

I am pleased to present the report on the operating results of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (collectively, the "Group") for the year ended December 31, 2003. On behalf of all the staff of the Group, I would like to extend my sincere thanks to the shareholders for their support of the Group.

In 2003, the global aviation industry faced a lot of challenges and difficulties. The Iraq war and the outbreak of SARS worsened the situation while the industry was struggling to recover from the "September 11" tragedy. In particular, the outbreak and rapid spread of SARS in certain areas of Asia in the first half of 2003 caused a dramatic shrinking in passenger demand, which for a moment created a difficult situation for the Chinese airline operators. During the period of SARS, the Group made all efforts to minimize the damage by postponing plans of new aircraft acquisitions, canceling or consolidating certain flights, cutting the salaries of all employees and so on. In the second half of 2003, as the epidemic was gradually brought under control and the domestic passenger market started to make a strong comeback in the third quarter, the Group decided to complete its


车A340—600落户中国东方航空股份

The Company welcomed its first Airbus A340-600 aircraft on July 30, 2003.

acquisitions of the aircraft of which the delivery had been postponed in the first half of the year and promptly put them into service. The Group also actively adjusted the allocation of passenger and cargo capacity and improved its route network in response to changes in the market demand. In addition, the Group allocated its best aircraft to, and increased the flight frequency of, the high-yielding routes with high demand. In 2003, the Company successively launched the new passenger routes of Shanghai-Phuket and Shanghai-Melbourne and the new cargo routes of Shanghai-Beijing-Luxembourg and Shanghai-Anchorage-Los Angeles-San Francisco, and consequently further improved its route network and created advantage in certain international routes. Based on our detailed market studies, we terminated the relatively low-yielding route of Shanghai-Munich-Madrid and increased the flight frequency on the Shanghai-Paris route in order to retain European passengers. The launch of the international transit route from Sydney to Paris via Shanghai improved our capacity and quality in terms of providing transit services. We enhanced our competitiveness by replacing the older MD-11 with the newly acquired Airbus A340-600 to serve on the China-U.S. routes. A seat reservation service was launched on the Shanghai-Hong Kong route. In addition, we encouraged foreign passengers to come to China through brand marketing activities at appropriate times and promotion of our service packages such as "China Eastern Express" and "China Shuttle".

We closely cooperated with SABRE Corporation, an American company, and established an airline operating control system (AOC). We further consolidated our marketing system by setting up four major departments – Flight Scheduling and International Operations, Revenue Management, Passenger Information Management and Cargo Management, and three marketing management networks in the eastern, northern and southern areas of China, with Shanghai, Beijing and Guangzhou as the center of each area, respectively. The Company entered into an agreement with PROS Corporation, an American company, for the development of a revenue management system in order to expedite the integration of our revenue management data. Due to the successful implementation of these strategies, the Company's capacity control system and marketing system were well positioned to respond to the demand of market developments.

In August 2003, the Group's frequent flyer club changed its name to "Eastern Miles" and introduced a series of new services, including, among others, instant registration of membership and mileage, online registration of mileage, and accumulation of mileage on expenses at certain hotels and restaurants who are our strategic partners. We achieved our goal of one million members before the end of last year. We therefore have greatly enhanced the recognition and competitiveness of our services. Our electronic ticket service and online payment service also developed steadily, since the electronic ticket service was launched in Shanghai, Beijing, Guangzhou and Wuhan in September 2003.

Compared to 2002, the Group's traffic volume increased by 9.63% to 2,908 million tonne-kilometers in 2003. Revenues from the Group's transportation business were RMB13,448 million in 2003, an increase of RMB966 million or 7.73%. Compared to 2002, the average aircraft daily utilization decreased by 0.6 hours to 8.0 hours in 2003.

Compared to 2002, our passenger revenues increased by 2.2 % to RMB10,261 million in 2003, accounting for 76.30% of our total revenues in 2003. The volume of passenger traffic was 18,003 million passenger-kilometers, a 1.12% decrease compared to 2002.

Our domestic passenger traffic volume was 10,302 million passenger-kilometers in 2003, a 20.97% increase compared to 2002. Compared to 2002, the revenues increased by 19.74% to RMB 5,592 million in 2003, accounting for 54.50% of our total passenger revenues in 2003. The increase in the revenues from our core business in 2003 was largely driven by our domestic passenger transportation business. As a result of the recovery of the domestic passenger market during the second half of the year, we allocated more capacity to domestic routes. Our nationwide domestic passenger capacity increased by 17.89% compared to 2002.

The passenger traffic volume on our Hong Kong routes was 1,934 million passenger-kilometers in 2003, a 13.44% decrease compared to 2002. Compared to 2002, the revenues decreased by 14.86% to RMB1,627 million in 2003, accounting for 15.85% of our total passenger revenues in 2003. The passenger traffic capacity on our Hong Kong routes increased by 1.17% compared to 2002.

Our international passenger traffic volume was 5,767 million passenger-kilometers in 2003, a 22.66% decrease compared to 2002. Compared to 2002, the revenues decreased by 12.00% to RMB3,042 million in 2003, accounting for 29.65% of our total passenger revenues in 2003. The passenger capacity on international routes



At 23:55 on December 31, 2003, the Management met the arrival of the last flight at Pudong International Airport and celebrated for the realization of the tenth consecutive Flight Safety Year.

decreased by 5.92% compared to 2002. Our international passenger business slowed down in 2003 due to the fact that China was listed by the World Health Organization as an area seriously affected by SARS, as well as a number of other factors such as the effect of Iraq war and the terrorism.

Our cargo and mail traffic volume was 1,296 million tonne-kilometers in 2003, a 26.74% increase compared to 2002. Compared to 2002, the freight revenues increased by 30.36% to RMB3,187 million in 2003, accounting for 22.32% of our total revenues in 2003. We increased our freight charges to an appropriate level in response to the increasing demand from import and export trade following China's accession to the WTO. In addition, we successively remodeled three MD-11 passenger aircraft into freighters during the second half of 2003 to expand our freighter fleet in response to the rapid growth of our cargo business.

Compared to 2002, our operating costs increased by 14.84% to RMB14,058 million in 2003.

Expenditure on aviation fuel reached RMB3,045 million, a 18.77% increase compared to 2002. In 2003 the Group consumed a total of 1,023,700 tonnes of aviation fuel, an increase of 8.81% compared to 2002. Due to the Iraq war, average domestic and international aviation fuel prices increased by 10.60% and 3.63%, respectively, compared to 2002.

The wages, salaries and benefits were RMB1,449 million in 2003, a 39.89% increase compared to 2002, largely because our work force increased by approximately 5% compared to 2002, and most of our newly hired staff are pilots and cabin crew in order to meet the requirements of our fleet expansion. In addition, in accordance with relevant government regulations and with reference to the policies implemented by enterprises in nearby region, the Company formulated a staff housing allowance policy in 2003. As the housing allowance standard under the new housing policies is higher than the standard to which the Company made reference in 2000 and the number of eligible employees also increased, the Company recognised a related provision of RMB340 million as at December 31, 2003, which is RMB260 million higher than the provision of RMB80 million made in 2000. The incremental provision was fully charged to current year's income statement.

The takeoff and landing charges were RMB2,254 million, a 13.41% increase compared to 2002, due largely to the increase of domestic airport charges with effect from September 1, 2002. Our domestic takeoffs and landings increased by 20.14% compared to 2002.

In addition, the Japanese Yen and the Euro have a significant percentage in our debt structure. Due to the appreciation of the Japanese Yen and the Euro against the Renminbi in 2003, the Group booked an exchange loss of RMB70.33 million in 2003.

In summary, the losses attributable to shareholders were RMB950 million for the year ended December 31, 2003.

As of December 31, 2003, the Group had a total of 16,435 employees, most of whom work in China. The employees' compensation is primarily composed of the basic salary and performance-based bonus. There were no labor disputes between the Group and its employees. The Group did not experience a material loss of employees or encounter any difficulties in recruiting new employees.

In January 2001, we joined the employee medical insurance scheme introduced by the Shanghai government. The Group and the employees pay premiums at the approximate rates of 12% and 2%, respectively, of the basic salary. We are not liable for any medical costs other than our contributions to the scheme. We believe that the implementation of the scheme will have no serious impact on our operations and finances.

We finance our working capital requirements by the funds generated from operations and short-term bank loans. As of December 31, 2002 and December 31, 2003, we had cash and cash equivalents of RMB1,945 million and RMB1,583 million, respectively. In 2002 and 2003, our net cash inflows generated by operating activities were RMB2,160 million and RMB3,267 million, respectively, while our net cash outflows used in investment activities were RMB4,543 million and RMB7,409 million, respectively. In the past two years, our primary cash requirements were the funds for the acquisitions and upgrades of aircraft and flight equipment and debt repayments. Our net cash inflow generated from financing activities in 2002 was RMB2,956 million, and that in 2003 was RMB3,764 million, both primarily from bank loans.

We generally operate with a working capital deficit. As of December 31, 2003, our current liabilities exceeded our current assets by RMB9,941 million. For years we have arranged, and we believe that we will be able to continue to arrange, short-term loans through domestic banks in China and foreign-funded banks to meet our working capital requirements. As of December 31, 2002 and December 31, 2003, the total amounts of our short-term loans were RMB4,527 million and RMB4,632 million, respectively, and our long-term loans were RMB6,495 million and RMB11,223 million, respectively.

We generally finance our purchase of aircraft through operating leases and bank loans secured by our assets. As of December 31, 2003, the total value of our mortgaged assets increased by 197.52%, from RMB3,272 million as of the end of 2002 to RMB9,735 million.

Outlook for 2004

We would like to caution readers of this report that the operations of the air transportation industry are substantially influenced by global political and economical developments. Accidents, unexpected incidents, etc. may have a material impact on our operations or the industry as a whole. This 2003 annual report of the Group contains, *inter alia*, certain forward-looking statements, such as forward-looking statements on the global and Chinese economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks.

In 2003, the development of the global economy was not severely restrained by certain events which occurred in the first half of the year. As the U.S. economy becomes stronger, the recovery of the global economy seems to be sustainable. Asia will continue to be the fastest growing area in the world. As a fast growing region in Asia, China has achieved impressive economic performance. The Chinese government has effectively implemented the economic restructuring and its open-door policies, which have laid a solid foundation for the steadfast economic growth. Moreover, China's economy is further energized by the gradual recovery of the global economy and China's admission to the WTO.

Today, globalization is a trend of the economic development in the world. Such trend not only strengthens the economic interconnections among countries but also generates an increase in trade and commercial activity. Since China's admission to the WTO, it has been playing an increasingly important and active role in the economic globalization. As a result, while the regional economic integration has accelerated the general economy, it has also boosted the fast growth of the aviation market in this region.

Along with the further growth of China's economic strength and the further improvement of Chinese people's consumption level, tourism by air travel is gradually becoming a fast growing business in China. China has a large territory, a large population and very rich tourist resources. It presents great potential for the development of air transportation. The Group is determined to grasp the business opportunities created by large events, holidays and travel seasons, make timely adjustments to the allocation of its transportation capacity, increase its traffic volume and boost its operating revenues.

Shanghai, where the Group's headquarters is located, is one of the major cities in China with a fast growing economy and is becoming a center of China's economy, trading, finance and aviation. To our knowledge, the Civil Aviation Administration of China ("CAAC") and the Shanghai municipal government are cooperating to push ahead a plan to turn Shanghai into an Asia-Pacific aviation hub. We believe that the construction of such aviation hub will further enhance the economic globalization in the Shanghai area and bring to us a significant amount of passenger and cargo resources. At the same time, it will also intensify the competition in the region's aviation market. As one of the most important airlines based in Shanghai, we will devote efforts to achieve a steady expansion of our market share in the Shanghai area, optimize our route network, develop attractive services, increase investment in the construction of our operating hubs and get ourselves well prepared for challenges and opportunities.

In September 2003, the CAAC made an official announcement to close down 23 provincial-level CAAC divisions and hand over 93 airports around the country to local governments, which is part of the restructuring whereby those airports will be run as enterprises. In the recent years, the airlines and ground service enterprises directly under the CAAC completed their primary restructuring and were consolidated into six large groups. The restrictions on foreign investments in China's civil aviation industry were also further lifted. These changes reflect the increased speed at which China's civil aviation industry implemented its restructuring. Following many deliberations, the Pricing Reform Plan for the Domestic Civil Aviation Industry was approved by China's State Council and will become effective on April 20, 2004. Under this plan, the government will formulate pricing guidelines for the domestic air transport market. This plan has clarified that the governmental price authorities will no longer directly set the prices for various routes. Instead, direct control of governmental price authorities over airfares will be changed to indirect control through the setting of the basic rates and price ranges for air transportation by such governmental price authorities. Airlines will be able to determine their own airfares within the ranges set by the governmental price authorities and adopt more flexible sales policies. Based on our understanding of the current development of the industry and the government policies, we expect that, as reforms continue to accelerate in 2004, the rights and obligations of both regulatory authorities and business operators will be further clarified and standardized, the operators' power to manage their own business will be further enhanced, and the supervision of a regulated and orderly market and a fair and positive competition mechanism will provide a favorable environment for the growth of the Group's business.

To our knowledge, some relevant government authorities and the CAAC are discussing the possibility of exempting airline operators from making contributions to the civil aviation infrastructure construction funds, in order to further the industry restructuring and to alleviate the cost burden of air transport enterprises. In addition, domestic airline operators benefited from China's admission to the WTO, which resulted in lower cost of aircraft fuel and favorable policies relating to reduction in import tariffs on aviation equipment. It is also expected to reduce our unit operating cost by opening up businesses relating to computer reservation systems and aircraft maintenance to foreign investments.

In order to implement the State Council's strategic restructuring plan for the aviation industry and to accelerate the consolidation of airline operations, we are in the process of accelerating the integration of our safety management, fleet development, marketing, service standards and equipment allocations, in order to enhance our competitiveness and expand our business.

In light of the market environment and our current operations, we plan to implement the following strategies in order to enhance our competitiveness in 2004:


庆祝中国东方航空"上海--墨尔本

The Company held a press conference on December 5, 2003 for its "Shanghai – Melbourne" route.

1. To ensure flight safety and enhance service quality

Year 2003 was our 10th safe flight year. In 2004, the Group will further strengthen its safety management and supervision and establish a more scientific, efficient and standardized safety management network and operation supervision system.

The Group once again received the first prize in the activity known as "2003 Million Passengers' Appraisal of Civil Aviation" and organized by the China Civil Aviation Association, and for the third consecutive year ranked No. 1 in the group of the airlines that carry more than ten million passengers in a year. In 2004, we will continue to develop new service products and improve the diversification of our services. We will promote our "China Eastern Express", "China Shuttle" and "Easy Transit" services by enhancing the on-time arrival rate. We will also improve our "Quality Shanghai-Hong Kong Business Route" and eventually extend this tailored service to our Japanese and Korean routes. Furthermore, we will work towards seamless transits and connections of our international and domestic flights. We will also set up a call center to provide integrated package services such as for frequent flyers, flight enquiries, reservations, travel suggestions, passengers' complaints and so on. By assuring high-quality and safe flights, efficient operation support and customer-friendly transportation services, we believe that our reputation and competitiveness will be greatly enhanced.

2. **To optimize capacity allocation and increase market share**

In 2004, the Company plans to introduce and put into operation two Airbus A340-600 aircraft, five Airbus 320 aircraft and two Airbus A321 aircraft. With the support of our upgraded Airline Operation Control System (AOC), we will continue to optimize our capacity allocation and our route network, improve the efficiency of the allocation of our capacity resources and increase our aircraft utilization. Taking advantage of the opportunity created by the transformation of Shanghai into an international airport hub, the Group will continue to operate its business based on the strategy to "strengthen business in Europe, the U.S. and Australia, develop the business in Hong Kong, Japan and Korea, and expand the market in the greater Shanghai area and Eastern China." The Group will increase flights between major cities in China and foster more high-yielding trunk routes focusing on business passengers, based on its "China Eastern Express" services on the routes from Shanghai to Hong Kong, Beijing, Guangzhou and Shenzhen. We will also try to obtain more favorable takeoff slots while we increase our flight frequency. In addition, we will seize every opportunity to open new international routes with high market potentials and extend our international routes in cooperation with foreign carriers by entering into code sharing agreements. We aim to build up a superior route network centered in Shanghai that not only connects domestic major routes and supplemental routes, but also connects international routes and domestic routes. Moreover, we will closely monitor the tourist market, strengthen flight allocation during traditional festivals and holidays and arrange extra flights and charters as appropriate, in order to achieve full efficiency in capacity utilization.

3. **To improve marketing strategies and profitability**

(1) We will make every effort to complete the integration of the route pricing data system which is essential to our revenue management system, in order to create as early as possible a more up-to-date and sophisticated pricing system and enhance our route profitability.

(2) We will closely monitor the market movement and take proactive and flexible measures to increase our direct sales. We will continue to promote the Eastern Miles in our sales system in order to retain and attract higher-yielding business passengers.

(3) We will further standardize our agency channels, improve the incentive and constraint mechanism of our sales system, and closely cooperate with top-class tourist companies, in order to provide high-quality and diversified air tourist packages.

(4) We will further enhance the marketing and technical support of the e-ticket, gradually extend our e-ticket sales to all major airports in China, and eventually turn the e-ticket into a major method in our direct sales.

4. To strengthen our financial management and strictly control expenses

In 2004, the Group will experience considerable cost pressure due to the high price of air fuel, the leasing fees for new aircraft and the increased depreciation and amortization. The tightened credit control in China and abroad will make our financing more difficult. The Company plans to take the following measures to control our expenses to every extent possible:

(1) We will strengthen the management of our controllable expenses, such as air meals and agent commissions, closely monitor our cash outflow budget, block any unauthorized agent commissions, and effectively implement comprehensive budget management.

(2) We will strengthen our control of the risks related to foreign currencies and air fuel through reasonable financial derivative transactions and reduce the related cost;

(3) We will purchase our aviation equipment economically, implement resource sharing, reduce the aviation equipment in costs, and reduce maintenance costs.

(4) We will strengthen our control of investment activities, closely monitor the operations of the companies invested in and the returns they generate, in order to ensure investment profitability.



The Company topped the list of "Passengers' Rating of Civil Aviation Award" for three consecutive years in 2003.


著名注册商标授牌仪式
上海市著名商标

The Company was honoured as a "Famous Trademark in Shanghai".

5. **To increase investment in capacity and expand cargo services**

The Yangtze River Delta, the area experiencing the fastest economic development in China, is shaping itself into a major manufacturing base in the world. In response to the tremendous opportunities of cargo business in this region, the Group will put six MD-11 all-cargo aircraft into operation in 2004. We expect this newly added capacity will meet almost all of the capacity demand for the high-yielding cargo flights to and from the U.S., Japan and Europe and further improve the Group's leading position in the cargo market in Eastern China. Taking advantage of our passenger route network, we will fully utilize the usable cargo space in our passenger flights. We will also continue the construction of ancillary facilities in airport hubs, conduct detailed market studies to optimize our cargo structure, shorten cargo transit, and improve service quality of freight transits.

On behalf of the Board of Directors, I would like to express my gratitude to all of the shareholders.

Ye Yigan
Chairman

Shanghai, China
5 April 2004





Li Fenghua, President

In 2003, we operated 210 routes, of which 166 were domestic routes (including 14 routes to Hong Kong) and 44 were international routes (including 11 international cargo routes). We operated approximately 3,090 scheduled flights per week, serving a total of 81 foreign and domestic cities. In 2003, we added 22 aircraft, including the purchase of three Airbus A340-600 aircraft and ten Airbus A320 aircraft and the acquisition of five Boeing B737-700 under operating leases. We also wet-leased two Airbus A300-600 aircraft and two CRJ-200 aircraft from China Eastern Air Northwest Company and China Eastern Air Yunnan Company, respectively. We terminated the service of three aged Boeing B737-200 aircraft. As of December 31, 2003, we operated a fleet of 97 aircraft, including 89 passenger jet aircraft with a capacity of over 100 seats, two passenger aircraft for feeder routers and six jet freighters. During 2003, we also wet-leased a Boeing B747-200 freighter on short-term in order to meet the increased market demand.



The following table sets forth details of our fleet as of December 31, 2003:

	As of December 31, 2003			Planned Additions*	
	Number of Aircraft Owned or under Capital Leases	Number of Aircraft under Operating Leases	Total Number of Aircraft	2004	2005
A340-600	3		3	2	
A340-300	5		5		
A300-600	7	5	12		
A321				2	2
A320	20	10	30	5	5
A319		10	10		
MD-90	9		9		
MD-82		3	3		
B737-800					3
B737-700	4	7	11		
B737-300	3	3	6		
CRJ-200		2	2		
MD-11F	6		6		
Total	**57**	**40**	**97**	**9**	**10**

* Except for three Boeing B737-800 to be acquired under operating leases, the other aircraft will be purchased by our company.

Review of Operating Results

The following discussion and analysis should be read together with our audited financial statements and the accompanying notes prepared in accordance with IFRS that are included elsewhere in this annual report. The financial data presented in this section are derived from our audited financial statements prepared in accordance with IFRS.

Operating Revenues. Our total operating revenues increased from RMB13,079 million in 2002 to RMB14,277 million in 2003, or 9.2%, reflecting increase in our domestic passenger and cargo revenues. These revenues were net of the applicable PRC sales tax and civil aviation infrastructure levies.

Revenues from our passenger and cargo and mail transportation business increased from RMB12,482 million in 2002 to RMB13,448 million in 2003, or 7.7%. Compared to 2002, the average aircraft daily utilization decreased by 0.6 hours to 8.0 hours in 2003.

Passenger revenues, which accounted for 76.3% of our total transportation revenues in 2003, increased from RMB10,038 million in 2002 to RMB10,261 million in 2003, or 2.2%, reflecting increase in domestic passenger revenues driven by the recovery of the domestic passenger market during the second half of 2003. Passenger revenues in the second half of 2003 were RMB6,555 million, representing an increase of 21.3% from RMB5,405 million in the second half of 2002.

Our domestic passenger revenues, which accounted for 54.4% of our total passenger revenues, increased from RMB4,670 million in 2002 to RMB5,592 million in 2003, or 19.7%, primarily because we took advantage of the opportunities created by the recovery of the domestic passenger market during the second half of 2003 and attracted more customers. Domestic passenger revenues in the second half of 2003 were RMB3,651 million, representing an increase of 46.9% from RMB2,485 million in the second half of 2002. Compared to 2002, our domestic passenger traffic increased by 21.0% in 2003, and our domestic passenger load factor increased from 63.1% in 2002 to 64.8% in 2003. In response to the market demand, we increased capacity on our domestic routes by 17.9% in 2003. Our domestic passenger yield decreased slightly from RMB0.55 in 2002 to RMB0.54 in 2003 per passenger-kilometer, primarily due to competition in the domestic market.

Hong Kong passenger revenues, which accounted for 15.9% of our total passenger revenues, decreased from RMB1,911 million in 2002 to RMB1,627 million in 2003, or 14.9%, primarily due to the adverse effect on the traffic volume on our


中国东方航空股份有限公司
2002年度股东大会

Hong Kong regional routes by the outbreak and spread of a highly contagious form of atypical pneumonia, also known as severe acute respiratory syndrome, or SARS, in Hong Kong and other areas in China. Hong Kong passenger traffic decreased by 13.4% in 2003 over that of 2002. In order to increase our market share and in response to competition on our Hong Kong routes, we increased the passenger capacity on our Hong Kong routes by 1.2% in 2003. Our Hong Kong passenger load factor decreased from 61.2% in 2002 to 52.4% in 2003, and our Hong Kong passenger yield decreased from RMB0.86 in 2002 to RMB0.84 in 2003 per passenger-kilometer. The decrease in passenger load factor and passenger yield on Hong Kong routes was also attributable to competition from other airlines.

International passenger revenues, which accounted for 29.7% of our total passenger revenues, decreased from RMB3,457 million in 2002 to RMB3,042 million in 2003, or 12.0%. The decrease in international passenger revenues mainly reflected decreased international passenger traffic caused by




中國東方航空
CHINA EASTERN
中国东方航空“金燕俱乐部”更名为
暨新常旅客计划推介会

SARS. Starting from the end of 2002 until mid June 2003, most areas of China were affected by SARS. The SARS-related travel advice issued by the World Health Organization as well as governmental agencies and private companies of other countries significantly discouraged business travelers and tourists to travel to China. Other factors such as the Iraq war and the terrorist activities also affected the international traffic. As a result, international passenger traffic decreased by 22.7% in 2003 over that of 2002. Our international passenger capacity decreased by 5.9% in 2003 compared to 2002. Our international passenger load factor decreased from 68.9% in 2002 to 56.7% in 2003. However, our international passenger yield increased from RMB0.46 in 2002 to RMB0.53 in 2003 per passenger-kilometer primarily because the increase in customers who fly business class on our international routes and the appreciation of certain foreign currencies against Renminbi in 2003.

We generate cargo and mail revenues from the transportation of cargo and mail on our designated cargo aircraft as well as from the carriage of cargo and mail on passenger aircraft. Revenues from cargo and mail operations, which accounted for 23.7% of our total transportation revenues in 2003, increased from RMB2,445 million in 2002 to RMB3,187 million in 2003, or 30.4%. The increase in our cargo revenues was primarily the result of our increased freight charges in response to the increased demand. The demand was driven by increased importation and exportation after China's admission to the World Trade Organization, or WTO. Our cargo and mail traffic (as measured in revenue freight tonne-kilometers, or RFTKs) increased from 1,023 million RFTKs in 2002 to 1,297 million RFTKs in 2003, or 26.7%. In response to the rapid growth in our cargo and mail operations, we successively remodeled three MD-11 passenger aircraft into freighters in the second half of 2003. Cargo yield increased from RMB2.39 in 2002 to RMB2.46 in 2003 per cargo tonne-kilometer primarily as a result of increased market demand.

Other operating revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading, aircraft cleaning, fueling and ground transportation of cargo and passenger luggage for airlines operating to or from Hong Qiao International Airport and Pudong International Airport. We are currently the principal provider of airport ground services at both Hong Qiao International Airport and Pudong International Airport. Other operating revenues increased from RMB596 million in 2002 to RMB829 million in 2003, or 39.0%, which is higher than the 25.8% growth rate achieved in 2002. The increase in other operating revenues in 2003 was mainly due to increase in our airport ground service revenues as a result of increased volume of imported and exported goods after China's admission to the WTO. It is also attributable to the increase in our commission revenues generated from our ticket handling services provided to other airlines.

Operating Expenses. Our total operating expenses increased from RMB12,242 million in 2002 to RMB14,058 million in 2003, or 14.8%, reflecting mainly increase in aviation fuel expenses, wages, salaries and benefits, other depreciation, amortization and operating lease expenses, aircraft maintenance expenses, commissions and take-off and landing charges. Our total operating expenses as a percentage of our total operating revenues increased from 93.6% in 2002 to 98.5% in 2003.

Aviation fuel expenses increased from RMB2,564 million in 2002 to RMB3,045 million in 2003, or 18.8%, primarily as a result of increased fuel prices and the expansion of our fleet. In 2003, we consumed a total of 1,023,700 tonnes of aviation fuel, representing an increase of 8.8% compared to 2002. In 2003, due to the Iraq war, the weighted average domestic and international fuel prices paid by our company increased by approximately 10.6% and 3.6%, respectively.


31
FIRST CLASS

Aircraft depreciation and operating lease expenses increased from RMB2,455 million in 2002 to RMB2,851 million in 2003, or 16.1%. Other depreciation, amortization and operating lease expenses increased from RMB400 million in 2002 to RMB495 million in 2003, or 23.7%, primarily due to the expansion of our fleet.

The wages, salaries and benefits increased from RMB1,036 million in 2002 to RMB1,449 million in 2003, or 39.9%, mainly because our work force increased by approximately 5% compared to 2002, and in order to meet the requirements of our fleet expansion, most of our newly hired staff are pilots and cabin crew that are paid relatively high compared to our average salaries. In addition, in accordance with relevant government regulations and with reference to the policies implemented by enterprises in nearby regions, we formulated a staff housing allowance plan in 2003. The housing allowance standards under the new housing plan are higher than the standards to which we made references in 2000 in making provisions. Moreover, the number of employees who are qualified to receive housing allowance also increased in 2003. As a result, we recognized provisions of RMB340 million as of December 31, 2003, which amount is RMB260 million higher than the provisions of RMB80 million that we made in 2000. The increased amount of the provisions was fully charged to our income statement for our fiscal year ended December 31, 2003.

Take-off and landing charges increased from RMB1,988 million in 2002 to RMB2,254 million in 2003, or 13.4%, which accounted for 16.0% of our total operating expenses in 2003, primarily due to the mandatory increase in the take-off and landing charges for domestic flights by the CAAC, effective September 1, 2002, and a 20.1% increase in 2003 in our domestic flight take-offs and landings compared to 2002.

Aircraft maintenance expenses were RMB1,329 million in 2003, compared to RMB1,078 million in 2002, an increase of 23.3%. This increase is mainly due to increased number of aircraft and engines that were subject to overhaul in 2003, and increased maintenance of aircraft that were temporarily out of service during the period of SARS.

Commission expenses increased from RMB380 million in 2002 to RMB465 million in 2003, or 22.5%, primarily due to commission payments to China Eastern Air Northwest Company and China Eastern Air Yunnan Company that began to sell our passenger tickets since March 2003.

Food and beverage expenses decreased from RMB606 million in 2002 to RMB542 million in 2003, or 10.6%, primarily due to decreased provision of food and beverage during the period of SARS, and our effective control over purchases and provision of food and beverage, which is partially offset by the increased expenses resulted from the increased traffic volume on domestic routes.



Other operating expenses increased from RMB520 million in 2002 to RMB570 million in 2003, or 9.7%. Other operating expenses included provision for obsolescence of flight equipment spare parts, maintenance expenses of other fixed assets, computer and telecommunications expenses and other expenses. The increase was mainly attributable to increase in provision for obsolescence of flight equipment spare parts and maintenance expenses for our office building in Pudong.

Fixed assets. Our company had approximately RMB26.8 billion of fixed assets as of December 31, 2003, including aircraft and flight equipment with a value of approximately RMB23.8 billion. Fixed assets are initially recognized at cost and are subsequently stated at revalued amount, being its fair value at the date of revaluation less any subsequent accumulated depreciation.

Valuation of fixed assets is based on market conditions and global economic factors that we may not control. The determination of fair market value requires significant judgment, including judgment on valuations by our management and/or by independent professional appraisers. Our directors have reviewed the carrying value of our fixed assets as of December 31, 2003 and are of the opinion that the carrying amount is not materially different from the fair value of our fixed assets.

Net Losses. The net losses attributable to shareholders was RMB950 million for the fiscal year ended December 31, 2003.

Liquidity and Capital Resources

We finance our working capital requirements through a combination of funds generated from operations and bank loans. As a result, our liquidity would be adversely affected to the extent there is a significant decrease in demand for our services, or any delay in obtaining bank loans. As of December 31, 2002 and 2003, we had cash and cash equivalents of RMB1,945 million and RMB1,583 million, respectively. In 2002 and 2003, our net cash inflows generated from operating activities were RMB2,160 million and RMB3,267 million, respectively, while our net cash outflows used in investment activities were RMB4,543 million and RMB7,409 million, respectively. In the past two years, our primary cash requirements were for the acquisitions and upgrades of aircraft and flight equipment and debt repayments.

In 2002 and 2003, payment of advances on aircraft and flight equipment were RMB2,600 million and RMB1,296 million, respectively, while additions of aircraft and flight equipment were RMB1,004 million and RMB5,560 million, respectively. We financed the additions to our aircraft and flight equipment primarily through lease arrangements, bank loans, and funds generated from operations. Funds generated from disposal of old aircraft and flight equipment and other fixed assets and equipment (including by way of exchange) totaled RMB150 million and RMB92 million in 2002 and 2003, respectively. Our net cash inflow generated from financing activities was RMB3,764 million in 2003, primarily from short-term loans.

Pursuant to certain of our finance or operating leases, we are required to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made under these leases. Pursuant to a regulation issued in 2000 by the State Tax Bureau of China, lease payments made by Chinese airlines to foreign enterprises in respect of lease arrangements entered into prior to September 1, 1999 are exempt from the payment of any withholding tax. Withholding tax payable in respect of the lease arrangements entered into on or after September 1, 1999 are charged to our income statement as incurred.

We generally operate with a working capital deficit. As of December 31, 2003, our current liabilities exceeded our current assets by RMB9,941 million, while our current liabilities exceeded our current assets by RMB7,437 million as of December 31, 2002. The increase in working capital deficit in 2003 was due to increase in short-term bank loans and the portion of long-term bank loans payable within one year. Short-term loans outstanding totaled RMB4,527 million and RMB4,632 million as of December 31, 2002 and 2003, respectively. Long-term loans outstanding totaled RMB6,495 million and RMB11,223 million as of December 31, 2002 and 2003, respectively. Long-term loans payable within two years, from three to five years and beyond five years were RMB4,689 million, RMB4,164 million and RMB2,370 million, respectively, as of December 31, 2003, as compared to RMB2,971 million, RMB2,368 million and RMB1,156 million, respectively, as of December 31, 2002. The total lease obligations outstanding under our finance leases as of December 31, 2002 and 2003 were RMB8,184 million and RMB7,101 million, respectively. Our lease obligations payable within two years, from three to five years and beyond five years were RMB2,679 million, RMB4,039 million and RMB383 million, respectively, as of December 31, 2003, as compared to RMB3,082 million, RMB4,005 million and RMB1,097 million, respectively, as of December 31, 2002.

We have, and in the future may continue to have, substantial debts. As of December 31, 2002 and 2003, our long-term debt to equity ratio was 1.8 and 2.6, respectively. The interest expenses associated with these debts might impair our future profitability and cause our earnings to be subject to a higher degree of volatility. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially affect our operating results can also have a negative impact on liquidity. We have entered into credit facility agreements with Chinese banks to meet our future working capital needs. We have arranged, and we believe that we will continue to be able to arrange, short-term bank loans with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. However, our ability to obtain financing may be affected by our financial position and leverage, as well as by prevailing economic conditions and the cost of financing generally. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand our operations could be impaired.

Capital Expenditures

Our aircraft orders as of December 31, 2003 included commitments to acquire two Airbus A340-600 aircraft, four Airbus A321 aircraft, ten Airbus A320 aircraft and three Boeing B737-800 aircraft to be delivered in 2004 and 2005. We expect our capital expenditures for aircraft and related equipment, including deposits, through 2005 to be in aggregate approximately RMB7,669 million, including RMB5,130 million in 2004 and RMB2,539 million in 2005, in each case subject to contractually stipulated increases or any increase relating to inflation. We generally finance our purchase of aircraft through operating leases and bank loans secured by our assets. As of December 31, 2003, the total value of our mortgaged assets increased by 197.5%, from RMB3,272 million as of December 31, 2002 to RMB9,735 million as of December 31, 2003. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditures in 2004. In addition, we plan to increase our investment on technology upgrade and other projects in response to technological development in the aviation industry. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

Foreign Currency Transactions

We have debts denominated in U.S. dollars, Japanese yen or Euro in addition to our debts denominated in RMB. We generate a significant amount of foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thailand baht revenues, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of the State Administration of Foreign Exchange, which are generally sufficient to satisfy our foreign currency liabilities payable within one year. We have also designated certain personnel to manage the foreign currency risks through derivative financial products such as forward foreign exchange contracts and interest rate swaps. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2003, the notional amount of the outstanding interest rate swap agreements was approximately US$164 million, compared to US$96 million as of December 31, 2002. These interest rate swap agreements will expire between 2004 and 2010. In addition, we use forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. These currency forward contracts will expire between 2004 and 2010.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by People's Bank of China. The net exchange gains or losses are recognized and reflected in the income statement for the relevant year. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially adversely affect our financial condition and results of operations. The exchange rate between Renminbi and Japanese yen or Euro had experienced a significant level of fluctuation over the past two years. For example, due to the appreciation of Japanese yen and Euro against the Renminbi in 2003, we had a net exchange loss of RMB70 million in 2003, compared to a net exchange loss of RMB38 million in 2002 due to the appreciation of Japanese yen against Renminbi.

32B





The board of directors of the Company (the "Board") is pleased to present the audited financial report of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003.

Group Activities and Results

The Company is one of the three largest air carriers in the People's Republic of China (the "PRC") based on tonne-kilometres and number of passengers carried in 2003 and is the primary air carrier serving Shanghai, the largest economic, trading and financial centre of the PRC. The results of the Group for the year ended 31 December 2003 and the financial position of the Company and the Group as at that date, prepared in accordance with International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations, are set out in the financial statements.

Details of the Company's principal subsidiaries are set out in note 15 to the financial statements prepared in accordance with IFRS.

The geographical analysis of the Group's traffic revenue is as follows:

	PRC Accounting Regulations (RMB'000)	IFRS (RMB'000)
Domestic	6,242,387	5,870,643
Hong Kong Special Administrative Region ("Hong Kong")	2,009,184	2,017,181
International	5,747,488	5,560,187
Total	**13,999,059**	**13,448,011**

Dividends

The Group suffered an operating loss in 2003. The Board has proposed that no dividend be distributed for 2003. The 2003 profit distribution plan will be submitted to the 2003 Annual General Meeting to be convened for approval.

Share Capital Structure

As at 31 December 2003, the share capital structure of the Company in 2003 remained unchanged as follows:

	At the beginning of the year (10,000 shares)	Approximate percentage in total issued share capital (%)	Increase/ (Decrease) in shareholding during the year (10,000 shares)	At the end of the year (10,000 shares)	Approximate percentage in total issued share capital (%)
1. Unlisted shares					
(a) A shares (unlisted State-owned legal person shares)	300,000	61.64	0	300,000	61.64
2. Listed shares					
(a) H shares	156,695	32.20	0	156,695	32.20
(b) A shares	30,000	6.16	0	30,000	6.16
3. Total number of shares	486,695	100	0	486,695	100

Number of Shareholders

As at 31 December 2003, the total number of registered shareholders of the Company was 134,512, of which 131, 823 are holders of A shares (including unlisted State-owned legal person shares and listed A shares), and 2,689 are holders of H shares.

Substantial Shareholders

So far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisor or member of the Company's senior management, had, as at 31 December 2003, an interest and / or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 31 December 2003, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 31 December 2003, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) of the Company:

			Interest As at 31 December 2003			
Name of shareholder	Nature of shares held	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued A shares	Approximate percentage of shareholding in the Company's total issued H shares	Short position
China Eastern Air Holding Company	A shares (unlisted State-owned legal person shares)	3,000,000,000	61.64%	90.91%	–	–
HKSCC Nominees Limited (Note)	H shares	1,468,833,363	30.18%	–	93.74%	–

Note:

Based on the information available to the Directors as at 31 December 2003 (including such information as was available on the website of the Stock Exchange) and so far as the Directors are aware, as at 31 December 2003:

1. Among the 1,468,833,363 H shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 104,122,000 H shares of the Company (representing approximately 6.64% of its then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware, Morgan Stanley International Incorporated, which was (or its directors were) accustomed to act in accordance with the directions of Morgan Stanley, held its indirect interest in the Company as at 31 December 2003 in the manner as follows:

(a) 89,874,000 H shares, representing approximately 5.736% of the Company's then total issued H shares, were held by Morgan Stanley Investment Management Company in the capacity of beneficial owner. Morgan Stanley Investment Management Company was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

(b) 390,000 H shares, representing approximately 0.025% of the Company's then total issued H shares, were held by Morgan Stanley Asset & Investment Trust Management Co., Limited, which was 100% held by Morgan Stanley International Incorporated;

(c) 262,000 H shares, representing approximately 0.017% of the Company's then total issued H shares, were held by Morgan Stanley & Co International Limited. Morgan Stanley & Co International Limited was ultimately 100% held by Morgan Stanley Group (Europe). Morgan Stanley Group (Europe) was approximately 98.30% held by Morgan Stanley International Limited, which, in turn, was 100% held by Morgan Stanley International Incorporated; and

(d) 1,296,000 H shares, representing approximately 0.083% of the Company's then total issued H shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated.

According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware, as at 31 December 2003, Morgan Stanley International Incorporated also had a short position in 12,300,000 H shares of the Company (representing approximately 0.78% of its then total issued H shares).

2. Among the 1,468,833,363 H shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 156,112,700 H shares of the Company (representing approximately 9.96% of its then total issued H shares). Out of the 156,112,700 H shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 5,462,000 H shares of the Company (representing approximately 0.35% of its then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware, J.P. Morgan Chase & Co. held its interest in the Company in the manner as follows:

(a) 5,462,000 H shares in a lending pool, representing approximately 0.35% of the Company's then total issued H shares, were held by JPMorgan Chase Bank, which was 100% held by J.P. Morgan Chase & Co.;

(b) 690,700 H shares, representing approximately 0.04% of the Company's then total issued H shares, were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which was ultimately 100% held by J.P. Morgan Chase & Co.; and

(c) 149,960,000 H shares, representing approximately 9.57% of the Company's then total issued H shares, were held in the capacity as investment manager by JF Asset Management Limited. JF Asset Management Limited was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which, in turn, was ultimately 100% held by J.P. Morgan Chase & Co..

3. Among the 1,468,833,363 H shares held by HKSCC Nominees Limited, Grantham, Mayo, Van Otterloo & Co. LLC had a direct interest in 80,923,000 H shares of the Company (representing approximately 5.16% of its then total issued H shares) in the capacity as investment manager.

Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors as at 31 December 2003, the other H shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors, none of such persons individually held 5% or more of the then total issued H shares of the Company as at 31 December 2003.

Save as disclosed above and so far as the Directors are aware, as at 31 December 2003, no other person (other than the Directors, chief executives, Supervisors or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as defined in the Listing Rules) of the Company.

According to the relevant disclosure requirements laid down by the China Securities Regulatory Commission, as at the end of the reporting period, the 10 largest registered shareholders and the 10 largest registered listed stock shareholders on the register of members and their respective shareholdings are as follows:

The 10 largest registered shareholders of the Company and their respective shareholdings

	Name of shareholders	Increase/ (Decrease) in shareholding in the year	Shareholding at the end of year	Percentage (%)	Type of shares	Charged or locked-up shares	Nature of shares held
1.	CHINA EASTERN AIR HOLDING COMPANY	0	3,000,000,000	61.6402	unlisted	0	A shares (unlisted State-owned legal person shares)
2.	HKSCC NOMINEES LIMITED	11,175,364	1,468,833,363	30.1798	listed	Unknown	H shares
3.	HSBC NOMINEES (HONGKONG) LIMITED {A/C BR-9}	0	3,000,000	0.0616	listed	Unknown	H shares
4.	HSBC NOMINEES (HONGKONG) LIMITED	580,000	2,968,000	0.0610	listed	Unknown	H shares
5.	BOSHI YUFU FUND (博時裕富基金)	2,533,740	2,533,740	0.0521	listed	Unknown	A shares
6.	HSBC NOMINEES (HONGKONG) LIMITED {A/C BR-43}	0	2,256,000	0.0464	listed	Unknown	H shares
7.	HSBC NOMINEES (HONGKONG) LIMITED {A/C BR-41}	0	2,122,000	0.0436	listed	Unknown	H shares
8.	HSBC NOMINEES (HONGKONG) LIMITED {A/C BR-42}	0	2,000,000	0.0411	listed	Unknown	H shares
9.	HSBC NOMINEES (HONGKONG) LIMITED {A/C BR-1}	0	1,668,000	0.0343	listed	Unknown	H shares
10.	XINGHE FUND (興和基金)	0	1,543,786	0.0317	listed	Unknown	A shares

Description of any related party or concert party relationship among the 10 largest shareholders:

The Company is not aware of any related party or concert party relationship among the above shareholders.

The 10 largest registered listed stock shareholders of the Company and their respective shareholdings		
Name of shareholders	Shareholding of listed stocks at the end of year	Nature of shares held
HKSCC NOMINEES LIMITED	1,468,833,363	H shares
HSBC NOMINEES (HONGKONG) LIMITED {A/C BR-9}	3,000,000	H shares
HSBC NOMINEES (HONGKONG) LIMITED	2,968,000	H shares
BOSHI YUFU FUND（博時裕富基金）	2,533,740	A shares
HSBC NOMINEES (HONGKONG) LIMITED {A/C BR-43}	2,256,000	H shares
HSBC NOMINEES (HONGKONG) LIMITED {A/C BR-41}	2,122,000	H shares
HSBC NOMINEES (HONGKONG) LIMITED {A/C BR-42}	2,000,000	H shares
HSBC NOMINEES (HONGKONG) LIMITED {A/C BR-1}	1,668,000	H shares
XINGHE FUND（興和基金）	1,543,786	A shares
ARSENTON NOMINEES LIMITED	1,500,000	H shares
Description of any related party or concert party relationship among the 10 largest listed stock shareholders: The Company is not aware of any related party or concert party relationship among the above shareholders.		

Controlling Shareholder

There is no change in the Company's controlling shareholder in the year.

China Eastern Air Holding Company ("CEA Holding") is the parent company of the Company and its registered capital amounts to RMB2,558,441,000. Mr. Ye Yigan is the legal representative of CEA Holding. CEA Holding manages all State-owned assets and State-owned equity of its group and its investment enterprises, all of which assets and equity are formed by State investment. As at 31 December 2003, the shares of the Company held by CEA Holding were not pledged.

Purchase, Sale or Redemption of Securities

During the year ended 31 December 2003, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its securities (the term "securities" having the meaning ascribed thereto in the Listing Rules).

Compliance with the Code of Best Practice

The Company has at all times during the year ended 31 December 2003 complied with the "Code of Best Practice" set out in Appendix 14 to the Listing Rules.

Pre-emptive Rights

Under the articles of association of the Company and the PRC laws, no pre-emptive rights exist which require the Company to offer new shares to existing shareholders on a pro rata basis.

Directors, Supervisors and Senior Management

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company during 2003 and as at the date of this report are as follows:

Name	Position	Age	Number of listed A shares of the Company held – personal interest	Capacity in which the A shares were held	Effective date and expiry date of appointment
Ye Yigan	Chairman of the Board of Directors	61	0	–	June 2001-June 2004
Li Fenghua	Director, President	54	0	–	October 2002-October 2005#
Wan Mingwu	Director, Vice President	57	0	–	June 2001-June 2004
Cao Jianxiong	Director	45	2,800 (Note 1)	Beneficial Owner	June 2001-June 2004
Zhong Xiong	Director	58	2,800 (Note 1)	Beneficial Owner	June 2001-June 2004
Chen Quanxin	Director	62	2,800 (Note 1)	Beneficial Owner	June 2001-June 2004
Wu Baiwang	Director	61	0	–	June 2001-June 2004

Li Fenghua was appointed as the President with effect from October 2002 and subsequently as a Director with effect from June 2003.

Name	Position	Age	Number of listed A shares of the Company held – personal interest	Capacity in which the A shares were held	Effective date and expiry date of appointment
Zhou Ruijin	Independent Non-executive Director	65	0	–	June 2001-June 2004
Xie Rong	Independent Non-executive Director	52	0	–	June 2003-June 2006
Hu Honggao	Independent Non-executive Director	50	0	–	June 2001-June 2004
Peter Lok	Independent Non-executive Director	67	0	–	June 2001-June 2004
Li Wenxin	Chairman of the Supervisory Committee	55	0	–	June 2001-June 2004
Ba Shengji	Supervisor	45	2,800 (Note 1)	Beneficial Owner	June 2001-June 2004
Zhou Rongcai	Supervisor	59	0	–	June 2001-June 2004
Yang Jie	Supervisor	34	0	–	June 2001-June 2004
Liu Jiashun	Supervisor	47	0	–	June 2001-June 2004
Wu Yulin	Vice President	55	2,800 (Note 1)	Beneficial Owner	June 2001-June 2004
Wu Jiuhong	Vice President	52	0	–	April 2002-April 2005
Yang Xu	Vice President	43	1,000 (Note 2)	Beneficial Owner	April 2002-April 2005
Zhou Liguo	Vice President, Chief Economic Official	55	0	–	April 2004-April 2007
Luo Weide	Chief Financial Officer	48	0	–	June 2001-June 2004
Luo Zhuping	Secretary of the Board	51	2,800 (Note 1)	Beneficial Owner	June 2001-June 2004

Note 1: representing approximately 0.000933% of the Company's total issued listed A shares as at 31 December 2003

Note 2: representing approximately 0.000333% of the Company's total issued listed A shares as at 31 December 2003

As at the date of this report, brief biographical details in respect of each of the Directors, Supervisors and senior management officers of the Company are as follows:

Mr. Ye Yigan is the incumbent chairman of the Board of Directors. Mr. Ye joined the civil aviation industry in 1965. From 1983, he served as deputy chief engineer of the aircraft repair factory of the CAAC Shanghai Bureau. From 1985, he served as head of the aircraft repair factory of the CAAC Shanghai Bureau. In December 1987 he became deputy head of the CAAC East China Bureau. From 1992, he served as president and deputy party secretary of China Aviation Supplies Corp. From June 1996, he served as head and party secretary of the CAAC East China Bureau. From April 2001 to September 2002, he served as president and party secretary of EA Group. From June 2001 he became chairman of the Board of Directors. In October 2002, he became president and deputy party secretary of CEA Holding. Mr. Ye graduated from the China Civil Aviation Institute in Tianjin, with a major in aircraft instrument maintenance. He holds the title of Senior Engineer.

Mr. Li Fenghua is currently the director and President of the Company. Mr. Li joined the civil aviation industry in 1968 and was deputy head, and subsequently became head, of the 26th Fleet of the Civil Aviation Administration of China from 1987 to 1992. From 1992 to 1996, Mr. Li served as vice-president, and then became president, of the Hubei branch of China Southern Airlines (Group). Since 1996, he became vice-president of China Southern Airlines Company Limited and vice-president of China Southern Airlines (Group). In 2000, Mr. Li became party secretary and vice-president of China Southern Airlines Company Limited. Since October, 2002, he has been serving as the President of the China Eastern Airlines Corporation Limited and vice-president of China Eastern Air Holding Company. Mr. Li graduated from the China Civil Aviation Senior Aviation School and holds the title of First Class Pilot.

Mr. Wan Mingwu is currently a Director as well as the Company's party secretary and vice president. Mr. Wan joined the civil aviation industry in 1968. From 1983 to 1990 he was deputy section chief and section chief of the cadre section of the political department of the CAAC Shenyang Bureau. From 1990 to 1992 he was section chief of the personnel section of China Northern Airlines. From 1992 to 1995 he was deputy party secretary of China Northern Airlines and from 1995 to 2000 he was party secretary of China Northern Airlines. Since December 2000 he has been party secretary and vice president of the Company. Mr. Wan graduated from Civil Aviation Mechanics Vocational School. Mr. Wan is a college graduate and holds the title of Senior Political Work Instructor.

Mr. Cao Jianxiong is currently a Director. Mr. Cao joined the civil aviation industry in 1982. From 1992, he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In early 1996 he served as assistant president of the Company. From 1997, he served as vice president and chief financial officer of the Company. Since December 1999, he has served as vice president of EA Group. Since October 2002, he served as vice president of CEA Holding, and he also became the party secretary of China Eastern Air Northwest Company since December 2002. Mr. Cao graduated from the Civil Aviation Management Institute with a major in labour economics. Mr. Cao also received a Master's degree in global economics from Eastern China Normal University's Department of International Finance. Mr. Cao holds the title of Economist.

Mr. Zhong Xiong is currently a Director of the Company. Mr. Zhong joined the civil aviation industry in 1970. From 1986 to 1988, he was vice president of Transportation Services Company of the CAAC Shanghai Bureau and was president of the sales and transportation department of China Eastern Airlines from 1988 to 1992. From 1992 to April 1995, he was vice president of China Eastern Airlines. From May 1995 to April 2002, Mr. Zhong has been vice president of the Company, and has become the Chairman of the workers' union of CEA Holding since April 2002. He graduated in 1970 from the English Department of Liaoning Teacher's College and holds the title of Economist.

Mr. Chen Quanxin is currently a Director. Mr. Chen joined the civil aviation industry in 1965. From 1983 to early 1987, he was vice president and from early 1987 to end of 1987, president of Transportation Services Company of the CAAC Shanghai Bureau. From the end of 1987 to 1992, Mr. Chen was chief of the China Eastern Airlines administrative office. From 1992, Mr. Chen served as chairman of the workers' union of China Eastern Airlines. From the end of 1996, he was the chairman of the workers' union of EA Group. From 1997 to 2001, he served as chairman of the workers' union of the Company. Mr. Chen has then retired.

Mr. Wu Baiwang is currently a Director of the Company. Mr. Wu joined the civil aviation industry in 1959 and was deputy fleet leader and subsequently became fleet leader of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was deputy head and subsequently became head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was head and party secretary of the CAAC Northeastern Bureau. From September 1995 to 1998, he became president of China General Aviation Corporation. He was the party secretary and vice-president of Guangzhou Baiyun International Airport Group Company and the Chairman of the Board of Directors of Guangzhou Baiyun International Airport Company Limited from 1998 to September 2003. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

Mr. Zhou Ruijin is currently an independent non-executive director of the Company. Mr. Zhou was deputy editor-in-chief and the East China regional director of the People's Daily. From 1988 to 1993 Mr. Zhou was party secretary and deputy editor-in-chief of the Liberation Daily. From April 1993 to 1996 he was deputy editor-in-chief of the People's Daily and from 1996 to 2000 he was deputy editor-in-chief and the East China regional director of the People's Daily. After retired, he became Vice-chairman of the China Productivity Council and Chairman of the Shanghai Productivity Council. Mr. Zhou graduated from the journalism department of Fudan University in 1962.

Mr. Xie Rong is currently an independent director of the Company and a certified accountant in the People's Republic of China. Mr. Xie is the deputy head of Shanghai National Accounting Institute. He taught at the faculty of accounting of Shanghai University of Finance and Economics from December, 1985 to March, 1997, and had been an assistant professor, a professor, a doctorate-tutor and the deputy dean of the faculty. Mr. Xie was a partner of KPMG Huazhen from December, 1997 to October, 2002, and has, since October, 2002, been the deputy head of Shanghai National Accounting Institute. Mr. Xie graduated from Shanghai University of Finance and Economics and has a doctorate degree in Economics.

Mr. Hu Honggao is currently an independent non-executive Director of the Company. He is the vice-dean and professor of law at Fu Dan University School of Law as well as the head of the Civil and Commercial Law Research Centre of Fu Dan University, supervising doctoral students majoring in civil and commercial law at Fu Dan University. He is also a senior lawyer at the Shanghai Shen Yang Law Office. Mr. Hu is a managing director of China Commercial Law Research Society, a managing director of China Economic Law Research Society (中國經濟法研究會常務理事), a member of the Legislative Consultation Committee of the Shanghai Municipal Government, a member of the Legislative Profession Consultation Committee of the Shanghai Standing Committee of the People's Congress (上海市人大常委會立法專家諮委會委員), vice-chairman of the Shanghai Economic Law Research Society and an arbitrator of the Shanghai Arbitration Committee.

Mr. Peter Lok is currently an independent non-executive Director of the Company. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became deputy director in 1988, and subsequently became director in 1990 of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and has served as a consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor of the College of Air Traffic Control of Hong Kong.

Mr. Li Wenxin is currently chairman of the Company's supervisory committee. Mr. Li joined the civil aviation industry in 1970. From 1992 to 1995 he was secretary of the disciplinary committee of China General Aviation Company. From 1995 to 1996 he was deputy party secretary of China General Aviation Corporation. From 1996 to 1998 he was deputy president of China General Aviation Corporation and from February 1998 to June 2002, he assumed the post of party secretary and executive deputy president of the Shanxi branch of the Company. From June 2000 to September 2002, he served as deputy party secretary and secretary of the disciplinary committee of EA Group. Since October 2002, he served as party secretary and vice president of CEA Holding. He has been the Chairman of the Supervisory Committee of China Eastern Airlines Corporation Limited since June 2000. Mr. Li received university education and is a qualified Senior Political Work Instructor.

Mr. Ba Shengji is currently a Supervisor. Mr. Ba joined the civil aviation industry in 1978. From 1980, Mr. Ba was an accountant at the Department of Finance of the CAAC Shanghai Bureau. From 1988, he served as the section head of the Department of Finance of China Eastern Airlines. In 1993, Mr. Ba became the deputy head of the Department of Finance of China Eastern Airlines. In March 1997, Mr. Ba became the chief officer of the auditing office of the Company. From December 1997 to September 2002, he served as the head of EA Group's auditing department. Since October 2002, he became the head of CEA Holding's auditing department. Since January 2003, he concurrently served as chief of CEA Holding's disciplinary committee's administrative office. Mr. Ba received university education and is a qualified auditor.

Mr. Zhou Rongcai is currently a Supervisor. Mr. Zhou joined the civil aviation industry in 1972. From 1979 to 1987 he was an instructor with the 5th Fleet (3rd Team) of the CAAC. From 1987 to 1992 he was an instructor and a deputy political commissar with the Shanghai Fleet (3rd Team) of China Eastern Airlines. From 1992 to 1996 he was deputy department head of the organization department of China Eastern Airlines and from 1996 to 1997 he was head of the general office of the Company's workers' union. Since 1997 he has been head of the general office and vice chairman of the workers' unions of the Company and EA Group. Since April 2001, he served as the party secretary of Shanghai Eastern Air Catering Co. Ltd.. Mr. Zhou graduated from the Shanghai Air Force Political Academy.

Ms. Yang Jie is currently a Supervisor. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998 she was electronic technology supervisor of the technology office and Communist Youth League secretary of the overhaul department at the aircraft maintenance base of the Company. From 1998 to September 2000 she was Communist Youth League deputy secretary of the aircraft maintenance base of the Company. She was the deputy secretary of the Company's Communist Youth League from September 2000 to July 2002, and the secretary of the Company's Communist Youth League from August 2002 to January 2003. Since January 2003, she has been the secretary of the Communist Youth League of China Eastern Air Holding Company, as well as the secretary of the Communist Youth League of China Eastern Airlines Corporation Limited. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and a major in Business Administration from Sunny Management Academy (旭日管理學院工商管理) at Donghua University and she received a master degree in Business Administration. She is also a qualified engineer.

Mr. Liu Jiashun is currently a Supervisor. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee secretary of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also in charge of fuel supply engineering at Haikou's Meilan Airport and served as director of Meilan Airport Co., Ltd. and vice chairman of the board and president of Meilan Industrial Co., Ltd. From 1999 to 2000 he was deputy party secretary of China Aviation Fuel East China Company and he is currently deputy party secretary and secretary of the disciplinary committee of the East China branch of China Aviation Fuel Company. Mr. Liu is a former graduate student and has qualifications as a political work instructor.

Mr. Wu Yulin is a vice president of the Company. Mr. Wu joined the civil aviation industry in 1966. From 1975 to 1985, he was the deputy head, and from 1985 to 1988, the head, of the 5th Fleet of the CAAC. In 1998, Mr. Wu became the head of China Eastern Airlines' Shanghai Fleet. From 1989 to 1994, Mr. Wu was the deputy chief, and from 1994 to 1995, the chief, of the Aviation Skills and Management Department of China Eastern Airlines. He was the director of China Eastern Airlines' Safety Supervision Department from 1995 to 1997, deputy chief pilot and head of the Safety Supervision Department of the Company from 1997 to 1998 and president and party secretary of the Hebei Branch office of the Company from 1998 to 1999. Mr. Wu has been vice president of the Company since December 1999. Mr. Wu graduated from Chinese Civil Aviation School and holds the title of First Class Pilot.

Mr. Wu Jiuhong is a vice president of the Company. Mr. Wu joined the civil aviation industry in 1971. From 1968 to 1971 he served with the 60th division under the 20th army. From 1971 to 1973 he studied aviation machinery at the Civil Aviation College. From 1973 to 1981 he was with the 18th Fleet of the CAAC's 2nd General Fleet. From 1985 to 1988 he served as Communist Youth League secretary and deputy head of the political department of the CAAC's Jiangxi Bureau. From 1988 to 1995 he concurrently served as deputy party secretary and disciplinary committee secretary of the Cabin Service Department of China Eastern Airlines. From 1995 to 1997 he served as head of the Company's publicity department. From 1997 to 2002, he served as party secretary and executive vice president of the Company's Jiangxi branch. Since April 2002 he has been vice president of the Company. Mr. Wu has completed postgraduate studies and is a qualified senior political work instructor.

Mr. Yang Xu is a vice president of the Company. Mr. Yang joined the civil aviation industry in 1982. Mr. Yang was president and party secretary of the overhaul department at the aircraft maintenance base of China Eastern Airlines from 1993 to 1997, the vice president of the aircraft maintenance base of the Company from 1997 to 1998, and president and deputy party secretary of the aircraft maintenance base of the Company from 1998 to 1999. Mr. Yang has been the chief engineer of the Company since December 1999. Since April 2002, he served as vice president of the Company. Mr. Yang graduated from the Nanjing Aviation School with a major in aircraft manufacture and holds the title of Senior Engineer.

Mr. Zhou Liguo is currently a vice president and chief economic official of the Company. He joined the civil aviation industry in 1981, and attended the Air Force Changchun First Reserve Flight School from 1966 to 1967 and the Harbin First Navigation School from 1967 to 1969. Mr. Zhou performed his military service with the 34th Division of the Air Force from 1969 to 1981, and served as squadron leader in the 5th Fleet of the Civil Aviation from 1984 to 1988. Mr. Zhou was deputy fleet leader of China Eastern Airlines' Shanghai Fleet from 1988 to 1992, and leader of the said fleet from 1992 to 1997. From 1997 to 2000, he served as general manager and deputy party secretary of the Company's General Flight Department. In 2000 he became assistant president of the Company, and from 2000 to 2003 he served as president and deputy party secretary of China Cargo Airlines Limited. Mr. Zhou became the Company's chief economic official since December 2003. Mr. Zhou received university education and holds the title of First Class Pilot.

Mr. Luo Weide is the Company's chief financial officer. In 1976 Mr. Luo began his military service at the Air Force in Liuan Airport. From 1979 to 1991 he successively served as department head and deputy head of the Putuo branch of the Shanghai Municipal Tax Bureau. From 1991 to 1993 he concurrently served as head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998 he successively served as deputy chief accountant, chief accountant and executive deputy president of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to 2000, he was vice president of Shanghai Pudong Development (Group) Co., Ltd. and chairman of the board and president of Pudong Finance Company. Since 2000 he has been chief financial officer of the Company. Mr. Luo graduated from the Sino-European International Business School in 1999 with a Master's degree in business administration. He holds the titles of Senior Accountant and Senior Economist.

Mr. Luo Zhuping is the secretary of the Board of Directors and the head of the secretariat of the Board of Directors. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of the Board of Directors and the head of the secretariat of the Board of Directors. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master's degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

Changes in the Members of the Board of Directors and Management Personnel

On 29 April 2003, the Company convened the third meeting of the third Board of Directors and resolved that Mr. Liu Shaoyong would no longer serve as a Director of the Company, and that Mr. Gong Haocheng would no longer serve as an independent non-executive Director of the Company.

After nomination at the third meeting of 2003 of the third Board of Directors of the Company, and after consideration and by way of a resolution passed at the 2002 Annual General Meeting, Mr. Li Fenghua was appointed as a Director of the Company and Mr. Xie Rong was appointed as an independent non-executive Director of the Company.

Mr. Zhou Liguo was appointed at the Board meeting held on 5 April 2004 as the Company's deputy general manager (vice president) with effect from the conclusion of the Board meeting.

Shareholdings of Directors, Chief Executive, Supervisors and Senior Management

Save as disclosed above, as at 31 December 2003, none of the Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which any of such Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates were taken or deemed to have under such provisions of the SFO) and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the then Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules then in force (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

In 2003 and as at 31 December 2003, none of the Directors, chief executives, Supervisors, senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for share capital or debt securities of the Company.

Service Contracts of Directors and Supervisors

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Interests of Directors and Supervisors in Contracts

None of the Directors or Supervisors had a material interest directly or indirectly in any contract of significance to which the Company or any of its subsidiaries was a party during the year (the term 'contract of significance' having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules then in force and applicable at that time).

Remuneration of Directors and Supervisors

Details of remuneration of Directors and Supervisors are set out in note 8 to the financial statements prepared in accordance with IFRS.

Employees

As at 31 December 2003, the Group had 16,435 employees, a majority of them worked in the PRC.

Medical Insurance

In January 2001, the Group joined the medical insurance scheme promulgated by the Shanghai Municipal Government. The Group and its employees contribute approximately 12% and 2% respectively of the employees' basic salaries to the scheme. The Group has no other obligation for the payment of medical expenses other than the above-mentioned contributions. The Group believes that its contributions to such scheme will not have significant impact on the operation and the financial aspects of the Group.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2003 are set out in notes 27 to 28 to the financial statements prepared in accordance with IFRS.

Interest Capitalized

Interest capitalized for the Group as calculated in accordance with IFRS for the year ended 31 December 2003 was RMB97.414 million.

Fixed Assets

Movements of fixed assets of the Company and the Group during the year are summarized in note 12 to the financial statements prepared in accordance with IFRS.

Reserves

Details of movements in reserves of the Company and the Group for the year ended 31 December 2003 are set out in note 30 to the financial statements prepared in accordance with IFRS.

Statutory Common Welfare Fund

Details in relation to the statutory common welfare fund, such as the nature and application of and movements in the fund, and the basis of its calculation, including the percentage used for calculating the amounts, are set out in note 30(b) to the financial statements prepared in accordance with IFRS.

Donations

During the year, the Group made donations for charitable purposes amounting to RMB328,941.06.

Employees' Retirement Scheme

Details of the Company's employee retirement scheme and post retirement benefits are set out in note 34 to the financial statements prepared in accordance with IFRS.

Major Suppliers and Customers

As at 31 December 2003, the cost of aircraft and

related materials from the Group's largest and five largest suppliers accounted for approximately 27.70% and 49.98%, respectively, of the total purchases of the Group. The aggregate percentage of sales attributable to the Group's five largest customers combined accounted for less than 30% of the Group's total sales in 2003.

Since April 2003, Eastern Aviation Import and Export Company, the Group's largest supplier, has been interested as to 55% by CEA Holding and 45% by the Company. In 2003, the cost of aircraft, related equipment and other purchases from Eastern Aviation Import and Export Company accounted for approximately 27.70% of the Group's total purchases.

One of the five largest suppliers was Shanghai Eastern Air Catering Co. Ltd. ("Eastern Air Catering"), which is 60% owned by CEA Holding. The cost of food and beverages purchased by the Group from Eastern Air Catering in 2003 accounted for approximately 0.87% of the Group's total purchases.

Except as disclosed above, none of the Directors, Supervisors or any of their respective associates nor any shareholder to the knowledge of the Directors holding 5% or more of the Company's share capital had any interest in any of the above mentioned suppliers and customers.

Material Contracts

Details of material contracts entered into subsequent to the balance sheet date are set out in note 43 to the financial statements prepared in accordance with IFRS.

AGM and Board Meetings

AGM

The 2002 Annual General Meeting of the Company was held on 20 June 2003 at Bai Hua Hall, Fourth Floor, 2nd Door, Pine City Hotel, 8 Dong'an Road, Shanghai, the PRC to consider the resolutions proposed by the Board of Directors, and approved by ordinary resolutions the working report of the Board of Directors for the year 2002, the working report of the Supervisory Committee for the year 2002, the audited financial statements and the auditor's reports for the year 2002, and the profit distribution proposal for the year 2002; the re-appointments of auditors; and the appointments of Mr. Li Fenghua as Director of the Company and Mr. Xie Rong as independent Director of the Company.

Board Meetings

During 2003 the Company's Board of Directors held five regular meetings and passed, among other resolutions, the following resolutions:

Reviewing and approving the Company's financial budget and investment proposal for 2003; reviewing and approving the Company's working report of the president, audited report, profit appropriation proposal and the announcement of its results for the year 2002; reviewing and approving a motion to propose to the shareholders' meeting the re-appointments of Shanghai Zhonghua Certified Public Accountants and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong as the Company's domestic and international auditors for 2003; approving the company information disclosure management system, senior management professional ethics standard, office rules for disclosure of information, the revision to the duties of the Company's Audit Committee, the review and adjustment to the Company's financial information of 2002, and the adoption of the proposed policy in relation to the repair expenses of the Company's aircraft and engines; and reviewing and approving the addition to the Company's fleet of 20 A330 or B777 aircraft (19 of which being to replace the Company's existing A300, A310, B767 aircraft and the remaining aircraft being a new addition); reviewing and approving the Company's first quarterly report and financial report of 2003; resolving that Mr. Liu Shaoyong would no longer serve as a Director of the company and Mr. Gong Haocheng would no longer serve as an independent Director of the Company, and nominating Mr. Li Fenghua and Mr. Xie Rong as candidates for Director and independent Director, respectively, of the Company's third Board of Directors; reviewing and approving the adjustment proposal of not distributing profit for the year 2002, the resolution to convene the 2002 shareholders' meeting and the resolution regarding the Company's aircraft fuel risk management; reviewing and approving the drafts of the Company's 2003 interim report and announcement of interim results; approving the modification of the composition of the Audit Committee, which should be composed of Mr. Xie Rong, Mr. Hu Honggao and Mr. Cao Jianxiong and the appointment of Mr. Xie Rong as the chairman thereof; reviewing and approving the Company's third quarterly report and financial report of 2003; and approving the increase of share capital in Eastern China Kaiya System Integration Co., Ltd. with the unappropriated profits, resulting in an increase in the Company's equity interest therein to 42%.

Connected Transactions

1. On 24 April 2003, the Company entered into a share transfer agreement with CEA Holding, pursuant to which the Company has acquired from CEA Holding 45% of its then equity interest in Eastern Aviation Import and Export Company ("EAIEC") for a consideration of approximately RMB43,820,000. The consideration was funded out of the Company's internal resources and had been paid by the Company to CEA Holding in cash within ten business days after date of signing the agreement and hence completion. The Company's Directors believed that the acquisition of 45% equity interest in EAIEC can reduce the Company's cost of importing and exporting aviation raw materials in its operation, enhance the Company's operating benefits and its profits generated from investment. As CEA Holding is the controlling shareholder and, hence, a connected person, of the Company, the transaction contemplated under this share transfer agreement constituted a connected transaction for the Company pursuant to paragraph 14.23(1) of the Listing Rules then in force. As the transaction contemplated under the agreement fell within the ambit under paragraph 14.25(1) of the then Listing Rules, this transaction was not subject to independent shareholders' approval. Details of the transaction were disclosed in the Company's announcement dated 24 April 2003.

2. To expand its aviation business and increase its market share, the Company entered into aircraft leasing agreements with each of China Eastern Air Northwest Company ("CEA Northwest") and China Eastern Air Yunnan Company ("CEA Yunnan") on 22 December

5F

2003, whereby CEA Northwest leased two A300-600 aircraft to the Company and CEA Yunnan leased two CRJ-200 aircraft to the Company, both for the period commencing from 1 October 2003 to 31 March 2004, with the aggregate lease payments thereof for such entire period being approximately RMB136,152,000 and RMB45,127,800 respectively. The respective lease payments were payable on a monthly basis. The lease payments were determined by factors such as the number of hours flown by the relevant aircraft and the number of rental days. CEA Northwest and CEA Yunnan are wholly-owned by the Company's controlling shareholder - CEA Holding. CEA Northwest and CEA Yunnan are connected persons of the Company pursuant to the Listing Rules and the said aircraft leasing agreements constituted connected transactions for the Company pursuant to paragraph 14.23(1) of the Listing Rules then in force. The Directors of the Company were of the view that the terms of the said aircraft leasing agreements, including the basis for calculating the lease payments were fair and reasonable, were in the interests of the Company insofar as the independent shareholders of the Company were concerned and were on normal commercial terms. As the respective consideration involved in the said aircraft leasing agreements did not exceed 3% of the book value of the net tangible assets of the Company as disclosed in the then latest published unaudited accounts of the Company as at 30 June 2003, these transactions fell within the de-minimis provision under paragraph 14.25(1) of the then Listing Rules. Pursuant to the Listing Rules, the entering into of the two aircraft leasing agreements were not subject to the approval of the Company's independent shareholders. Details of the transactions were disclosed in the Company's announcement dated 23 December 2003.

3. On 22 December 2003, the Company entered into an equity transfer and capital increase agreement with CEA Holding and Shanghai Eastern Development Corporation Limited ("SEDC"), whereby the Company acquired 10% of SEDC's then equity interest in Shanghai Dong Mei Aviation Travel Corporation Limited ("Shanghai Dong Mei") at a consideration of approximately RMB1,517,429 and 35% of CEA Holding's then equity interest in Shanghai Dong Mei at a consideration of approximately RMB5,311,003. The payments had been made by the Company to SEDC and CEA Holding respectively within ten business days after completion. Upon completion of the acquisition, CEA Holding held 55% equity interest in Shanghai Dong Mei while the Company held 45% equity interest in Shanghai Dong Mei. CEA Holding and the Company then increased the registered capital of Shanghai Dong Mei from RMB10,000,000 to RMB31,000,000 according to their then shareholdings in Shanghai Dong Mei, and the Company made the capital contribution by way of cash in the sum of RMB8,100,000. The Company has funded the capital contribution by way of existing cash reserve of the Company. After completion of the capital increase, Shanghai Dong Mei remains to be held as to 55% by CEA Holding and 45% by the Company. The total consideration made by the Company in this transaction was approximately RMB14,928,000. Upon completion of the transaction, Shanghai Dong

Mei became an associated company of the Company. The investment in Shanghai Dong Mei will be accounted for in the accounts of the Company by way of equity accounting method. The Company's Directors believed that the investment in Shanghai Dong Mei would enable the Company to expand its business and would enhance the profits to be generated from the investment of the Company. As CEA Holding is the controlling shareholder of the Company and it owns 90% of the equity interest in SEDC, both CEA Holding and SEDC are connected persons of the Company. The acquisitions of the equity interest in Shanghai Dong Mei by the Company and the capital contribution made by the Company in Shanghai Dong Mei constituted connected transactions for the Company pursuant to the Listing Rules. As the connected transactions contemplated under the agreement fell within the de-minimis provision under paragraph 14.25(1) of the Listing Rules then in force, such transactions were not subject to independent shareholders' approval. Details of the transaction were disclosed in the Company's announcement dated 23 December 2003.

4. On 22 December 2003, the Company entered into a joint venture agreement with CEA Holding in relation to the establishment of China Eastern Air Catering Investment Company Ltd. ("CEA Catering"). The registered capital of and total investment in CEA Catering would be RMB350,000,000, which will be interested as to 55% by CEA Holding and 45% by the Company. The Company has contributed capital in the amount of RMB157,500,000 towards CEA Catering by way of cash within 15 business days after the joint venture agreement becomes effective. Upon establishment of CEA Catering, it would be an associated company of the Company. The investment in CEA Catering will be accounted for in the accounts of the Company by way of equity accounting method. The Board believed that the investment by the Company in CEA Catering would be beneficial to the Company and its shareholders. The investment in CEA Catering was expected to reduce the cost to be incurred by the Company in the provision of catering services, enhance the profits to be generated from the investment of the Company and enhance the competitiveness of the Company in the domestic aviation industry. As CEA Holding is the controlling shareholder and, thus, a connected person of the Company, the establishment of CEA Catering by CEA Holding and the Company constituted a connected transaction for the Company pursuant to paragraph 14.23(1) of the Listing Rules then in force. As the connected transaction contemplated under the joint venture agreement fell within the de-minimis provision under paragraph 14.25(1) of the then Listing Rules, such transaction was not subject to independent shareholders' approval. Details of the transaction were disclosed in the Company's announcement dated 23 December 2003.

As CEA Holding holds approximately 61.64% of the issued share capital of the Company, certain transactions entered into between the Group and CEA Holding and its associates constitute connected transactions for the Company under the Listing Rules.

Details of the Group's continuing connected transactions with the Company's connected persons (as defined in the Listing Rules) during the year ended 31 December 2003 are set out in note 39 to the financial statements prepared in accordance with IFRS.

The Company's independent non-executive Directors have reviewed such continuing connected transactions during the year 2003 and confirmed that:-

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into either (i) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within China) or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the transactions have been entered into either (i) in accordance with the terms of the agreement governing each such connected transaction or (ii) (where there is no such agreement) on terms no less favourable than terms available to third parties.

In respect of each continuing connected transaction disclosed in note 39 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements then applicable under the Listing Rules then in force or a waiver from such requirements has been obtained from the Stock Exchange.

Details of the other related party transactions entered by the Group during the year ended 31 December 2003 are set out in note 39 to the financial statements prepared in accordance with IFRS. These transactions do not constitute connected transactions under the Listing Rules.

Waiver from Compliance with the Listing Rules

Pursuant to Rule 14.04(8) of the Listing Rules then in force, the Stock Exchange has granted to the Company a waiver from strict compliance with the provisions of Chapter 14 of the Listing Rules then in force and applicable, which related to notifiable transactions, in relation to the acquisition or disposal of aircraft. The major terms of the waiver are summarized as follows:

(a) instead of the normal tests under Chapter 14 of the Listing Rules then in force and applicable, the tests for the Company are made by reference to the Available Tonne Kilometers ("ATKs") for aircraft being acquired or disposed of as compared to the Company's aggregate fleet ATKs;

(b) the proposed test replaces the relevant net asset test and the consideration test only, while the net profit and equity capital tests under Chapter 14 of the Listing Rules then in force and applicable still apply;

(c) the calculation of ATKs is as follows:

(i) fleet ATKs are the aggregate actual ATKs for all aircraft in the Company's fleet for the last financial year as disclosed in the Company's annual report;

(ii) ATKs for aircraft being disposed of are based on actual ATKs of the aircraft for the previous two financial years; and

(iii) ATKs for aircraft being acquired are based on the historical operating data for the type of aircraft. Where the aircraft to be acquired is of a new type, the ATKs are estimated based on other aircraft of similar size operated by the Company or the average for the Chinese civil aviation industry;

(d) the Company's ATKs figure would be disclosed in the Company's annual report and reviewed by auditors who would confirm on an annual basis that the Company's ATKs are calculated correctly and consistently.

(e) for the purposes of making the test stated in (a) above, all acquisitions and disposals for the last 12 months are aggregated, unless the acquisition or disposal has previously been reported as a notifiable transaction pursuant to the rules set out herein;

(f) the thresholds for classifying a transaction as a discloseable, major or very substantial acquisition are $33\frac{1}{3}\%$, 50% and 100% (assuming that there are no circumstances which would make it a connected transaction or a share transaction);

(g) where the transaction is a discloseable transaction, disclosure takes the form of a press announcement complying with Rule 14.14 of the Listing Rules then in force and applicable and details of the transaction are to be set out in the Company's annual report and accounts. Where the transaction is a major transaction or a very substantial acquisition, the applicable provisions of Chapter 14 of the Listing Rules then in force apply;

(h) an option to acquire aircraft is not treated as acquisition while the exercise of such an option is treated as acquisition of an aircraft;

(i) the Company shall disclose in its annual reports and interim reports the following information:

(i) regarding future deliveries of aircraft, details of aircraft on order including the number and type, and the years in which such aircraft are scheduled to be delivered;

(ii) the number and type of aircraft which are subject to options exercisable during a period of not less than 12 months from the end of the financial year or period to which the report relates; and

(j) should there be any change in control of the Company, the Stock Exchange will need to reconsider whether the waiver continues to be appropriate.

As at 31 December 2003, the Company's ATKs were 4,774.50 million.

In relation to future deliveries of aircraft, as at 31 December 2003, the following are details of aircraft on order which are scheduled to be delivered:

Type of aircraft	Number of aircraft	Year to be delivered
A320	5	2004
A321	2	2004
A340-600	2	2004
A320	5	2005
A321	2	2005
B737-800	3	2005

* Except for three Boeing B737-800 aircraft to be acquired under operating leases, the other aircraft will be purchased by the Company.

As at the date of this report, the Directors are not aware of any aircraft which are subject to options exercisable during a period of not less than 12 months from 31 December 2003.

Staff Quarters

Details of the Group's staff quarters are set out in note 35 to the financial statements prepared in accordance with IFRS.

Material Litigation

The Group was not involved in any material litigation or arbitration in the year ended 31 December 2003.

Special Auditing Opinion and Independent Directors' Opinion

Shanghai Zhonghua Certified Public Accountants have performed a special auditing work and issued special auditing opinion on the fund transfer between the Company, its controlling shareholder and other related parties, as required by the relevant requirements of the China Securities Regulatory Commission.

Independent directors of the Company have performed an auditing work and issued independent opinion on the guarantees the Company has provided, as required by the relevant requirements of the China Securities Regulatory Commission. The Company has strictly observed relevant laws and regulations as well as its article of association while it has also imposed strict control on the guarantees provided. As of 31 December 2003, none of the Company and its subsidiaries has provided any guarantee to the Company's controlling shareholder and other related parties, other non-legal person entity units and individuals.

Auditors

PricewaterhouseCoopers, Certified Public Accountants, Hong Kong and Shanghai Zhonghua Certified Public Accountants (registered accountants in the PRC) were the Company's international and domestic auditors in 2003, respectively. A resolution to re-appoint both PricewaterhouseCoopers, Certified Public Accountants, Hong Kong and Shanghai Zhonghua Certified Public Accountants as the Company's international and domestic auditors, respectively, for the financial year ending 31 December 2004 will be proposed at the Company's forthcoming 2003 Annual General Meeting.

On behalf of the Board

Ye Yigan
Chairman of the Board

Shanghai, China
5 April 2004


CHINA EASTERN

Dear Shareholders,

In 2003, the members of the Supervisory Committee of the Company ("Supervisory Committee"), basing themselves on the powers bestowed upon them by the Company Law and the Company's articles of association and their sense of responsibility toward all the shareholders, actively carried out their tasks, faithfully performed their supervisory duties and protected the legitimate rights and interests of the Company and of all the shareholders.

In 2003, the Supervisory Committee held a meeting on 7 April 2003 during which it examined the Company's 2002 financial statement and connected transactions, adopted the Supervisory Committee's 2002 Work Report, agreed to make a retrospective adjustment on part of financial data for the year 2002, and also agreed to replace the Tax Payable Method with Tax Effect Accounting Method as the income tax accounting method from 2002 onwards. All the members of the Supervisory Committee attended every meeting of the Board of Directors held during the year, monitored whether the strategic decisions of the Board were made in accordance with relevant laws, regulations and the Company's articles of association, the long-term development of the Company and the overall interest of all the shareholders, and supervised the Company's financial affairs and the performance by the Company's directors and senior executives of their duties.

During the year, the Company's policy making process was in compliance with the laws and its operations compliant. The directors and senior executives faithfully performed their duties and diligently and dutifully carried out their work in the greater interests of the Company and ensured that traffic volume and the revenues from the Company's main business continued to increase under safe operating conditions.

The Supervisory Committee has carefully reviewed financial information such as the financial report and the profit distribution scheme to be submitted to the 2003 Annual General Meeting for deliberation, and found no problems with these submissions. After examination, the Supervisory Committee did not discover any acts of insider trading in the Company's purchase or sale of assets, or any actions of the directors, presidents or other senior executives in carrying out their duties that in any way violated laws, regulations, or the articles of association of the Company or were prejudicial to the interests of the Company.

In the new year, the Supervisory Committee will, as in the past, conscientiously exercise and perform the powers bestowed upon it by the Company's articles of association, further strengthen its supervision of the Company's financial affairs and ensure compliant business practices. While stressing efficiency, it will continue to explore monitoring and control mechanisms which are of benefit in protecting and promoting the Company's development.

The Supervisory Committee is extremely grateful for the continuous strong support for its work offered by all the shareholders, directors, staff and workers.

On behalf of
the Supervisory Committee

Li Wenxin
Chairman of the Supervisory Committee

Shanghai, China
5 April 2004

PRICEWATERHOUSECOOPERS

To the shareholders of China Eastern Airlines Corporation Limited
(established in the People's Republic of China with limited liability)

We have audited the accompanying consolidated balance sheet of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (the "Group") as at 31 December 2003, and the related consolidated income statement, consolidated cashflow statement and consolidated statement of changes in shareholders' equity for the year then ended, and the balance sheet of the Company as at 31 December 2003. These financial statements set out on pages 57 to 120 are the responsibility of the Company's management. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Group and the Company as at 31 December 2003, and of the results of the Group's operations and cashflows for the year then ended in accordance with International Financial Reporting Standards, and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 5 April 2004

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

	Note	2003 RMB'000	2002 RMB'000
Traffic revenues			
Passenger		**10,261,027**	10,037,830
Cargo and mail		**3,186,984**	2,444,667
Other operating revenues		**829,147**	596,492
Turnover	3	**14,277,158**	13,078,989
Other operating income, net	4	**2,442**	226,373
Operating expenses			
Wages, salaries and benefits	5	**(1,449,054)**	(1,035,853)
Take-off and landing charges		**(2,254,456)**	(1,987,835)
Aircraft fuel		**(3,044,956)**	(2,563,701)
Food and beverages		**(541,669)**	(605,894)
Aircraft depreciation and operating leases		**(2,851,047)**	(2,455,403)
Other depreciation, amortisation and operating leases		**(495,079)**	(400,291)
Aircraft maintenance		**(1,329,304)**	(1,077,764)
Commissions		**(465,147)**	(379,674)
Office and administration		**(1,057,500)**	(1,044,113)
Revaluation deficit of fixed assets		**–**	(171,753)
Other		**(569,925)**	(519,614)
Total operating expenses		**(14,058,137)**	(12,241,895)
Operating profit		**221,463**	1,063,467
Finance costs, net	6	**(712,458)**	(731,389)
Exchange loss, net		**(70,325)**	(37,518)
Share of results before taxation of associates	16	**(28,511)**	(31,666)
(Loss)/profit before taxation	7	**(589,831)**	262,894
Taxation	9(a)	**(247,554)**	(54,438)
(Loss)/profit after taxation		**(837,385)**	208,456
Minority interests	33	**(112,431)**	(122,087)
(Loss)/profit attributable to shareholders		**(949,816)**	86,369
(Loss)/earnings per share	10	**(RMB0.195)**	RMB0.018

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2003

	Note	2003 RMB'000	2002 RMB'000
Non-current assets			
Fixed assets	12	**26,838,903**	20,465,950
Construction in progress	13	**219,788**	413,812
Lease prepayments	14	**847,319**	867,368
Investments in associates	16	**626,084**	331,570
Goodwill and negative goodwill	17	**38,505**	40,707
Advances on aircraft and flight equipment	18	**2,239,893**	3,227,720
Other long-term receivables and investments	19	**1,962,362**	2,223,768
Deferred tax assets	31	**399,771**	569,997
Derivative assets	41	**2,814**	9,891
		33,175,439	28,150,783
Current assets			
Flight equipment spare parts less allowance for obsolescence (2003: RMB400,534,000; 2002: RMB347,198,000)		**552,172**	556,376
Trade receivables less allowance for doubtful accounts (2003: RMB83,663,000 ; 2002: RMB69,141,000)	20	**1,325,677**	965,226
Prepayments and other receivables	21	**1,262,173**	815,049
Short-term investments	22	**–**	290,000
Short-term deposits with an associate	39(a)(iii)	**214,241**	94,502
Cash and bank balances		**1,477,409**	1,889,647
		4,831,672	4,610,800
Current liabilities			
Trade payables	23	**109,242**	64,523
Sales in advance of carriage		**926,453**	700,714
Other payables and accrued expenses	24	**4,299,989**	2,791,033
Current portion of obligations under finance leases	26	**1,692,084**	2,247,059
Current portion of long-term bank loans	27	**2,250,734**	1,261,902
Notes payables		**756,490**	411,250
Tax payable		**106,113**	44,560
Short-term bank loans	28	**4,631,918**	4,526,509
		14,773,023	12,047,550
Net current liabilities		**(9,941,351)**	(7,436,750)
Total assets less current liabilities		**23,234,088**	20,714,033

61

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2003

	Note	2003 RMB'000	2002 RMB'000
Share capital	29	**4,866,950**	4,866,950
Reserves	30	**1,515,201**	2,512,153
Total capital and reserves		**6,382,151**	7,379,103
Minority interests	33	**522,713**	404,517
Non-current liabilities			
Obligations under finance leases	26	**5,408,802**	5,936,907
Long-term bank loans	27	**8,972,189**	5,232,729
Deferred tax liabilities	31	**740,112**	802,822
Accrued aircraft overhaul expenses	25	**191,384**	243,684
Long-term portion of other payable	32	**121,860**	142,250
Post-retirement benefit obligations	34(b)	**545,771**	528,924
Long-term portion of staff housing allowances	35(b)	**254,669**	–
Derivative liabilities	41	**94,437**	43,097
		16,329,224	12,930,413
		23,234,088	20,714,033

These financial statements have been approved for issue by the Board of Directors on 5 April 2004.

Ye Yigan
Director

Wan Mingwu
Director

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2003

	Note	2003 RMB'000	2002 RMB'000
Non-current assets			
Fixed assets	12	**22,383,760**	18,581,914
Construction in progress	13	**92,520**	109,785
Lease prepayments	14	**405,204**	415,479
Investments in subsidiaries	15	**3,808,615**	2,020,558
Investments in associates	16	**590,601**	361,020
Goodwill and negative goodwill	17	**38,505**	40,707
Advances on aircraft and flight equipment	18	**2,239,893**	3,227,720
Other long-term receivables and investments	19	**1,925,548**	2,185,990
Deferred tax assets	31	**349,318**	531,520
Derivative assets	41	**2,814**	9,891
		31,836,778	27,484,584
Current assets			
Flight equipment spare parts less allowance for obsolescence (2003: RMB 393,105,000; 2002: RMB339,289,000)		**517,802**	507,170
Trade receivables less allowance for doubtful accounts (2003: RMB 77,967,000; 2002: RMB65,088,000)	20	**845,504**	515,634
Prepayments and other receivables	21	**1,115,070**	616,194
Short-term deposits with an associate	39(a)(iii)	**88,124**	72,826
Cash and bank balances		**565,302**	797,035
		3,131,802	2,508,859
Current liabilities			
Trade payables	23	**65,420**	50,370
Sales in advance of carriage		**773,309**	558,626
Other payables and accrued expenses	24	**3,605,920**	2,238,369
Current portion of obligations under finance leases	26	**1,692,084**	2,247,059
Current portion of long-term bank loans	27	**2,250,734**	1,261,902
Notes payables		**658,901**	319,740
Short-term bank loans	28	**3,971,918**	3,501,509
		13,018,286	10,177,575
Net current liabilities		**(9,886,484)**	(7,668,716)
Total assets less current liabilities		**21,950,294**	19,815,868

63

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2003

	Note	2003 RMB'000	2002 RMB'000
Share capital	29	**4,866,950**	4,866,950
Reserves	30	**970,963**	2,255,962
Total capital and reserves		**5,837,913**	7,122,912
Non-current liabilities			
Obligations under finance leases	26	**5,408,802**	5,936,907
Long-term bank loans	27	**8,972,189**	5,232,729
Deferred tax liabilities	31	**663,954**	749,461
Accrued aircraft overhaul expenses	25	**138,310**	137,734
Long-term portion of other payable	32	**121,860**	142,250
Post-retirement benefit obligations	34(b)	**470,429**	450,778
Long-term portion of staff housing allowances	35(b)	**242,400**	–
Derivative liabilities	41	**94,437**	43,097
		16,112,381	12,692,956
		21,950,294	19,815,868

These financial statements have been approved for issue by the Board of Directors on 5 April 2004.

Ye Yigan Director

Wan Mingwu Director

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

	2003 RMB'000	2002 RMB'000
Cash flows from operating activities		
(Loss)/profit attributable to shareholders	**(949,816)**	86,369
Adjustments to reconcile (loss)/profit attributable to shareholders to net cash from operating activities:		
Depreciation of fixed assets	**1,974,462**	1,710,811
Losses/(gains) on disposals of aircraft and flight equipment	**28,767**	(115,904)
Losses on disposals of other fixed assets	**4,811**	27,129
Gains on disposals of short-term investments	**(21,920)**	–
Amortisation of lease prepayments	**20,049**	20,128
Amortisation of bond discount	**(43,603)**	(40,358)
Amortisation of value added tax capitalised	**12,245**	16,017
Provision for post-retirement benefits	**20,844**	23,614
Amortisation of goodwill and negative goodwill	**2,202**	2,202
Revaluation deficit of fixed assets	**–**	171,753
Foreign exchange losses	**77,850**	52,207
Share of results after tax of associates	**32,738**	32,613
Minority interests	**112,431**	122,087
Movements in:		
Flight equipment spare parts	**4,204**	(91,543)
Trade receivables	**(360,451)**	(179,392)
Prepayments and other receivables	**184,761**	(176,609)
Trade payables	**44,719**	16,406
Sales in advance of carriage	**225,739**	55,088
Other payables and accrued expenses	**1,759,628**	346,336
Interest accrued on a long-term payable	**9,610**	10,802
Tax payable	**61,553**	37,611
Deferred taxation	**118,797**	(17,570)
Long-term portion of accrued aircraft overhaul expenses	**(52,300)**	50,681
	4,217,136	2,074,109
Net cash inflow from operating activities	**3,267,320**	2,160,478

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

	Note	2003 RMB'000	2002 RMB'000
Cash flows from investing activities:			
Additions of aircraft and flight equipment		**(5,560,406)**	(1,004,136)
Instalment payment for acquisition of a passenger carriage business		**(30,000)**	(30,000)
Proceeds on disposals of aircraft, flight equipment, other fixed assets and equipment		**91,940**	149,818
Additions of buildings, other fixed assets and equipment		**(216,211)**	(206,595)
Additions of construction in progress		**(249,737)**	(287,179)
Additions of lease prepayments		**–**	(30,680)
Investments in associates		**(327,252)**	(254,656)
Advances on aircraft and flight equipment		**(1,295,656)**	(2,599,610)
Repayments of advances on aircraft and flight equipment		**–**	20,722
Increase in long-term bank deposits		**(64,255)**	(20,992)
Purchase of short-term investments		**–**	(290,000)
Proceeds from disposals of short-term investments		**311,920**	–
Net (increase)/decrease in short-term deposits with original maturities over three months		**(69,246)**	10,388
Net cash used in investing activities		**(7,408,903)**	(4,542,920)
Cash flows from financing activities:			
Short-term bank loans		**10,920,917**	6,349,141
Repayments of short-term bank loans		**(10,815,508)**	(3,110,274)
Long-term bank loans		**5,606,107**	2,855,152
Repayments of long-term bank loans		**(898,022)**	(1,661,088)
Principal repayments of finance lease obligations		**(1,400,749)**	(1,958,143)
Loans from an associate		**–**	15,000
Repayments of loans from an associate		**–**	(15,000)
Increase in notes payables		**345,240**	411,250
Dividend paid		**–**	(97,339)
Capital injection from a minority shareholder		**5,765**	–
Advances from minority shareholders		**–**	167,730
Net cash inflow from financing activities		**3,763,750**	2,956,429
Net (decrease)/increase in cash and cash equivalents		**(377,833)**	573,987
Cash and cash equivalents at 1 January		**1,944,525**	1,330,980
Exchange adjustment		**16,088**	39,558
Cash and cash equivalents at 31 December	36(a)	**1,582,780**	1,944,525

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

	Share capital (note 29) RMB'000	Other reserves (note 30) RMB'000	Retained profits (note 30) RMB'000	Total RMB'000
Balance at 1 January 2002	4,866,950	913,499	1,539,859	7,320,308
Net gains/(losses) not recognised in the income statement				
Revaluation surplus of fixed assets, net of tax	–	418,006	–	418,006
Revaluation surplus after tax shared by minority shareholders	–	(12,981)	–	(12,981)
Revaluation deficit offset against previous revaluation surplus of fixed assets, net of tax	–	(301,639)	–	(301,639)
Unrealised losses on cashflow hedges	–	(33,621)	–	(33,621)
	–	69,765	–	69,765
Dividends relating to 2001	–	–	(97,339)	(97,339)
Profit attributable to shareholders	–	–	86,369	86,369
Transfer from retained profits to other reserves	–	21,391	(21,391)	–
Balance at 31 December 2002 and 1 January 2003	**4,866,950**	**1,004,655**	**1,507,498**	**7,379,103**
Net gains/(losses) not recognised in the income statement				
Unrealised losses on cashflow hedges	–	(49,654)	–	(49,654)
Release of reserves upon disposals of aircraft	–	(14,269)	16,787	2,518
	–	(63,923)	16,787	(47,136)
Loss attributable to shareholders	–	–	(949,816)	(949,816)
Transfer from retained profits to other reserves	–	72,510	(72,510)	–
Balance at 31 December 2003	**4,866,950**	**1,013,242**	**501,959**	**6,382,151**

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

1. Corporate Information

China Eastern Airlines Corporation Limited (the "Company") was established in the People's Republic of China ("PRC") as a joint stock company limited by shares on 14 April 1995. The Company is majority owned by China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise. The Company and its subsidiaries (the "Group") are principally engaged in the operation of civil aviation, air cargo, postal delivery and other extended transportation services.

2. Principal Accounting Policies

(a) Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC. The statutory accounts of the Group have been prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). In preparing these financial statements, appropriate restatements have been made to the Group's statutory accounts to conform with IFRS.

The consolidated financial statements have been prepared under historical cost convention as modified by the revaluation of fixed assets, short-term investments and derivative financial instruments.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

(b) Group accounting

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

2. Principal Accounting Policies (Cont'd)

(b) Group accounting (Cont'd)

(i) Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See note 2(m) for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless it cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Minority interests represent the interests of outside members in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses.

(ii) Associates

Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control.

2. Principal Accounting Policies (Cont'd)

(b) Group accounting (Cont'd)

(ii) Associates (Cont'd)

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

(c) Foreign currency translation

The Group maintains its books and records in Renminbi ("RMB") which is the measurement currency of the Group. Transactions in foreign currencies are translated at the applicable rates of exchange prevailing at the dates of the transactions, quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies are translated into RMB at the rates prevailing at the balance sheet date as quoted by the People's Bank of China. Exchange differences are included in the income statement, except when deferred in equity as qualifying cashflow hedges.

(d) Revenue recognition and sales in advance of carriage

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is included in the current liabilities as sales in advance of carriage.

Revenues from other operating businesses, including income derived from the provision of ground services and commission income are recognised when services are rendered. Commission income includes amounts earned from other carriers in respect of sales made by the Group's agents. The related commission payable to such agents are included as commission expenses in the income statement. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

2. Principal Accounting Policies (Cont'd)

(d) Revenue recognition and sales in advance of carriage (Cont'd)

Revenues are presented net of business tax and civil aviation infrastructure levies.

Interest income is recognised on a time-proportion basis.

Rental income from subleases is recognised on a straight-line basis over the terms of the respective leases.

(e) Segmental reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

In respect of the geographical segment, the analysis of turnover and operating profit by geographical segment is based on the following criteria:–

(i) Traffic revenue from domestic services within the PRC (excluding Hong Kong Special Administrative Region ("Hong Kong")) is attributed to the domestic operation. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is attributed to the geographical area in which the relevant overseas origin or destination lies.

(ii) Other operating revenues from ticket handling services, airport ground services and other miscellaneous services are attributed on the basis of where the services are performed.

(f) Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefit for employees organised by the municipal governments of respective provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The cost of providing the aforementioned post-retirement benefits under the Group's defined benefit plan is actuarially determined and recognised over the employees' service period by using the projected unit credit method. Post-retirement benefit expenses recognised in the income statement include, if applicable, current service cost, interest cost, amortised actuarial gains and losses, the effect of any curtailment or settlement and past service cost.

2. Principal Accounting Policies (Cont'd)

(g) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to the income statement over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhaul comprise mainly labour and materials. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are charged to the income statement as and when incurred.

All other routine repairs and maintenance costs incurred in restoring such fixed assets to their normal working condition are charged to the income statement as and when incurred.

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(h) Government grant

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs they are intended to compensate.

Government grants relating to the fixed assets are included in non-current liabilities as other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(i) Taxation

The Group provides for taxation on the basis of the results for the year as adjusted for items which are not assessable or deductible for income tax purposes. Taxation of the Group is determined in accordance with the relevant tax rules and regulations applicable in the jurisdictions where the Group operates.

2. Principal Accounting Policies (Cont'd)

(i) Taxation (Cont'd)

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(j) Fixed assets

(i) Fixed assets are recognised initially at cost which comprises purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the assets to the condition for their intended use.

Subsequent to the initial recognition, fixed assets are stated at revalued amount less accumulated depreciation and accumulated impairment losses. Independent valuations are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where these are materially different from fair value. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of fixed assets are first offset against increases from earlier valuations of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged.

(ii) Depreciation of fixed assets is calculated on the straight-line method to write off the cost or revalued amount of each asset to their residual value over their estimated useful lives. The annual depreciation charges are calculated as follows:–

Aircraft	– over 20 years to residual value of 5% of cost or revalued amount
Flight equipment	
– Engines	– over 20 years to nil residual value
– Other flight equipment	– over the expected useful lives to residual value of 5% of cost or revalued amount
Buildings	– over the expected useful lives of 15 to 35 years to residual value of 3% of cost or revalued amount
Other fixed assets and equipment	– over 5 to 20 years to residual value of 3% of cost or revalued amount

2. Principal Accounting Policies (Cont'd)

(j) Fixed assets (Cont'd)

(iii) Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit. When revalued assets are sold, the amounts included in revaluation reserves are transferred to retained earnings.

(iv) The carrying amounts of assets are reviewed regularly to assess whether their recoverable amounts have declined below their carrying amounts. The recoverable amount is the greater of the net selling price and value in use. In determining the value in use, expected future cashflows generated by the assets including its residual value on disposals are discounted to their present value. When an impairment has occurred, their carrying amount is reduced immediately to their recoverable amount. The amount of reduction to recoverable amount is charged to the income statement.

(k) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and plant and equipment pending installation. This includes the costs of construction and acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and put into use.

(l) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of land use rights on a straight-line basis.

Beginning 2002, land use rights are presented as operating leases and stated at historical cost less accumulated amortisation. The land use rights, which were revalued as part of the Company's restructuring in 1996 and recorded at valuation as a non-monetary assets in exchange for share capital of the Company, are now stated at historical cost which is nil. Retrospective adjustments have been made in prior year to reflect the change in accounting for land use rights.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

2. Principal Accounting Policies (Cont'd)

(m) Goodwill and negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associate at the date of acquisition. Goodwill is recognised as an asset and amortised by equal annual instalments over its estimated useful economic life up to a maximum of 20 years.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets of the acquired subsidiary or associate over the cost of acquisition. Negative goodwill is presented in the same balance sheet classifications as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life of those assets up to a maximum of 20 years; negative goodwill in excess of the fair values of those assets is recognised in the income statement immediately.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

The gain or loss on disposals of an entity includes the carrying amount of goodwill relating to the entity sold.

(n) Advances on aircraft and flight equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and flight equipment in future years are capitalised along with attributable interests, and transferred to fixed assets upon delivery of the aircraft.

(o) Borrowing costs

Interest attributable to funds used to finance the acquisition of new aircraft and construction of major ground facilities is capitalised as an additional cost of the related asset. Interest is capitalised at the Group's weighted average interest rate on borrowings or, where applicable, the interest rate related to specific borrowings during the period of time that is required to complete and prepare the asset for its intended use.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

2. Principal Accounting Policies (Cont'd)

(p) Long-term bank deposits

Long-term bank deposits placed to secure future lease obligations are stated at cost and are classified as held-to-maturity financial assets.

(q) Zero coupon bonds

Zero coupon bonds purchased to secure and to settle future lease obligations are stated at acquisition cost plus discount amortised to date and are classified as held-to-maturity securities. The discount thereon is amortised over the period to maturity under the effective interest method and included as interest income in the income statement.

(r) Impairment of long lived assets

Fixed assets and other non-current assets, including goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cashflows.

(s) Flight equipment spare parts

Flight equipment spare parts are carried at weighted average cost less allowance for obsolescence and are expensed when used in operations. Allowance for obsolescence is provided for expendable spare parts at rates which depreciate costs, less an estimated residual value, over the estimated useful lives of the related aircraft.

(t) Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cashflows, discounted at the market rate of interest for similar borrowers.

(u) Short-term investments

Short-term investments are carried at fair value. Realised and unrealised gains or losses arising from the changes in fair value of these investments are recognised in the income statement in the period in which they arise.

2. Principal Accounting Policies (Cont'd)

(v) Cash and cash equivalents

Cash and short-term highly liquid investments, which are readily convertible into cash and have original maturities of three months or less at the date of acquisition, are classified as cash and cash equivalents.

(w) Frequent flyer programme

The Group estimates the present value of the incremental cost of providing free travel awards entitled by members under a frequent flyer programme when free travel award levels are achieved based on accumulated mileage. The estimated incremental cost is recognised as an expense in the income statement and accrued as a liability in the balance sheet.

As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

(x) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(y) Leases

(i) A Group company is the lessee

Leases of fixed assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leased assets are depreciated using the straight-line method over their expected useful lives to residual values.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

2. Principal Accounting Policies (Cont'd)

(y) Leases (Cont'd)

(i) A Group company is the lessee (Cont'd)

Leases of assets under which a significant portion of the lease risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

(ii) A Group company is the lessor

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Assets leased out under operating leases are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

(z) Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either (1) a hedge of the fair value of a recognised asset or liability (i.e. fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (i.e. cashflow hedge).

Derivative financial instrument that does not qualify for hedge accounting is accounted for as trading instrument and any unrealised gain or loss, being changes in fair value of the derivative, is recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

2. Principal Accounting Policies (Cont'd)

(z) Derivative financial instruments (Cont'd)

Derivative financial instrument that qualifies for hedge accounting and is designated as a specific hedge of the variability in cashflows of a highly probable forecast transaction, is accounted for as follows:-

(i) the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective part of any gain or loss is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the committed or forecasted transaction ultimately occurs. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

(aa) Comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

3. Revenues and Turnover

The Group is principally engaged in the provision of domestic, Hong Kong and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of business tax and civil aviation infrastructure levies.

	Group	
	2003	2002
	RMB'000	RMB'000
Gross turnover	**14,575,443**	13,814,709
Less: Business tax (note (a))	**(168,639)**	(304,558)
Civil aviation infrastructure levies (note (b))	**(129,646)**	(431,162)
Turnover	**14,277,158**	13,078,989
Rental income from operating subleases of aircraft (note 4)	**31,209**	110,469
Interests income (note 6)	**147,846**	115,824
Total revenues	**14,456,213**	13,305,282

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

3. Revenues and Turnover (Cont'd)

(a) Pursuant to various PRC sales tax rules and regulations, the Group is required to pay PRC business tax. Except for traffic revenues derived from inbound international and regional flights which are not subject to PRC business tax, the Group's traffic revenues, commission income and ground service income are subject to PRC business tax levied at rates ranging from 3% to 5%.

From 1 May 2003 to 31 December 2003, PRC business tax for all domestic, international and regional passenger traffic revenues of the Group are waived by the PRC Government, to subsidise for the airlines' losses on revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS").

(b) The civil aviation infrastructure levies are paid to Civil Aviation Administration of China ("CAAC"), at rates of 5% and 2% respectively for domestic and international or regional traffic revenues.

From 1 May 2003 to 31 December 2003, civil aviation infrastructure levies for all domestic, international and regional traffic revenues of the Group are waived by the PRC Government, to subsidise for the airlines' losses on revenue due to the outbreak of SARS.

4. Other Operating Income

	Group	
	2003	2002
	RMB'000	RMB'000
(Loss)/gain on disposals of aircraft and engines (note (a))	**(28,767)**	115,904
Rental income from operating subleases of aircraft	**31,209**	110,469
	2,442	226,373

(a) During the year, the Group disposed of three B737-200 aircraft (2002: two A310 aircraft) to an unrelated third party.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

5. Wages, Salaries and Benefits

	Group	
	2003	2002
	RMB'000	RMB'000
Wages, salaries and allowances	**989,092**	897,843
Contribution under defined contribution retirement schemes (note 34 (a))	**159,200**	98,876
Post-retirement benefits (note 34 (b) (iii))	**40,299**	39,134
Staff housing allowances (note 35 (b))	**260,463**	–
	1,449,054	1,035,853
Average number of employees for the year ended	**16,435**	15,719

6. Finance Costs, Net

	Group	
	2003	2002
	RMB'000	RMB'000
Interest charged on obligations under finance leases	**490,456**	509,889
Interest on bank loans		
– wholly repayable within five years	**270,965**	174,395
– not wholly repayable within five years	**180,291**	222,702
	451,256	397,097
Interest accrued on a long-term payable (note 32)	**9,610**	10,802
Interest on loans from an associate	**6,396**	1,373
Less: amounts capitalised into fixed assets and advances on aircraft and flight equipment (note 18)	**(97,414)**	(71,948)
	860,304	847,213
Interest income	**(147,846)**	(115,824)
	712,458	731,389

The capitalisation rates used for the year ended 31 December 2003 range between 3 months LIBOR+0.25% and 5.76% per annum (2002: range between 4.00% and 6.50% per annum).

7. (Loss)/Profit before Taxation

	Group	
	2003	2002
	RMB'000	RMB'000
(Loss)/profit before taxation is stated after charging:–		
Depreciation of fixed assets		
– owned assets	**1,396,739**	1,070,074
– assets held under finance leases and for own use	**577,723**	603,311
– assets held under finance leases and subleased out under operating leases	**–**	37,426
Operating lease rentals		
– aircraft	**1,238,012**	1,025,800
– land and buildings	**116,279**	98,955
Amortisation of lease prepayments	**20,049**	20,128
Losses on disposals of other fixed assets	**4,811**	27,129
Amortisation of goodwill and negative goodwill	**2,202**	2,202
Allowances for obsolescence of flight equipment spare parts	**53,336**	33,024
Allowances for doubtful accounts	**19,229**	41,529
Auditors' remuneration	**7,380**	6,360
and after crediting:–		
Government grants received	**(58,448)**	(54,810)
Gain on disposals of short-term investments	**(21,920)**	–

8. Emoluments of Directors, Supervisors and Senior Management

(a) Directors' and supervisors' emoluments comprise the following:–

	Group	
	2003	2002
	RMB'000	RMB'000
Emoluments for executive directors		
– salaries, allowances and benefits in kind	**425**	375
– bonuses	**124**	82
Emoluments for supervisors		
– salaries, allowances and benefits in kind	**46**	42
– bonuses	**18**	13
	613	512

During the year ended 31 December 2003, no directors and supervisors waived their emoluments (2002: nil).

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

8. Emoluments of Directors, Supervisors and Senior Management (Cont'd)

(b) The five highest paid individuals of the Group are as follows:–

	Number of individuals	
	2003	2002
Directors	**2**	2
Non-directors and non-supervisors	**3**	3
	5	5

(c) The emoluments of the five highest paid individuals:–

Two (2002: two) of the Group's five highest paid individuals in 2003 are executive directors whose remunerations are included in the directors' emoluments above. Details of the remuneration of the remaining three (2002: three) highest paid individuals are as follows:–

	Group	
	2003	2002
	RMB'000	RMB'000
Salaries, allowances and benefits in kind	**705**	629
Bonuses	**138**	100
	843	729

During the year ended 31 December 2003, no emoluments were paid by the Group to the directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2002: nil).

83

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

9. Taxation

(a) Taxation is (charged)/credited to the consolidated income statement as follows:–

	Group	
	2003 RMB'000	2002 RMB'000
Provision for PRC income tax – current year	**(124,530)**	(71,061)
Deferred taxation (note 31)	**(118,797)**	17,570
	(243,327)	(53,491)
Share of tax attributable to associates (note 16)	**(4,227)**	(947)
	(247,554)	(54,438)

(i) Pursuant to a preferential tax policy in Pudong, Shanghai, the Company is entitled to a reduced income tax rate of 15%.

(ii) Two major subsidiaries of the Company, namely China Cargo Airlines Co., Ltd. and China Eastern Airlines Jiangsu Co., Ltd. are subject to a reduced income tax rate of 15% and the standard PRC income tax rate of 33% respectively.

(iii) The difference between the actual taxation charge in the consolidated income statement and the amounts which would result from applying the enacted tax rate to (loss)/profit before taxation can be reconciled as follows:–

	Group	
	2003 RMB'000	2002 RMB'000
(Loss)/profit before taxation	**(589,831)**	262,894
Tax calculated at enacted tax rate of 15 %	**88,475**	(39,434)
Effect attributable to subsidiaries and associates charged at tax rate of 33%	**(4,117)**	(11,101)
Adjustments:–		
Expenses not deductible for tax purposes	**(62,421)**	(15,799)
Unrecognised tax losses of the Company	**(258,515)**	–
Unrecognised tax losses of associates	**(14,821)**	(11,347)
Utilisation of previously unrecognised tax losses of subsidiaries	**–**	36,953
Expired tax losses not deductible for tax purposes	**–**	(15,185)
Others	**3,845**	1,475
Tax charge	**(247,554)**	(54,438)

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

9. Taxation (Cont'd)

(b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the year as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

(c) In accordance with the relevant PRC tax regulations, the operating lease rentals and the interest element of finance leases and bank loans paid or payable to foreign enterprises by the Group is subject to Foreign Enterprise Income Tax of PRC. This tax should be withheld by the Group at the time of payment and paid on behalf of the lessors or lenders. Pursuant to the Circular (2000) No. 2551 issued by the State Tax Bureau, lease payments made by aviation companies to foreign enterprises in respect of lease arrangements entered into prior to 1 September 1999 are exempted from the payment of any withholding tax. Withholding tax payable in respect of the leases arrangements entered into on or after 1 September 1999 are charged to the income statement as incurred.

10. (Loss)/Earnings per Share

The calculation of (loss)/earnings per share is based on the loss attributable to shareholders of RMB949,816,000 (2002: profit of RMB86,369,000) and 4,866,950,000 (2002: 4,866,950,000) shares in issue during the year. The Company has no potential dilutive ordinary shares.

11. Dividends

The Board of Directors of the Company does not recommend the payment of a dividend for the year ended 31 December 2003 (2002: nil).

12. Fixed Assets

	Group				
	Aircraft and flight equipment				
	Owned RMB'000	Held under finance leases RMB'000	Buildings RMB'000	Other fixed assets and equipment RMB'000	Total RMB'000
Valuation					
At 1 January 2003	14,140,941	11,318,748	1,774,876	2,050,936	29,285,501
Reclassification upon completion of finance lease terms	438,967	(438,967)	–	–	–
Transfer from construction in progress (note 13)	–	–	389,612	54,149	443,761
Additions	7,728,025	76,645	63,940	161,727	8,030,337
Disposals	(144,715)	–	(3,908)	(228,631)	(377,254)
At 31 December 2003	22,163,218	10,956,426	2,224,520	2,038,181	37,382,345
Accumulated depreciation					
At 1 January 2003	4,614,292	3,078,861	248,720	877,678	8,819,551
Reclassification upon completion of finance lease terms	43,275	(43,275)	–	–	–
Charge for the year	1,035,312	577,723	86,595	274,832	1,974,462
Disposals	(35,286)	–	(364)	(214,921)	(250,571)
At 31 December 2003	5,657,593	3,613,309	334,951	937,589	10,543,442
Net book value at 31 December 2003	**16,505,625**	**7,343,117**	**1,889,569**	**1,100,592**	**26,838,903**
Net book value at 31 December 2002	9,526,649	8,239,887	1,526,156	1,173,258	20,465,950

	Company				
Valuation					
At 1 January 2003	12,402,632	11,318,748	1,274,323	1,352,752	26,348,455
Reclassification upon completion of finance lease terms	438,967	(438,967)	–	–	–
Transfer from construction in progress (note 13)	–	–	26,877	42,827	69,704
Transfer to a subsidiary	(2,464,474)	–	–	–	(2,464,474)
Additions	7,690,584	76,645	49,718	91,098	7,908,045
Disposals	(144,715)	–	(3,493)	(94,249)	(242,457)
At 31 December 2003	17,922,994	10,956,426	1,347,425	1,392,428	31,619,273
Accumulated depreciation					
At 1 January 2003	3,933,330	3,078,861	178,261	576,089	7,766,541
Reclassification upon completion of finance lease terms	43,275	(43,275)	–	–	–
Transfer to a subsidiary	(130,081)	–	–	–	(130,081)
Charge for the year	876,727	577,723	57,461	207,708	1,719,619
Disposals	(35,286)	–	(205)	(85,075)	(120,566)
At 31 December 2003	4,687,965	3,613,309	235,517	698,722	9,235,513
Net book value at 31 December 2003	**13,235,029**	**7,343,117**	**1,111,908**	**693,706**	**22,383,760**
Net book value at 31 December 2002	8,469,302	8,239,887	1,096,062	776,663	18,581,914

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

12. Fixed Assets (Cont'd)

(a) On 31 December 2002, the Group's fixed assets were revalued by the directors of the Company on a market value or replacement cost basis. The difference between the valuation and the carrying amount of the fixed assets as at 31 December 2002 was recognised. On 31 December 2003, the directors of the Company reviewed the carrying value of the Group's fixed assets as at 31 December 2003 and are of the opinion that the carrying amount is not materially different from the fair value.

Had the Group's fixed assets been stated at cost less accumulated depreciation and impairment losses as at 31 December 2003, the carrying amounts of aircraft and flight equipment would have been RMB26,618,747,000 (2002: RMB20,194,500,000).

(b) Certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB9,735,106,000 as at 31 December 2003 (2002: RMB3,272,123,000) were pledged as collateral under certain loan agreements (see note 27).

(c) Included in the additions of fixed assets of the Group and the Company were interest capitalised of RMB152,591,000 (2002: RMB33,377,000), RMB62,149,000 (2002: RMB13,362,000) of which were capitalised during the year ended 31 December 2003.

13. Construction in Progress

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**413,812**	347,406	**109,785**	190,394
Additions	**249,737**	287,179	**52,439**	43,698
Transfer to fixed assets (note 12)	**(443,761)**	(220,773)	**(69,704)**	(124,307)
At 31 December	**219,788**	413,812	**92,520**	109,785

97

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

14. Lease Prepayments

Lease prepayments represent unamortised prepayments for land use rights.

The Group's land use rights are located in the PRC and majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2003, majority of these land use rights had remaining terms ranging from 43 to 49 years (2002: from 44 to 50 years).

Certificates of certain land use rights with nil carrying value (2002: nil) of the Group are currently registered under the name of CEA Holding. The procedures to change the registration of the land use rights certificates with the relevant municipal land bureaus are currently being addressed by CEA Holding. Until the completion of these transfer procedures, the Group is unable to assign or pledge these land use rights. However, the Group currently has no need to assign and no intention to pledge these land use rights. In addition, the Group is entitled to lawfully and validly occupy and use these lands for its daily operations in spite of the fact that the procedures of changing the registration of these land use rights have not been fully completed. Accordingly, the directors of the Company do not believe the lack of certificates of certain land use rights has any material impact on the financial position of the Group.

15. Investments in Subsidiaries

	Company	
	2003	2002
	RMB'000	RMB'000
Unlisted shares, at cost	**1,600,156**	1,378,420
Amounts due from subsidiaries	**2,208,459**	642,138
	3,808,615	2,020,558

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

15. Investments in Subsidiaries (Cont'd)

Particulars of the principal subsidiaries, all of which are limited companies established and operating in the PRC, are as follows:–

Company	Place and date of establishment	Paid-up capital 2003 RMB'000	Paid-up capital 2002 RMB'000	Attributable equity interest 2003	Attributable equity interest 2002	Principal activities
China Cargo Airlines Co., Ltd.	PRC 22 July 1998	**500,000**	500,000	**70%**	70%	Provision of cargo carriage services
China Eastern Airlines Jiangsu Co., Ltd.	PRC 3 May 1993	**236,579**	236,579	**55%**	55%	Provision of airline services
Eastern Airlines Hotel Co., Ltd.	PRC 18 March 1998	**70,000**	70,000	**86%**	86%	Provision of hotel services to crew members
Shanghai Eastern Flight Training Co., Ltd.	PRC 18 December 1995	**473,000**	358,800	**95%**	95%	Provision of flight training services
Shanghai Eastern Airlines Investment Co., Ltd.	PRC 8 May 2002	**412,500**	300,000	**99%**	98%	Investment holding

16. Investments in Associates

	Group		Company	
	2003 RMB'000	2002 RMB'000	**2003 RMB'000**	2002 RMB'000
Unlisted investment, at cost	–	–	**590,601**	361,020
Share of net assets	**572,818**	272,098	–	–
Goodwill	**53,266**	59,472	–	–
	626,084	331,570	**590,601**	361,020

16. Investments in Associates (Cont'd)

	Group 2003 RMB'000	Group 2002 RMB'000
Movement in investments in associates are as follows:–		
At 1 January	**331,570**	109,527
Cost of investment	**327,252**	254,656
Share of results before taxation	**(28,511)**	(31,666)
Share of taxation	**(4,227)**	(947)
At 31 December	**626,084**	331,570

The share of results before taxation includes an amortisation of RMB6,206,000 (2002: RMB2,586,000) for the goodwill in respect of acquisition of associates.

Particular of the principal associates, all of which are limited companies established and operating in the PRC, are as follows:–

Company	Place and date of establishment	Paid-up capital RMB'000	Attributable equity interest 2003	Attributable equity interest 2002	Principal activities
China Eastern Airlines Wuhan Co., Ltd.	PRC 16 August 2002	600,000	**40%**	40%	Provision of air transportation services
Eastern Air Group Finance Co., Ltd.	PRC 6 December 1995	400,000	**25%**	25%	Provision of financial services to companies comprising CEA Holding
Eastern Aviation Advertising Services Co., Ltd.	PRC 4 March 1986	10,000	**45%**	45%	Provision of aviation advertising agency services
China Eastern Air Catering Investment Co., Ltd.	PRC 17 November 2003	350,000	**45%**	–	Provision of air catering services

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

16. Investments in Associates (Cont'd)

Company	Place and date of establishment	Paid-up capital RMB'000	Attributable equity interest 2003	2002	Principal activities
Eastern Aviation Import & Export Co., Ltd.	PRC 9 June 1993	80,000	**45%**	–	Provision of aviation equipment, spare parts and tools trading
Shanghai Dongmei Aviation Travel Co., Ltd.	PRC 17 October 2003	31,000	**45%**	–	Provision of travelling and accommodation agency services
Qingdao Liuting International Airport Co., Ltd	PRC 1 December 2000	450,000	**25%**	–	Provision of airport operation services

17. Goodwill and Negative Goodwill

	Group and Company Goodwill RMB'000	Negative Goodwill RMB'000	Total RMB'000
Cost			
At 1 January 2003 and 31 December 2003	113,105	(55,245)	57,860
Accumulated amortisation			
At 1 January 2003	22,621	(5,468)	17,153
Charge for the year	5,654	(3,452)	2,202
At 31 December 2003	28,275	(8,920)	19,355
Net book value at 31 December 2003	84,830	(46,325)	38,505
Net book value at 31 December 2002	90,484	(49,777)	40,707

91

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

18. Advances on Aircraft and Flight Equipment

	Group and Company	
	2003	2002
	RMB'000	RMB'000
At 1 January	**3,227,720**	1,141,576
Additions	**1,198,242**	2,527,662
Interest capitalised during the year (note 6)	**97,414**	71,948
Transfer to fixed assets	**(2,283,483)**	(513,466)
At 31 December	**2,239,893**	3,227,720

Included in the balance as at 31 December 2003 is interest capitalised of RMB130,965,000 (2002: RMB95,701,000).

19. Other Long-term Receivables and Investments

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Long-term bank deposits (note 26)	**1,743,924**	1,463,044	**1,743,924**	1,463,044
US Treasury zero coupon bonds (note (a) and 21)	**–**	542,124	**–**	542,124
Deposits for aircraft under operating leases	**110,812**	89,273	**90,339**	69,170
Prepaid custom duty and value added tax	**37,410**	52,501	**37,410**	52,501
Prepayments and other long-term receivables	**70,216**	76,826	**53,875**	59,151
	1,962,362	2,223,768	**1,925,548**	2,185,990

(a) US Treasury zero coupon bonds will mature in February 2004 and are classified as current assets as at 31 December 2003 (note 21).

20. Trade Receivables Less Allowance for Doubtful Accounts

The credit terms given to trade customers are determined on individual basis, with the credit period ranging from half to three months.

As at 31 December 2003, the aging analysis of the trade receivables were as follows:–

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Less than 31 days	**853,303**	555,787	**564,870**	317,705
31 to 60 days	**348,159**	200,702	**221,498**	50,191
61 to 90 days	**28,094**	70,333	**968**	39,297
Over 90 days	**96,121**	138,404	**58,168**	108,441
	1,325,677	965,226	**845,504**	515,634

21. Prepayments and Other Receivables

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Amounts due from related companies (note 39(a)(i))	**45,389**	46,159	**35,785**	42,632
Discounts on aircraft acquisitions receivable	**29,814**	78,822	**29,814**	78,822
Receivables from provision of ground services	**111,129**	125,418	**111,129**	68,813
Prepaid aircraft operating lease rentals	**95,959**	111,908	**79,340**	92,881
US Treasury zero coupon bonds (note 26)	**585,736**	–	**585,736**	–
Receivable on aircraft operating lease rentals	**–**	8,034	**–**	8,034
Advance payment for equity interests	**–**	112,500	**–**	112,500
Other	**394,146**	332,208	**273,266**	212,512
	1,262,173	815,049	**1,115,070**	616,194

22. Short-term Investments

Short-term investments are valued at market value at 31 December by reference to stock exchange quoted bid prices.

Short-term investments are classified as current assets because they are expected to be realised within twelve months of the balance sheet date.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

23. Trade Payables

As at 31 December 2003 and 2002, all trade payables were current balances and aged within 30 days.

24. Other Payables and Accrued Expenses

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Amounts due to related companies (note 39(a)(i))	**771,643**	339,133	**739,427**	313,961
Accrued operating expenses	**2,004,906**	1,241,948	**1,635,974**	967,536
Payable for land use rights	**–**	3,093	**–**	–
Current portion of accrued aircraft overhaul expenses (note 25)	**385,168**	304,129	**377,224**	304,129
Duties and levies payable	**10,049**	55,279	**–**	47,970
Current portion of a long-term payable (note 32)	**30,000**	30,000	**30,000**	30,000
Current portion of post-retirement benefits obligation (note 34(b)(i))	**19,750**	15,753	**18,635**	15,290
Current portion of provision for staff housing allowances (note 35 (b))	**85,973**	80,179	**78,771**	78,198
Accrued salaries, wages and benefits	**138,954**	125,462	**119,117**	114,236
Flight equipment purchase payable	**511,347**	167,390	**498,299**	164,710
Amounts due to minority shareholders	**156,308**	155,486	**–**	–
Other	**185,891**	273,181	**108,473**	202,339
	4,299,989	2,791,033	**3,605,920**	2,238,369

25. Accrued Aircraft Overhaul Expenses

	Group	Company
	RMB'000	RMB'000
At 1 January 2003	**547,813**	**441,863**
Additional provisions	**123,213**	**121,839**
Utilised during the year	**(94,474)**	**(48,168)**
At 31 December 2003	**576,552**	**515,534**

GU -

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

25. Accrued Aircraft Overhaul Expenses (Cont'd)

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Total accrued aircraft overhaul expenses	**576,552**	547,813	**515,534**	441,863
Less: current portion (note 24)	**(385,168)**	(304,129)	**(377,224)**	(304,129)
Long-term portion	**191,384**	243,684	**138,310**	137,734

26. Obligations under Finance Leases

At 31 December 2003, the Group and the Company had 18 aircraft (2002: 19 aircraft) under finance leases. Under the terms of the leases, the Group and the Company has the option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

The future minimum lease payments, interest and present value of minimum lease payments which are principally denominated in foreign currencies, under these finance leases as at 31 December 2003 were as follows:–

	Group and Company					
	2003			2002		
	Minimum lease payments	**Interest**	**Present value of minimum lease payments**	Minimum lease payments	Interest	Present value of minimum lease payments
	RMB'000	**RMB'000**	**RMB'000**	RMB'000	RMB'000	RMB'000
Within one year	**2,049,079**	**356,995**	**1,692,084**	2,733,720	486,661	2,247,059
In the second year	**1,242,950**	**256,355**	**986,595**	1,142,846	307,758	835,088
In the third to fifth year inclusive	**4,361,682**	**322,316**	**4,039,366**	4,524,438	519,489	4,004,949
After the fifth year	**408,853**	**26,012**	**382,841**	1,162,325	65,455	1,096,870
Total	**8,062,564**	**961,678**	**7,100,886**	9,563,329	1,379,363	8,183,966
Less: amount repayable within one year	**(2,049,079)**	**(356,995)**	**(1,692,084)**	(2,733,720)	(486,661)	(2,247,059)
Long-term portion	**6,013,485**	**604,683**	**5,408,802**	6,829,609	892,702	5,936,907

At 31 December 2003, the Group and the Company had long-term bank deposits and U.S. Treasury zero coupon bonds totalling RMB2,329,660,000 (2002: RMB2,005,168,000) pledged as securities under certain finance lease arrangements (see notes 19 and 21). All of these bank deposits and the U.S. Treasury zero coupon bonds will be used to meet future lease obligations as they fall due.

In addition, the Group's finance lease obligations are secured by the related aircraft, the relevant insurance policies and bank guarantees.

27. Long-term Bank Loans

	Group and Company 2003 RMB'000	2002 RMB'000
Bank loans		
- secured	**6,495,507**	2,589,504
- unsecured	**4,727,416**	3,905,127
Total	**11,222,923**	6,494,631
Less: amount repayable within one year	**(2,250,734)**	(1,261,902)
Long-term portion	**8,972,189**	5,232,729
The bank loans are repayable as follows:-		
Within one year	**2,250,734**	1,261,902
In the second year	**2,438,574**	1,709,114
In the third to fifth year inclusive	**4,163,578**	2,367,721
After the fifth year	**2,370,037**	1,155,894
Total	**11,222,923**	6,494,631

The terms of long-term bank loans can be summarised as follows:-

	Interest rate and final maturities	Group and Company 2003 RMB'000	2002 RMB'000
RMB denominated bank loans:-			
Loans for construction projects	Fixed interest rate of 6.21% per annum as at 31 December 2003; 7 to 10-year loans with final maturities through to 2007	**637,500**	800,000
Loans for the purchases of aircraft	Fixed interest rates ranging from 4.12% to 4.94% per annum as at 31 December 2003; 3-year loans with final maturity through to 2006	**1,306,700**	250,000
		1,944,200	1,050,000
U.S. dollar denominated bank loans:-			
Loans for the purchases of aircraft	Fixed interest rates ranging from 5.65% to 6.86% per annum and floating interest rates ranging from 3 months LIBOR +0.25% to 6 months LIBOR +0.3% as at 31 December 2003; 10 to 12-year loans with final maturities through to 2008	**9,278,723**	5,444,631
Total long-term bank loans		**11,222,923**	6,494,631

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

27. Long-term Bank Loans (Cont'd)

Bank loans totaling RMB6,495,508,000 at 31 December 2003 (2002: RMB2,589,504,000) of the Group and the Company for the purchases of aircraft were secured by the related aircraft (note 12(b)).

Bank loans were guaranteed by the following parties:–

	Group and Company	
	2003 RMB'000	2002 RMB'000
RMB denominated bank loans guaranteed by CEA Holding	**1,944,200**	1,050,000
U.S. dollar denominated bank loans guaranteed by third parties:–		
– Export-Import Bank of the United States	**1,276,352**	1,488,745
– China Industrial and Commercial Bank	**94,089**	144,645
– China Construction Bank	**85,879**	100,399
	3,400,520	2,783,789

28. Short-term Bank Loans

Short-term bank loans of the Group and the Company are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China. The interest rates related to such loans were between 2.06% and 5.04% per annum (2002: 2.06% and 5.31% per annum). During the year ended 31 December 2003, the weighted average interest rate on short-term bank loans was 3.34% per annum (2002: 4.39% per annum).

29. Share Capital

	2003 RMB'000	2002 RMB'000
Registered, issued and fully paid of RMB1.00 each A shares		
State-owned shares held by CEA Holding	**3,000,000**	3,000,000
Shares held by public	**300,000**	300,000
	3,300,000	3,300,000
Overseas listed foreign H shares	**1,566,950**	1,566,950
	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company's Articles of Association, the A shares held by CEA Holding, employees, the public and H shares are all registered ordinary shares, carrying equal rights.

97

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

30. Reserves

	Share premium RMB'000	Statutory common reserve fund (note (a)) RMB'000	Statutory common welfare fund (note (b)) RMB'000	Discretionary common reserve fund (note (c)) RMB'000	Revaluation reserve RMB'000	Capital reserve RMB'000	Hedging reserve (note 41) RMB'000	Retained profits RMB'000	Total RMB'000
Group									
At 1 January 2003	1,006,455	106,809	106,727	27,989	504,957	(720,057)	(28,225)	1,507,498	2,512,153
Unrealised losses on cashflow hedges (note 41)									
- gross	-	-	-	-	-	-	(58,417)	-	(58,417)
- tax	-	-	-	-	-	-	8,763	-	8,763
Release of reserves upon disposals of aircraft									
- gross	-	-	-	-	(16,787)	-	-	16,787	-
- tax	-	-	-	-	2,518	-	-	-	2,518
Loss attributable to shareholders	-	-	-	-	-	-	-	(949,816)	(949,816)
Transfer from retained profits to reserves (note (d))	-	36,689	35,821	-	-	-	-	(72,510)	-
At 31 December 2003	1,006,455	143,498	142,548	27,989	490,688	(720,057)	(77,879)	501,959	1,515,201
Company									
At 1 January 2003	1,006,455	77,214	77,214	27,908	517,549	(720,057)	(28,225)	1,297,904	2,255,962
Unrealised losses on cashflow hedges (note 41)									
- gross	-	-	-	-	-	-	(58,417)	-	(58,417)
- tax	-	-	-	-	-	-	8,763	-	8,763
Release of reserves upon disposals of aircraft									
- gross	-	-	-	-	(80,812)	-	-	80,812	-
- tax	-	-	-	-	12,122	-	-	-	12,122
Loss for the year	-	-	-	-	-	-	-	(1,247,467)	(1,247,467)
At 31 December 2003	1,006,455	77,214	77,214	27,908	448,859	(720,057)	(77,879)	131,249	970,963

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

30. Reserves (Cont'd)

	Share premium RMB'000	Statutory common reserve fund (note (a)) RMB'000	Statutory common welfare fund (note (b)) RMB'000	Discretionary common reserve fund (note (c)) RMB'000	Revaluation reserve RMB'000	Capital reserve RMB'000	Hedging reserve (note 41) RMB'000	Retained profits RMB'000	Total RMB'000
Group									
At 1 January 2002	1,006,455	96,113	96,113	27,908	–	(318,486)	5,396	1,539,859	2,453,358
Reclassification of revaluation reserve (note (e))	–	–	–	–	401,571	(401,571)	–	–	–
Revaluation surplus of fixed assets									
– gross	–	–	–	–	491,772	–	–	–	491,772
– tax	–	–	–	–	(73,766)	–	–	–	(73,766)
Revaluation surplus after tax shared by minority shareholders	–	–	–	–	(12,981)	–	–	–	(12,981)
Revaluation deficit offset against previous revaluation surplus of fixed assets									
– gross	–	–	–	–	(354,870)	–	–	–	(354,870)
– tax	–	–	–	–	53,231	–	–	–	53,231
Unrealised losses on cashflow hedges (note 41)									
– gross	–	–	–	–	–	–	(38,602)	–	(38,602)
– tax	–	–	–	–	–	–	4,981	–	4,981
Dividends relating to 2001	–	–	–	–	–	–	–	(97,339)	(97,339)
Profit attributable to shareholders	–	–	–	–	–	–	–	86,369	86,369
Transfer from retained profits to reserves (note (d))	–	10,696	10,614	81	–	–	–	(21,391)	–
At 31 December 2002	1,006,455	106,809	106,727	27,989	504,957	(720,057)	(28,225)	1,507,498	2,512,153

99

30. Reserves (Cont'd)

	Share premium RMB'000	Statutory common reserve fund (note (a)) RMB'000	Statutory common welfare fund (note (b)) RMB'000	Discretionary common reserve fund (note (c)) RMB'000	Revaluation reserve RMB'000	Capital reserve RMB'000	Hedging reserve (note 41) RMB'000	Retained profits RMB'000	Total RMB'000
Company									
At 1 January 2002	1,006,455	77,214	77,214	27,908	42,881	(318,486)	5,396	1,526,580	2,445,162
Reclassification of revaluation reserve (note (e))	-	-	-	-	401,571	(401,571)	-	-	-
Revaluation surplus of fixed assets									
- gross	-	-	-	-	440,866	-	-	-	440,866
- tax	-	-	-	-	(66,130)	-	-	-	(66,130)
Revaluation deficit offset against previous revaluation surplus of fixed assets									
- gross	-	-	-	-	(354,870)	-	-	-	(354,870)
- tax	-	-	-	-	53,231	-	-	-	53,231
Unrealised losses on cashflow hedges (note 41)									
- gross	-	-	-	-	-	-	(38,602)	-	(38,602)
- tax	-	-	-	-	-	-	4,981	-	4,981
Dividends relating to 2001	-	-	-	-	-	-	-	(97,339)	(97,339)
Loss for the year	-	-	-	-	-	-	-	(131,337)	(131,337)
At 31 December 2002	1,006,455	77,214	77,214	27,908	517,549	(720,057)	(28,225)	1,297,904	2,255,962

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

30. Reserves (Cont'd)

(a) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

Statutory common reserve fund can be used to make good previous years' losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 5% to 10% of its profit for the year, as determined under the PRC Accounting Regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company's employees. This fund is non-distributable other than in liquidation.

(c) The Company is allowed to transfer 5% of the profit for the year as determined under the PRC Accounting Regulations, to discretionary common reserve. The transfer to this reserve is subject to the approval by shareholder's meetings.

(d) For the year ended 31 December 2003, under the PRC Accounting Regulations, the Company recorded a loss for the year. Accordingly, no profit appropriation of the Company has been made for the year ended 31 December 2003 (2002: nil). Transfer from retained profits to reserves for the year represents the profit appropriation to reserves of certain subsidiaries of the Company.

(e) Fixed assets of the Group as at 30 June 1996 were revalued as part of the restructuring of the Group, which resulted in a revaluation surplus that formed part of the Company's share capital. The reclassification of the revaluation reserve out of capital reserve has been made in 2002 by reducing "capital reserve" and increasing "revaluation reserve". This change has been done to better present the total amount of revaluation reserve that the Company has since its formation. The revaluation surplus recognised during the restructuring was partially ultilised to offset against the revaluation deficit of the same assets arising in 2002 (note 12(a)). Additional valuation surplus arising in 2002 was credited to the revaluation reserve.

31. Deferred Taxation

As at 31 December 2003, the deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) were made up of taxation effects of the followings:–

	2003			2002		
	Current RMB'000	Non-current RMB'000	Total RMB'000	Current RMB'000	Non-current RMB'000	Total RMB'000
Group						
Deferred tax assets:–						
Tax losses carried forward	–	312,916	312,916	–	174,472	174,472
Provision for obsolete flight equipment and spare parts	–	41,960	41,960	–	32,608	32,608
Repair cost on flight equipment	–	160,541	160,541	–	203,265	203,265
Provision for post-retirement benefits	2,999	86,734	89,733	2,363	82,417	84,780
Other accrued expenses	108,518	13,744	122,262	69,891	4,981	74,872
	111,517	615,895	727,412	72,254	497,743	569,997
Less: unrecognised assets	–	(258,515)	(258,515)	–	–	–
	111,517	357,380	468,897	72,254	497,743	569,997
Deferred tax liabilities:–						
Provision for overhaul	–	(103,853)	(103,853)	–	(125,887)	(125,887)
Depreciation and amortisation	–	(705,385)	(705,385)	–	(665,083)	(665,083)
Others	–	–	–	–	(11,852)	(11,852)
	–	(809,238)	(809,238)	–	(802,822)	(802,822)
Deferred tax assets/(liabilities), net	111,517	(451,858)	(340,341)	72,254	(305,079)	(232,825)
Company						
Deferred tax assets:–						
Tax losses carried forward	–	312,916	312,916	–	174,472	174,472
Provision for obsolete flight equipment and spare parts	–	43,660	43,660	–	35,588	35,588
Repair cost on flight equipment	–	161,573	161,573	–	204,297	204,297
Provision for post-retirement benefits	2,795	77,900	80,695	2,294	74,952	77,246
Other accrued expenses	64,371	13,744	78,115	34,936	4,981	39,917
	67,166	609,793	676,959	37,230	494,290	531,520
Less: unrecognised assets	–	(258,515)	(258,515)	–	–	–
	67,166	351,278	418,444	37,230	494,290	531,520
Deferred tax liabilities:–						
Provision for overhaul	–	(60,441)	(60,441)	–	(90,735)	(90,735)
Depreciation and amortisation	–	(672,639)	(672,639)	–	(646,874)	(646,874)
Others	–	–	–	–	(11,852)	(11,852)
	–	(733,080)	(733,080)	–	(749,461)	(749,461)
Deferred tax assets/(liabilities), net	67,166	(381,802)	(314,636)	37,230	(255,171)	(217,941)

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

31. Deferred Taxation (Cont'd)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current liabilities and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Deferred tax assets	**399,771**	569,997	**349,318**	531,520
Deferred tax liabilities	**(740,112)**	(802,822)	**(663,954)**	(749,461)
	(340,341)	(232,825)	**(314,636)**	(217,941)

In accordance with PRC tax law, tax losses may be carried forward against future taxable income for a period of five years. As at 31 December 2003, the Company had tax losses carried forward approximately RMB2,086 million (2002: RMB1,163 million) which will expire between 2006 and 2008, available to set off against the Company's future taxable income. For the year ended 31 December 2003, the Company did not recognise RMB258,515,000 (2002: nil) of deferred tax asset arising from the tax losses available as management believe it was more likely than not that such tax losses would not be realised before they expire.

Movement in net deferred taxation liability is as follows:–

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**232,825**	234,841	**217,941**	238,663
Charged/(credited) to income statement	**118,797**	(17,570)	**117,580**	(28,640)
Charged/(credited) to equity				
– revaluation reserves	**(2,518)**	20,535	**(12,122)**	12,899
– unrecognised losses on cashflow hedges	**(8,763)**	(4,981)	**(8,763)**	(4,981)
At 31 December	**340,341**	232,825	**314,636**	217,941

32. Long-term Payable

	Group and Company	
	2003	2002
	RMB'000	RMB'000
At 1 January	**172,250**	191,448
Less: instalments paid during the year	**(30,000)**	(30,000)
	142,250	161,448
Interest accrued during the year (note 6)	**9,610**	10,802
At 31 December	**151,860**	172,250
Less: Current portion (note 24)	**(30,000)**	(30,000)
Long-term portion	**121,860**	142,250

33. Minority Interests

	Group	
	2003	2002
	RMB'000	RMB'000
At January	**404,517**	257,205
Contributions from minority shareholders	**5,765**	12,244
Share of profits of subsidiaries	**112,431**	122,087
Share of revaluation surplus	**–**	12,981
At 31 December	**522,713**	404,517

34. Retirement Benefit Plans and Post-Retirement Benefits

(a) Defined contribution retirement schemes

(i) Pension

Substantially all of the Group employees are eligible to participate in the Group's retirement schemes. The Group participates in defined contribution retirement schemes organised by the municipal governments of the various provinces in which the Group operates. The Group is required to make annual contributions to the schemes at rates ranging from 20% to 22.5% of salary costs including certain allowances calculated in the prior year. Employees contribute at rates ranging from 7% to 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended 31 December 2003, the Group's pension cost charged to the income statement amounted to RMB121,200,000 (2002: RMB82,876,000).

(ii) Medical insurance

In 1998, the State Council announced that each municipal government should introduce a medical insurance scheme for employees and retirees of all enterprises, of which the detailed policies and regulations were to be set out by individual municipal government.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

34. Retirement Benefit Plans and Post-Retirement Benefits (Cont'd)

(a) Defined contribution retirement schemes (Cont'd)

(ii) Medical insurance (Cont'd)

In the end of 2000, the Shanghai Municipal Government promulgated the detailed policies and regulations of its medical insurance scheme. In January 2001, the Group joined this scheme under which the Group and its employees contribute approximately 12% and 2% of the employee's basic salaries to the scheme respectively. The Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2003, the Group's medical insurance contribution charged to the income statement amounted to approximately RMB38,000,000 (2002: RMB16,000,000).

(b) Post retirement benefits

In addition to the above retirement schemes, the Group provides retirees with post-retirement benefits including transportation subsidies, social function activities subsidies as well as other welfare. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates including the rate of inflation, discount rate, employees' turnover ratio as well as mortality rate.

(i) As at 31 December 2003, the post-retirement benefit obligations recognised in the balance sheets of the Group and the Company were as follows:–

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Present value of unfunded post-retirement benefit obligations	**533,806**	538,794	**459,074**	462,272
Unrecognised actuarial gains	**51,170**	21,403	**48,702**	18,462
	584,976	560,197	**507,776**	480,734
Payments made in the year	**(19,455)**	(15,520)	**(18,712)**	(14,666)
Post-retirement benefit obligations	**565,521**	544,677	**489,064**	466,068
Less: current portion (note 24)	**(19,750)**	(15,753)	**(18,635)**	(15,290)
Post-retirement benefit obligations – long-term portion	**545,771**	528,924	**470,429**	450,778

34. Retirement Benefit Plans and Post-Retirement Benefits (Cont'd)

(b) Post retirement benefits (Cont'd)

(ii) Changes in post-retirement benefit obligations are as follows:–

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**544,677**	521,063	**466,068**	449,468
Current service cost	**13,064**	13,081	**11,262**	11,148
Interest on obligation	**27,235**	26,053	**23,474**	22,204
Payment made in the year	**(19,455)**	(15,520)	**(18,712)**	(14,666)
Transfer to subsidiaries	**–**	–	**6,972**	(2,086)
At 31 December	**565,521**	544,677	**489,064**	466,068

(iii) The costs of post-retirement benefits were recognised under wages, salaries and benefits in the consolidated income statement for the year as follows:–

	Group	
	2003	2002
	RMB'000	RMB'000
Current service cost	**13,064**	13,081
Interest on obligation	**27,235**	26,053
Total (note 5)	**40,299**	39,134

(iv) Principal actuarial assumptions at the balance sheet date are as follows:–

	2003	2002
Discount rate	**5.00%**	5.00%
Annual rate of increase of per capita benefit payment	**1.50%**	1.50%
Employees turnover rate	**3.00%**	3.00%

35. Staff Housing Benefits

(a) Staff housing fund

In accordance with the PRC housing reform regulations, the Group is required to make contribution to the State-sponsored housing fund at a range from 1% to 15% (2002: 1% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to make contribution equal to the Group's contribution out of their salaries. The employees are entitled to claim the entire sum of the fund contribution under certain specified withdrawal circumstances. For the year ended 31 December 2003, the Group's contributions to the housing funds amounted to RMB65,300,000 (2002: RMB61,179,000) which is charged to the income statement.

35. Staff Housing Benefits (Cont'd)

(b) Staff housing allowances

In 2000, the State Council of the PRC issued circulars stipulating that distribution of staff quarters to employees at discounted prices should be withdrawn and cash allowance should be made to employees thereafter. Eligible staff who joined in enterprises prior to 1998 have not been allocated with any quarters or who have not been allocated with a quarter up to the minimum area are entitled to an one-off cash allowance. However, the specific timetable and procedures of implementation of these policies are to be determined by individual provincial or municipal government based on the particular situation of the province or municipality. Certain provincial governments have already set out the implementation procedures while Shanghai Municipal Government is yet to announce such details. Upon the issuance of the government circulars in 2000, the Company's directors estimated a provision of approximately RMB 80,179,000 for staff housing allowance payable to eligible employees who joined in the Group prior to 1998 with reference to staff housing policies already set out by certain provincial governments then. Such provision for staff housing benefits is included in other payables in the Group's consolidated balance sheet as at 31 December 2002 (note 24).

In October 2003, the Board of directors approved a new staff housing policy (the "New Staff Housing Policy") which is extended to cover all existing staff who have not been allocated sufficient housing quarters. The benefit level given to the staff under the New Staff Housing Policy is generally higher as compared to the policies to which the Company's directors made reference in 2000.

Under the New Staff Housing Policy, staff who have not been allocated with any housing quarters or who have not been allocated with a quarter up to the minimum area as set out in the New Staff Housing Policy are entitled to a cash allowance. An eligible staff's entitlement is calculated based on area of quarter entitled and the unit price as set out in the New Staff Housing Policy. The total entitlement is principally vested over a period of 20 years. Upon an employee's resignation, his or her entitlement will cease and any unpaid entitlement related to past services will be paid. Upon the establishment of the New Staff Housing Policy, employees are entitled to a portion of the total entitlement already accrued based on his or her past service period. Such entitlement will be paid over a period of 4 to 5 years. The Group recognised a provision of RMB 340,642,000 as related to its present obligation for its employee's staff housing entitlements, RMB 85,973,000 of which is to be payable in 2004 and is classified as current portion in other payables in the Group's consolidated balance sheet as at 31 December 2003 (note 24). The incremental obligation of RMB 260,463,000 for staff housing benefits as a result of the New Staff Housing Policy was charged to the current year's income statement.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

36. Notes to the Consolidated Cashflow Statement

(a) Analysis of the balances of cash and cash equivalents

	2003 RMB'000	2002 RMB'000
Cash and bank balances	**1,477,409**	1,889,647
Short-term deposits with an associate	**214,241**	94,502
Less: short-term deposits with original maturities over three months	**(108,870)**	(39,624)
	1,582,780	1,944,525

(b) Supplementary information

	2003 RMB'000	2002 RMB'000
Interest received, net of amortisation of bond discount	**104,243**	75,466
Interest paid, net of amount capitalised	**860,304**	847,213
Income tax paid	**60,845**	33,683
Investing activities not affecting cash:–		
Discounts on aircraft acquisition used for purchases of flight equipment and spare parts	**50,220**	125,728

37. Commitments and Contingent Liabilities

(a) Capital commitments

As at 31 December 2003, the Group and the Company had the following capital commitments:–

	Group		Company	
	2003 RMB'000	2002 RMB'000	2003 RMB'000	2002 RMB'000
Authorised and contracted for:–				
– Aircraft and related equipment	**7,668,801**	14,543,622	**7,668,801**	14,543,622
– Additional investment in subsidiaries	**–**	–	**–**	517,183
– Other	**358,415**	176,810	**358,415**	57,380
	8,027,216	14,720,432	**8,027,216**	15,118,185
Authorised but not contracted for:–				
– Aircraft and related equipment	**723,000**	830,000	**–**	–
– Additional investment in subsidiaries	**–**	–	**992,183**	–
– Other	**1,122,526**	2,984,270	**1,054,650**	2,984,050
	1,845,526	3,814,270	**2,046,833**	2,984,050
	9,872,742	18,534,702	**10,074,049**	18,102,235

The above commitments mainly include amounts for acquisition of ten A-320, two A340, four A321 aircraft and two A340 engines (2002: twenty A-320 and five A-340 aircraft) for delivery between 2004 and 2005 (2002: between 2003 and 2005).

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

37. Commitments and Contingent Liabilities (Cont'd)

(a) Capital commitments (Cont'd)

Contracted expenditures for the above aircraft and related equipment, including deposits prior to delivery, subject to an inflation increase built in the contracts and any discounts available upon delivery of the aircraft, were expected to be paid as follows:–

	Group and Company 2003 RMB'000
2004	5,129,692
2005	2,539,109
	7,668,801

(b) Operating lease commitments

As at 31 December 2003, the Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:–

	2003		2002	
	Aircraft and flight equipment RMB'000	**Land and buildings RMB'000**	Aircraft and flight equipment RMB'000	Land and buildings RMB'000
Group				
Within one year	**1,063,619**	**49,532**	1,048,361	46,366
In the second year	**1,134,669**	**12,284**	837,456	15,272
In the third to fifth year inclusive	**2,735,477**	**24,413**	2,144,350	19,915
After the fifth year	**1,145,355**	**11,206**	1,938,362	10,436
	6,079,120	**97,435**	5,968,529	91,989
Company				
Within one year	**869,944**	**45,343**	854,673	42,742
In the second year	**940,995**	**12,175**	643,767	12,959
In the third to fifth year inclusive	**1,910,171**	**24,313**	1,563,284	19,735
After the fifth year	**1,080,134**	**11,206**	143,515	10,436
	4,801,244	**93,037**	3,205,239	85,872

37. Commitments and Contingent Liabilities (Cont'd)

(c) Investment in GE Engine Services (Xiamen) Co., Ltd.

In May 2001, the Group entered into an agreement with General Electric ("GE"), an unrelated third party, to obtain a 30% interests in GE Engine Services (Xiamen) Co., Ltd. ("GE Xiamen") at a consideration of US$3.6 million. The Group is not required to settle the consideration immediately and the ownership of the 30% interests in GE Xiamen is conditional upon the Group's fulfilment of a commitment to deliver to GE Xiamen annually a specified percentage of its CFM 56 engines for repair services for a period of 10 years. The Group will be entitled to dividends from GE Xiamen and the dividends received will be used to set off against the consideration payable to GE if this commitment is fulfilled. In 2003, the Group did not send any CFM56 engine to GE Xiamen for repair, nor GE Xiamen declared any dividend.

(d) Contingent liabilities

As at 31 December 2003, the Group had provided a guarantee to a bank in respect of bank facilities granted to Nanjing Lu Kou International Airport Company ("Lu Kou Airport"). The guarantee is set to expire in 20 October 2004 with the final maturity of the bank loan. The Group's maximum exposure to the guarantee is RMB150,000,000 (2002: RMB150,000,000) and is only payable if Lu Kou Airport defaults in the repayments of its bank loan when they fall due. However, default by Lu Kou Airport is considered remote and therefore no liability was recorded by the Group at the time of the guarantee.

38. Segmental Reporting

(a) Primary reporting format by business segment

The Group operates in one business segment which is the common carriage of passengers, cargo and mail over various routes authorised by CAAC.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

38. Segmental Reporting (Cont'd)

(b) Secondary reporting format by geographical segment

The Group's turnover and operating profit by geographical segments are analysed as follows:–

	Domestic RMB'000	Hong Kong RMB'000	Japan RMB'000	Other countries(*) RMB'000	Total RMB'000
2003					
Traffic revenues					
– Passenger	5,591,640	1,627,093	977,610	2,064,684	10,261,027
– Cargo and mail	279,003	390,088	588,361	1,929,532	3,186,984
	5,870,643	2,017,181	1,565,971	3,994,216	13,448,011
Other operating revenues	788,811	10,738	8,336	21,262	829,147
Turnover	6,659,454	2,027,919	1,574,307	4,015,478	14,277,158
Segment results	(518,390)	224,683	190,042	322,686	219,021
Unallocated income (note 4)					2,442
Operating profit					221,463
2002					
Traffic revenues					
– Passenger	4,669,731	1,911,016	1,279,083	2,178,000	10,037,830
– Cargo and mail	246,146	257,270	535,915	1,405,336	2,444,667
	4,915,877	2,168,286	1,814,998	3,583,336	12,482,497
Other operating revenues	563,904	–	10,957	21,631	596,492
Turnover	5,479,781	2,168,286	1,825,955	3,604,967	13,078,989
Segment results	(95,766)	448,359	503,628	152,626	1,008,847
Unallocated income (note 4)					226,373
Unallocated costs					(171,753)
Operating profit					1,063,467

(*) include U.S., Europe and other Asian countries

The major revenue-earning assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group's aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments.

39. Related Party Transactions

(a) *Balances with related companies*

(i) Amounts due from/to related companies

Amounts due from/to related companies arising from trading activities are unsecured, interest free and with no fixed terms of repayment. As at 31 December 2003, such balances mainly included the following:–

CAAC

Balances with CAAC comprised civil aviation infrastructure levies payable to CAAC.

China Eastern Airlines Northwest Co., Ltd. ("CEA Northwest Airlines")

Balances with CEA Northwest Airlines comprised amount of air tickets sold by CEA but uplift by CEA Northwest Airlines.

China Eastern Airlines Yunnan Co., Ltd. ("CEA Yunnan Airlines")

Balances with CEA Yunnan Airlines comprised amount of air tickets sold by CEA but uplift by CEA Yunnan Airlines.

Nanjing Airlines Co., Ltd. ("Nanjing Airlines")

Balances with Nanjing Airlines comprised amount of air tickets sold by CEA but uplift by Nanjing Airlines, and lease rental charges for operating lease of aircraft.

(ii) Amounts due from/to associates

China Eastern Airlines Wuhan Co., Ltd. ("CEA Wuhan Airlines")

Balances with CEA Wuhan Airlines comprised amount of air tickets sold by CEA but uplift by CEA Wuhan Airlines.

Eastern Aviation Import & Export Co., Ltd. ("EAIEC")

Balances with EAIEC comprised prepayments and purchases of flight equipment and flight equipment spare parts payable to EAIEC.

Shanghai Dongmei Aviation Travel Co., Ltd. ("SDATC")

Balances with SDATC comprised amount of travelling and accommodation agency services rendered by SDATC.

39. Related Party Transactions (Cont'd)

(a) ***Balances with related companies (Cont'd)***

(iii) Short-term deposits with an associate

The Group and the Company have short-term deposits of RMB214,241,000 and RMB88,124,000 (2002: RMB94,502,000 and RMB72,826,000) respectively placed with Eastern Air Group Finance Co., Ltd. ("EAGF"), an associate. The short-term deposits yield interest at an average rate of 0.72% per annum (2002: 0.72% per annum).

(b) ***Guarantee by the holding company***

As at 31 December 2003, certain long-term bank loans of the Group are guaranteed by CEA Holding (note 27).

(c) ***Related party transactions***

Except as disclosed in note 8, the Group had the following material transactions with its related parties in the normal course of business during the year ended 31 December 2003:–

Nature of transaction	Related party	Revenue/ (Expenses, payments or purchase consideration) 2003 RMB'000	2002 RMB'000
(i) With CAAC and its affiliates :–			
Commission income on carriage service provided by other airlines with air tickets sold by the Group at fixed rates ranging from 3% to 9% of value of tickets sold	PRC airlines	**4,117**	6,532
Take-off and landing fees charged at predetermined scale of rates published by CAAC	PRC airports	**(1,372,896)**	(981,860)
Purchase of aircraft fuel at State controlled prices	Civil Aviation Oil Supply Company	**(2,128,628)**	(1,616,324)

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

39. Related Party Transactions (Cont'd)

(c) Related party transactions (Cont'd)

Nature of transaction	Related party	Revenue/ (Expenses, payments or purchase consideration) 2003 RMB'000	2002 RMB'000
(i) With CAAC and its affiliates (Cont'd):–			
Commission expenses on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of value of tickets sold	– CAAC	**(40,204)**	(46,207)
	– PRC airlines	**(1,080)**	(1,885)
Civil aviation infrastructure levies collected on behalf of CAAC and calculated at the rates of 5% and 2% of the Group's annual gross domestic and international traffic revenues respectively	CAAC	**(129,646)**	(431,162)
Aircraft insurance premium paid through CAAC who entered into the insurance policy on behalf of the Group	CAAC	**(157,278)**	(178,625)

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

39. Related Party Transactions (Cont'd)

(c) Related party transactions (Cont'd)

Nature of transaction	Related party	Revenue/ (Expenses, payments or purchase consideration) 2003 RMB'000	2002 RMB'000
(ii) With CEA Holding or companies directly or indirectly held by CEA Holding:–			
Interest income on deposits at rates of 0.72% per annum (2002: 0.72% per annum)	EAGF	**4,096**	2,738
Interest expenses on loans at rates of 4.54% per annum (2002: 4.19% to 4.65% per annum)	EAGF	**(6,396)**	(1,373)
Commission income on carriage service provided by other airlines with air tickets sold by the Group at fixed rates ranging from 3% to 9% of value of tickets sold	– CEA Northwest Airlines	**47,457**	–
	– CEA Yunnan Airlines	**50,442**	–
	– CEA Wuhan Airlines	**28,964**	–
	– Nanjing Airlines	**4,210**	–
Commission expenses on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of value of tickets sold	– Shanghai Tourism Company (Hong Kong) Limited	**(6,046)**	(7,944)
	– CEA Northwest Airlines	**(17,776)**	–
	– CEA Yunnan Airlines	**(10,743)**	–
	– Certain other subsidiaries of CEA Holding	**(25,466)**	(39,016)
	– CEA Wuhan Airlines	**(8,547)**	–
	– SDATC	**(24,940)**	(11,302)
Purchase of aircraft, flight equipment, flight equipment spare parts and other fixed assets, and repair of aircraft inclusive of handling charges of 0.1% to 2%	EAIEC	**(3,100,664)**	(3,434,976)

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

39. Related Party Transactions (Cont'd)

(c) *Related party transactions (Cont'd)*

Nature of transaction	Related party	Revenue/ (Expenses, payments or purchase consideration) 2003 RMB'000	2002 RMB'000
(ii) With CEA Holding or companies directly or indirectly held by CEA Holding (Cont'd):–			
Ticket reservation service charges for utilisation of computer reservation system	TravelSky Technology Limited	**(71,884)**	(72,925)
Repairs and maintenance expenses payable for ground service facilities	Shanghai Eastern Air Industrial Corporation ("SEAIC")	**(20,112)**	(35,055)
Repairs and maintenance expenses payable for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	**(25,361)**	(24,146)
Lease rental income from operating lease of aircraft	CEA Wuhan Airlines	**31,209**	–
Lease rental charges for operating lease of aircraft	– CEA Northwest Airlines	**(69,118)**	–
	– CEA Yunnan Airlines	**(27,726)**	–
	– Nanjing Airlines	**(23,348)**	–
Source of food and beverages	– Eastern Air (Shantou) Economic Development Co., Ltd.	**(36,413)**	(46,666)
	– Shanghai Eastern Air Catering Co., Ltd.	**(96,984)**	(117,242)
	– SEAIC	**(4,941)**	(13,893)
	– Qilu Eastern Air Catering Co., Ltd.	**(5,285)**	(8,824)
	– Qingdao Air Service Co., Ltd.	**(2,518)**	(12,751)

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

39. Related Party Transactions (Cont'd)

(c) Related party transactions (Cont'd)

Nature of transaction	Related party	Revenue/ (Expenses, payments or purchase consideration) 2003 RMB'000	2002 RMB'000
(ii) With CEA Holding or companies directly or indirectly held by CEA Holding (Cont'd):–			
Advertising expenses	Eastern Aviation Advertising Service Co., Ltd. ("EAASC")	**(2,676)**	(4,857)
Purchase of aviation equipment	Shanghai Eastern Aviation Equipment Manufacturing Corporation	**(3,149)**	(8,394)
Inflight hygiene and cleaning service expenses	Shanghai Eastern General Service Co., Ltd.	**(20,561)**	(1,683)
Printing expenses	Shanghai Aviation Printing Co., Ltd.	**(10,447)**	(1,594)
Rental expenses	– Shanghai Eastern Aviation Equipment Manufacturing Corporation	**(5,945)**	(4,509)
	– Shanghai Eastern Real Estate Operation Co., Ltd.	**(6,048)**	(3,291)
Investment in an associate, EAIEC, a company 55% owned by CEA Holding (note 16)	CEA Holding	**(43,820)**	–

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

39. Related Party Transactions (Cont'd)

(c) *Related party transactions (Cont'd)*

Nature of transaction	Related party	Revenue/ (Expenses, payments or purchase consideration) 2003 RMB'000	2002 RMB'000
(ii) With CEA Holding or companies directly or indirectly held by CEA Holding (Cont'd):–			
Investment in an associate, China Eastern Air Catering Investment Co., Ltd., 55% interests of which is owned by CEA Holding (note 16)	CEA Holding	**(157,500)**	–
Investment in an associate, SDATC, 55% interests of which is owned by CEA Holding (note 16)	CEA Holding	**(6,828)**	–
Additional investment in an associate, EAASC, 55% interests of which is owned by CEA Holding (note 16)	CEA Holding	**–**	(15,762)

40. Financial Risk Management

Financial assets of the Group mainly include short-term deposits and bank balances, deposits with and amounts due from related companies, trade receivables, long-term receivables, bank deposits, zero coupon bonds, short-term investments and derivative assets. Financial liabilities of the Group include bank and other loans, obligations under finance leases, amounts due to related companies, trade payables, derivative liabilities and other payables.

(a) *Business risk*

The operations of the air transportation industry are substantially influenced by global political and economic development. Accidents, wars, natural disasters, etc. may have material impact on the Group's operations or the industry as a whole. In addition, the Group conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among others, the political, economic and legal environment, competition and influence of CAAC in the PRC civil aviation industry.

40. Financial Risk Management (Cont'd)

(b) *Price risk*

The Group's results of operations may be significantly affected by the fluctuation of the fuel prices which is a major expense category. While the international fuel prices are determined by worldwide market demand and supply, domestic fuel prices are regulated by CAAC. It is the Group's plan to strengthen the control over the fuel price risk through financial derivatives.

(c) *Interest rate risk*

The Group has significant bank borrowings and is exposed to risk arising from changes in market interest rates. To hedge against the change in market interest rates, the Group entered into certain interest rate swaps during the year (note 41(a)). The interest rates and terms of repayment of loans made to the Group are disclosed in notes 26, 27 and 28.

(d) *Credit risk*

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any one financial institution.

(i) Deposits with an associate and cash and bank balances

Substantially all the Group's cash and bank balances are placed with a number of international and PRC banks and an associate, EAGF. Details of deposits placed with EAGF have been disclosed in note 39(a)(iii).

(ii) Trade receivables

These are mainly tickets sales receivable from sales agents and receivables related to uplifts by the Company on behalf of other carriers which are spread among numerous third parties.

(iii) Other receivables

These are spread among numerous third parties.

(iv) Amounts due from or to the related companies

These balances are disclosed in note 39 (a).

40. Financial risk management (Cont'd)

(d) *Credit risk (Cont'd)*

(v) Short-term investments

Short-term investments as at 31 December 2002 were placed with a PRC financial institution which executes the buying or selling securities on behalf of the Group, the short-term investments have been fully settled during the year ended 31 December 2003.

(e) *Liquidity risk*

The Group's primary cash requirements have been for additions of and upgrades on aircraft and flight equipment and payments on related debts. The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group generally acquires aircraft through long-term finance leases. To take advantage of the low interest rate for long-term loans, recently the Group also purchased certain number of aircraft through long-term loans from banks in the PRC.

The Group generally operates with a working capital deficit. As at 31 December 2003, the Group's net current liabilities amounted to RMB 9,941million (2002: RMB7,437 million). For the year ended 31 December 2003, the Group recorded a net cash inflow from operating activities of RMB 3,267 million (2002: RMB2,160 million), a net cash outflow from investing activities and financing activities of RMB 3,645 million (2002: RMB1,587 million), and a decrease in cash and cash equivalents of RMB378 million (2002: increase of RMB574 million).

The directors of Company believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group's operating cashflow. Due to the dynamic nature of the underlying businesses, the Group treasury aims at maintaining flexibility in funding by keeping credit lines available. The directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

40. Financial risk management (Cont'd)

(f) Foreign currency risk

The Group's finance lease obligation as well as certain bank and other loans are denominated in US dollars, Japanese Yen and Euro, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. RMB against US dollars had been comparatively stable in the past. However, RMB against Japanese Yen and Euro had experienced a significant level of fluctuation over the past two years which is the major reason for the significant exchange differences recognised by the Group for the years ended 31 December 2002 and 2003.

The Group enters into certain foreign currency forward contracts with PRC banks to hedge against foreign currency risk (note 41(b)).

(g) Fair value

The carrying amounts and estimated fair value of the Group's significant financial assets and liabilities at 31 December 2003 are set out as follows:–

	Group and Company			
	2003		2002	
	Carrying amount RMB'000	**Fair value RMB'000**	Carrying amount RMB'000	Fair value RMB'000
Long-term bank loans	**11,222,923**	**10,131,805**	6,494,631	5,939,491
Obligations under finance leases	**7,100,886**	**7,069,346**	8,183,966	8,202,528
Long-term bank deposits	**1,743,924**	**1,840,139**	1,463,044	1,547,671

The fair values of the long-term bank loans, obligation under finance leases and long-term bank deposits are estimated by applying a discounted cashflow approach using current market interest rates for similar indebtedness/investment.

The fair value of cash and bank balances, trade receivables, other receivables, amounts due from and to related companies, trade payables, other payables and short-term bank loans are not materially different from their carrying amounts because of the short maturities of these instruments.

40. Financial risk management (Cont'd)

(g) *Fair value (Cont'd)*

Investments in subsidiaries and associates represent unquoted equity interests in companies established in the PRC. There is no quoted market price for such interests and accordingly a reasonable estimate of their fair value could not be made without incurring excessive costs.

Fair value estimates are made at specific point in time and are based on relevant market information. This estimate is subjective in nature and involves uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in valuation methods and assumptions could significantly affect the estimates.

41. Derivative Financial Instruments

	Group and Company	
	Assets RMB'000	Liabilities RMB'000
At 31 December 2003		
Interest rate swaps (note (a))	**2,814**	**40,390**
Forward foreign exchange contracts (note (b))	**–**	**54,047**
	2,814	**94,437**
At 31 December 2002		
Interest rate swaps (note (a))	–	37,261
Forward foreign exchange contracts (note (b))	9,891	5,836
	9,891	43,097

(a) *Interest rate swaps*

The Group uses interest rate swaps to reduce risk of changes in market interest rates (note 40(c)). The interest rate swaps entered into by the Group fulfill the criteria for hedge accounting and are accounted for as cashflow hedge. As at 31 December 2003, the notional amount of the outstanding interest rate swap agreements was approximately US$164 million (2002: US$96 million) which will expire between 2004 and 2010. For the year ended 31 December 2003, a net loss of RMB315,000 (2002: RMB 37,261,000) arising from changes in the fair value of the interest rate swaps subsequent to initial recognition is recognised directly in the hedging reserve (note 30).

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2003

41. Derivative Financial Instruments (Cont'd)

(b) Forward foreign exchange contract

The Group uses currency forward contracts to reduce risks of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (note 40(f)). The Group's currency forward contracts qualify for hedging accounting and are accounted for as cashflow hedges. These currency forward contracts will expire between 2004 and 2010. For the year ended 31 December 2003, a net loss of RMB58,102,000 (2002: RMB1,341,000) arising from changes in the fair value of these foreign currency forwards subsequent to initial recognition is recognised directly in the hedging reserve (note 30).

42. Ultimate Holding Company

The directors regard CEA Holding, a company established in the PRC, as being the ultimate holding company.

43. Post Balance Sheet Date Event

Subsequent to the balance sheet date, the Company entered into an agreement with Rockwell Collins International Inc ("RCI"), to establish Collins Aviation Maintenance Service Shanghai Limited ("CAMSSL"), a joint venture which will be principally engaged in the provision of repair and maintenance services for avionics and aircraft entertaining facilities in the PRC. The registered capital of CAMSSL is RMB 57,943,000, which is to be contributed by the Company and RCI at 35% and 65% respectively.

HZKZ(2004)1096

To the shareholders of
China Eastern Airlines Corporation Limited:

We have audited the attached balance sheet and consolidated balance sheet of China Eastern Airlines Corporation Limited ("the Company") as of December 31, 2003 and the related statement of income and income appropriation, and consolidated statement of income and income appropriation, and statement of cash flow and consolidated statement of cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the Independent Auditing Standards of the People's Republic of China to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above mentioned financial statements are in conformity with the Accounting Standards and the "Accounting Regulations for Enterprises". They present fairly, in all material respects, the financial position of the Company as of December 31, 2003, operating results and cash flow for the year then ended.

Dongmo Lin C.P.A.

Li Chen C.P.A.

Shanghai Zhonghua Certified Public Accountants Co., Ltd

Shanghai, China
April 5, 2004

(Prepared in accordance with PRC Accounting Regulations)
As at 31 December 2003

Prepared by :China Eastern Airlines Corporation Limited **Unit: RMB**

Assets	Note	Ending Balance (Consolidated)	Ending Balance (Parent Corp.)	Beginning Balance (Consolidated)	Beginning Balance (Parent Corp.)
Current Assets:					
Cash & bank	5.1	3,322,926,329.92	2,246,480,385.11	3,119,051,256.69	2,028,252,146.46
Short-term Investment	5.2	182,786,582.38	182,786,582.38	664,108,272.14	374,108,272.14
Dividends Receivable		3,300,000.00	3,300,000.00	1,572,272.86	-
Accounts Receivable	5.3	1,473,550,239.60	967,867,269.65	1,231,053,968.74	902,366,233.17
Other Receivables	5.4	424,503,864.46	2,381,112,226.91	368,736,056.28	1,008,422,907.20
Prepayments	5.5	16,502,998.23	8,719,784.69	95,095,779.46	73,290,000.51
Inventory	5.6	1,348,137,867.35	1,275,070,338.58	1,959,345,184.66	1,878,468,586.08
Amounts to be Amortized	5.7	107,328,906.46	86,742,026.77	100,504,766.91	79,389,571.82
Total Current Assets		6,879,036,788.40	7,152,078,614.09	7,539,467,557.74	6,344,297,717.38
Long-term Investments:					
Long-term Equity Investments	5.8	694,568,890.86	2,578,539,797.83	461,587,911.68	1,871,383,013.69
Long-term Debt Investments	5.9	585,736,277.08	585,736,277.08	542,124,759.14	542,124,759.14
Total Long-term Investments		1,280,305,167.94	3,164,276,074.91	1,003,712,670.82	2,413,507,772.83
Less: Provision for Impairment of Long-term Investment	5.8	1,758,050.62	-	1,758,050.62	-
Long-term Investments, net		1,278,547,117.32	3,164,276,074.91	1,001,954,620.20	2,413,507,772.83
Including: Consolidation Difference (in Consolidated Statements)	5.8	(1,879,467.30)	-	(1,691,077.81)	-
Including: Equity Investment Difference	5.8	58,747,236.09	58,367,059.93	63,709,970.49	63,709,970.49
Fixed Assets:					
Fixed Assets, at Cost	5.10	35,907,184,718.07	29,633,482,904.84	30,383,736,242.33	27,093,885,520.52
Less: Accumulated Depreciation	5.10	11,716,702,028.87	9,596,957,491.83	12,495,867,572.21	11,088,174,076.11
Net Fixed Assets		24,190,482,689.20	20,036,525,413.01	17,887,868,670.12	16,005,711,444.41
Less: Provision for Impairment of Fixed Assets	5.10	3,570,000.00	3,570,000.00	3,570,000.00	3,570,000.00
Fixed Assets, net		24,186,912,689.20	20,032,955,413.01	17,884,298,670.12	16,002,141,444.41
Engineering Supplies		329,000.00	329,000.00	329,000.00	329,000.00
Construction in Progress	5.11	2,749,083,854.48	2,622,103,383.42	3,433,744,466.12	3,337,108,285.79
Disposal of Fixed Assets		162,661.03	-	184,312.63	-
Total Fixed Assets		26,936,488,204.71	22,655,387,796.43	21,318,556,448.87	19,339,578,730.20
Intangible Assets & Other Assets					
Intangible Assets	5.12	1,258,390,496.48	784,717,430.34	1,273,502,961.05	789,257,557.73
Long-term Amounts to be Amortized	5.13	201,893,846.42	181,828,544.73	248,102,246.98	226,968,206.83
Total Intangible Assets & Other Assets		1,460,284,342.90	966,545,975.07	1,521,605,208.03	1,016,225,764.56
Deferred Taxes:					
Deferred Tax Debits	5.14	133,122,893.75	111,469,166.97	228,546,068.38	208,863,846.74
Total Assets		36,687,479,347.08	34,049,757,627.47	31,610,129,903.22	29,322,473,831.71

(Prepared in accordance with PRC Accounting Regulations)
As at 31 December 2003

Prepared by :China Eastern Airlines Corporation Limited **Unit: RMB**

Liabilities & Shareholders' Equity	Note	Ending Balance (Consolidated)	Ending Balance (Parent Corp.)	Beginning Balance (Consolidated)	Beginning Balance (Parent Corp.)
Current Liabilities:					
Short-term Loans	5.15	4,631,917,352.58	3,971,917,352.58	4,501,508,747.03	3,501,508,747.03
Notes Payable	5.16	756,486,871.84	658,901,972.62	411,246,877.94	319,740,317.63
Accounts Payable	5.17	370,753,762.69	130,642,579.69	371,620,243.08	420,027,909.03
Advances from Customers	5.18	95,527,168.39	209,428,250.17	61,085,495.49	98,372,663.93
International Sales in Advance of Carriage	5.19	808,998,400.37	656,057,929.59	733,115,841.87	600,211,133.31
Domestic Sales in Advance of Carriage	5.20	253,000,258.93	252,792,500.99	141,852,544.34	132,642,833.19
Payroll Payable		22,238,920.54	19,355,085.40	49,562,684.48	49,562,684.48
Welfare Payable		75,856,022.29	64,675,336.90	46,852,557.69	37,434,420.98
Dividends Payable	5.21	735,594.70	-	2,948,841.00	-
Taxes Payable	5.22	186,940,960.39	71,051,418.47	187,529,539.86	137,248,310.58
Civil Air Infrastructure Construction Fund Unpaid	5.23	29,014,186.52	20,012,898.99	151,492,858.97	129,677,796.03
Other outstanding payment (Statutory)	5.24	336,823,440.10	311,925,711.27	3,575,795.45	3,362,140.62
Other Payables	5.25	1,330,458,305.06	1,079,119,669.42	770,363,539.11	599,303,615.45
Accrued Expenses	5.26	3,235,980,189.05	2,606,469,634.59	2,297,434,693.60	1,817,050,063.80
Accrued Liabilities		365,973.00	365,973.00	365,973.00	365,973.00
Portion of Long-term Liabilities due within One Year	5.27	3,972,841,034.43	3,972,841,034.43	3,539,368,044.78	3,539,368,044.78
Total Current Liabilities		16,107,938,440.88	14,025,557,348.11	13,269,924,277.69	11,385,876,653.84
Long-term Liabilities:					
Long-term Loans	5.28	7,809,983,684.45	7,809,983,684.45	3,775,888,712.75	3,775,888,712.75
Long-term Accounts Payable	5.29	6,720,984,780.75	6,720,984,780.75	7,573,355,532.98	7,573,355,532.98
Payments for Special Purpose		180,112.00	180,112.00	-	-
Total Long-term Liabilities		14,531,148,577.20	14,531,148,577.20	11,349,244,245.73	11,349,244,245.73
Deferred Taxes:					
Deferred Tax Credits	5.30	258,798,660.84	258,616,946.31	184,586,482.44	184,404,767.91
Total Liabilities		30,897,885,678.92	28,815,322,871.62	24,803,755,005.86	22,919,525,667.48
Minority Interests		562,680,156.52	-	424,970,021.14	-
Shareholders' Equity:					
Capital Stock	5.31	4,866,950,000.00	4,866,950,000.00	4,866,950,000.00	4,866,950,000.00
Capital Reserve	5.32	1,147,086,556.87	1,147,086,556.87	1,257,109,784.42	1,257,109,784.42
Surplus Reserve	5.33	118,805,091.66	-	59,187,068.48	-
Including: Public Welfare Fund	5.33	58,902,989.16	-	29,512,368.58	-
Undistributed Profit	5.34	(905,928,136.89)	(779,601,801.02)	198,158,023.32	278,888,379.81
Cash Dividends		-	-	-	-
Total Shareholders' Equity		5,226,913,511.64	5,234,434,755.85	6,381,404,876.22	6,402,948,164.23
Total Liabilities & Shareholders' Equity		36,687,479,347.08	34,049,757,627.47	31,610,129,903.22	29,322,473,831.71

(Prepared in accordance with PRC Accounting Regulations)
For the period of January – December 2003

Prepared by :China Eastern Airlines Corporation Limited **Unit: RMB**

Item		Note	Current Year (Consolidated)	Current Year (Parent Corp.)	Previous Year (Consolidated)	Previous Year (Parent Corp.)
I.	**Revenue from Main Operations:**	5.35	**13,999,058,353.15**	**11,061,812,480.67**	13,390,645,825.33	11,128,759,660.56
	Less: Revenue for Civil Air Infrastructure Construction Fund	5.36	**129,645,221.00**	**106,247,709.60**	430,869,428.70	363,299,781.44
	Revenue from Main Operations, net		**13,869,413,132.15**	**10,955,564,771.07**	12,959,776,396.63	10,765,459,879.12
	Less: Main Operating Cost	5.35	**11,774,988,134.78**	**9,655,745,315.47**	10,221,015,691.27	8,510,522,752.59
	Business Taxes and additional	5.37	**167,358,463.22**	**128,040,138.69**	304,438,089.97	256,258,328.23
II.	**Profit from Main Operations**		**1,927,066,534.15**	**1,171,779,316.91**	2,434,322,615.39	1,998,678,798.30
	Add: Other Operating Revenue	5.38	**409,834,769.12**	**312,550,329.19**	544,307,535.82	375,465,509.14
	Less: Operating Expenses		**1,104,325,666.15**	**977,431,933.36**	1,120,541,201.97	1,018,818,184.38
	General & Administrative Expenses	5.39	**1,083,814,024.61**	**918,235,775.83**	829,930,976.83	693,293,529.12
	Financial Expenses	5.40	**785,040,705.64**	**734,615,839.26**	844,521,595.97	766,787,452.58
III.	**Profit from Operations**		**(636,279,093.13)**	**(1,145,953,902.35)**	183,636,376.44	(104,754,858.64)
	Add: Investment Income	5.41	**43,804,293.09**	**328,159,937.91**	21,258,570.74	186,478,246.27
	Subsidy Income	5.42	**87,894,528.18**	**87,894,528.18**	54,810,000.00	54,810,000.00
	Non-operating Income	5.43	**122,982,722.18**	**119,004,173.37**	30,926,872.20	28,956,000.10
	Less: Non-operating Expenses	5.44	**28,525,186.13**	**57,413,133.54**	28,325,854.11	23,452,675.68
IV.	**Total Profit**		**(410,122,735.81)**	**(668,308,396.43)**	262,305,965.27	142,036,712.05
	Less: Income Tax	5.45	**296,270,791.76**	**171,685,450.67**	69,812,153.90	832,307.06
	Gains or losses of Minority Shareholders		**119,578,275.73**	–	68,234,321.25	–
V.	**Net Profit**		**(825,971,803.30)**	**(839,993,847.10)**	124,259,490.12	141,204,404.99
Supplementary Data						
1.	Proceeds from Sale or Disposal of Departments or Invested Companies		–	–	–	–
2.	Loss from Natural Disasters		–	–	–	–
3.	Increase (or Decrease) of Total Profit Arising From Change in Accounting Policies		**59,250,000.00**	**(6,000,000.00)**	(147,439.22)	(761,794.31)
4.	Increase (or Decrease) of Total Profit Arising from Change in Accounting Estimations		–	–	–	–
5.	Loss from Debt Reorganization		–	–	–	–
6.	Other Items		–	–	–	–

127



Cash Flow Statement

China Eastern Airlines Corporation Limited

(Prepared in accordance with PRC Accounting Regulations)
For the period of January – December 2003

Prepared by :China Eastern Airlines Corporation Limited **Unit: RMB**

Item	Note	Consolidated	Parent Company
I. Cash Flows from Operating Activities:			
Cash received from sales of goods or rendering of services		14,920,634,365.23	11,794,263,801.6
Refunds of taxes		44,040,355.74	43,978,528.18
Other cash received relating to operating activities		425,277,360.39	431,249,137.47
Sub-total of cash inflows		**15,389,952,081.36**	**12,269,491,467.32**
Cash paid for goods and services		9,038,234,415.38	7,403,725,149.62
Cash paid to and on behalf of employees		1,235,179,514.17	1,028,025,199.19
Payments of all types of taxes		601,783,022.67	450,004,609.78
Cash paid relating to other operating activities		467,882,805.54	304,015,811.58
Sub-total of cash outflows		**11,343,079,757.76**	**9,185,770,770.17**
Net cash flows from operating activities		**4,046,872,323.60**	**3,083,720,697.15**
II. Cash Flows from Investing Activities:			
Cash received from return of investments		2,005,903,019.77	1,631,303,019.77
Cash received from distribution of dividends or profits		35,116,409.53	12,476,190.04
Net cash receipts from the sale of fixed assets, intangible assets and other long-term assets		698,471,399.38	1,559,508,240.16
Cash received relating to other investing activities	5.46.1	13,454,791.82	-
Sub-total of cash inflows		**2,752,945,620.50**	**3,203,287,449.97**
Cash paid to acquire fixed assets, intangible assets, and other long-term assets		7,768,560,126.48	7,590,541,284.45
Cash paid to acquire investments		1,959,490,601.65	1,994,241,279.21
Cash paid relating to other investing activities	5.46.2	30,000,000.00	30,000,000.00
Sub-total of cash outflows		**9,758,050,728.13**	**9,614,782,563.66**
Net cash flows from investing activities		**(7,005,105,107.63)**	**(6,411,495,113.69)**
III. Cash Flows from Financing Activities:			
Cash received from investments by others		16,001,858.00	-
including: Cash received by subsidiaries from investments by minority shareholders		16,001,858.00	-
Cash received from borrowings		13,029,278,893.88	11,874,278,893.88
Cash received relating to other financing activities	5.46.3	73,774,497.56	73,774,497.56
Sub-total of cash inflows		**13,119,055,249.44**	**11,948,053,391.44**
Cash repayments of amounts borrowed		7,938,187,440.06	6,418,187,440.06
Cash paid for distribution of dividends or profits and for interest expenses		787,696,852.94	745,595,149.77
including: Cash paid for distribution of dividends or profits to minority shareholders by subsidiaries		1,384,768.14	-
Cash paid relating to other financing activities	5.46.4	1,720,800,203.97	1,720,800,203.97
Sub-total of cash outflows		**10,446,684,496.97**	**8,884,582,793.80**
Net cash flows from financing activities		**2,672,370,752.47**	**3,063,470,597.64**
IV. Effect of Foreign Exchange Rate Changes on Cash		**(2,694,095.02)**	**(9,529,349.16)**
V. Net Increase in Cash and Cash Equivalents		**(288,556,126.58)**	**(273,833,168.06)**

(Prepared in accordance with PRC Accounting Regulations)
For the period of January – December 2003

Prepared by :China Eastern Airlines Corporation Limited **Unit: RMB**

Supplementary Information	Note	Consolidated	Parent Company
1. Reconciliation of Net Profit to Cash Flows from Operating Activities			
Net Profit		(825,971,803.30)	(839,993,847.10)
Add: Gains or losses of minority shareholders		119,578,275.73	–
Provision for impairment losses of assets		271,116,884.42	296,382,820.43
Depreciation of fixed assets		1,472,351,887.36	1,270,652,909.34
Amortization of intangible assets		31,576,914.57	20,978,327.39
Amortization of long-term prepaid expenses		73,198,716.58	68,321,418.34
Decrease in prepaid expenses (or deduct: increase)		(6,824,139.55)	(7,352,454.95)
Increase in accrued expenses (or deduct: decrease)		887,777,119.09	738,691,738.02
Losses on disposal of fixed assets, intangible assets and other long-term assets (or deduct: gains)		8,343,757.24	38,583,166.82
Losses on scrapping of fixed assets		–	–
Financial expenses		823,383,884.04	789,461,659.56
Losses arising from investments (or deduct: gains)		(43,804,293.09)	(328,159,937.91)
Deferred tax credit (or deduct: debit)		169,635,353.03	171,606,858.17
Decrease in inventories (or deduct: increase)		345,891,168.98	343,164,328.36
Decrease in operating receivables (or deduct: increase)		2,187,809,077.54	628,418,652.19
Increase in operating payables (or deduct: decrease)		(1,467,190,479.04)	(107,034,941.51)
Others		–	–
Net cash flows from operating activities		**4,046,872,323.60**	**3,083,720,697.15**
2. Investing and Financing Activities that do not Involve Cash Receipts and Payments			
Conversion of debt into capital		–	–
Reclassify convertible bonds to be expired within one year as current liability		–	–
Fixed assets financed by finance leases		–	–
3. Net Increase in Cash and Cash Equivalents			
Cash at the end of the period		1,468,183,639.12	412,210,540.89
Less: cash at the beginning of the period		1,565,418,075.94	494,722,019.19
Plus: Cash equivalents at the end of the period		182,786,582.38	182,786,582.38
Less: Cash equivalents at the beginning of the period		374,108,272.14	374,108,272.14
Net increase in cash and cash equivalents		**(288,556,126.58)**	**(273,833,168.06)**

Statement of Profit Appropriation

(Prepared in accordance with PRC Accounting Regulations)
For the period of January – December 2003

Prepared by :China Eastern Airlines Corporation Limited **Unit: RMB**

Item	Note	Current Year (Consolidated)	Current Year (Parent Corp.)	Previous Year (Consolidated)	Previous Year (Parent Corp.)
I. Net Profit (Deficit Shown in Negative)		**(825,971,803.30)**	**(839,993,847.10)**	124,259,490.12	141,204,404.99
Add: Undistributed Profit at the Beginning of the Year		**198,158,023.32**	**278,888,379.81**	95,630,191.79	137,683,974.82
Less: Provision for staff housing benefits		**218,496,333.73**	**218,496,333.73**	–	–
Add: Transfer from Surplus Reserve		–	–	–	–
II. Distributable Profit		**(846,310,113.71)**	**(779,601,801.02)**	219,889,681.91	278,888,379.81
Less: Provision for Statutory Surplus Reserve		**30,227,402.60**	–	10,695,313.20	–
Provision for Statutory Public Welfare Fund		**29,390,620.58**	–	10,614,147.54	–
Provision for Staff & Workers' Welfare Fund		–	–	341,032.19	–
III. Profit Attributable to Shareholders		**(905,928,136.89)**	**(779,601,801.02)**	198,239,188.98	278,888,379.81
Less: Dividends for Preferred Shares		–	–		–
Provision for Discretionary Surplus Reserve		–	–	81,165.66	–
Dividends for Common Shares		–	–	–	–
Transfer of Common Dividends into Share Capital		–	–	–	–
IV. Undistributed Profit (Deficit Shown in Negative)		**(905,928,136.89)**	**(779,601,801.02)**	198,158,023.32	278,888,379.81

130

HZKZ(2004)No.1290

The Board of Directors of China Eastern Airlines Corporation Limited:

Being entrusted, we have audited the balance sheet and consolidated balance sheet of China Eastern Airlines Corporation Limited as of December 31, 2003 and the related statement of income and income appropriation, and consolidated statement of income and income appropriation, and statement of cash flow and consolidated statement of cash flow for the year then ended. The audit is conducted in accordance with Independent Auditing Standards of the People's Republic of China with the issuance of the audit report No. 1096 on the date of April 5, 2004.

According to the Circular Regarding Regulation of Fund Transfer Between Listed Companies and Related Parties and Certain Issues Relating To Guarantees Provided By Listed Companies jointly issued by China Securities Regulatory Commission and the State-owned Assets Supervision and Administration of the State Council (CSRC Document No. [2003] 56), and the requirements of Circular Regarding Auditors' Opinion In Respect of Fund Transfer Between Listed Companies and Related Parties and Guarantees Provided By Listed Companies issued by China Securities Regulatory Commission, Shanghai Office (CSRC Shanghai Office Document No. [2004] 11), China Eastern Airlines Corporation Limited prepared the attached Fund Occupation Status Table, and Special Guarantee Status Table specifically referring to the related parties of China Eastern Airlines Corporation Limited (Hereinafter referred to as 'Status Tables)'.

It is the responsibility of your management to truthfully prepare and disclose the Status Tables to the external users. We have reviewed the information recorded by the Status Tables based on the audited financial statements of year 2003, and other relevant materials provided by your Company. No significant difference came to our attention in all material aspects during our checking process.

The Review report is only for the disclosure of the situation of fund occupation by the related parties to China Eastern Airlines Corporation Limited, the usage for any other purpose will not be deemed as the responsibilities or obligations of our auditors.

Shanghai Zhonghua CPAs

April 5, 2004

Fund Occupation Status Table

Year 2003

China Eastern Airlines Corporation Limited

Unit: RMB in 0000'

Company Code	Brief Name	Fund occupier	The relation between fund occupier and the listed Company	Ending date	Beginning date	Relevant accounts	Balance at the end of financial period (in 0000')	Balance at the beginning of financial period (in 0000')	Accumulated fund occupation within the financial period (debit)	Accumulated fund occupation within the financial period (Credit)	Way of Occupation	Occupation Purpose	Notes
600115	Eastern Airline	China Eastern Airlines Wuhan Co.,Ltd	Subsidiary	31-Dec-03	31-Dec-02	Others receivable	1,213	219	3,351	2,357	Advancement	Operating activities	36,100,000 accounts payable
			Subsidiary	31-Dec-03	31-Dec-02	Account receivable	42	26	35	18	Proceeds from sales of tickets	Operating activities	-
600115	Eastern Airline	Shanghai Eastern Air Catering Co.,Ltd	same parent company	31-Dec-03	31-Dec-02	Others receivables	-	1,559	-	1,559	Advancement	Operating activities	800,000 accounts payable
600115	Eastern Airline	China Eastern Airlines Import and Exports Co.,Ltd	Subsidiary	31-Dec-03	31-Dec-02	Others receivables	1,197	852	13,278	12,933	Purchase	Operating activities	156,830,000 account payable
		China Eastern Airlines Import and Exports Co.,Ltd	Subsidiary	31-Dec-03	31-Dec-02	Advanced payment	1,721	2,970	326	1,575	Purchase	Operating activities	329,640,000 other payables
600115	Eastern Airline	Eastern Air Group Company	Parent company	31-Dec-03	31-Dec-02	Others receivables	96	176	119	199	Advancement	Operating activities	13,800,000 other payables
600115	Eastern Airline	China Eastern Airlines North West Co.,Ltd	same parent company	31-Dec-03	31-Dec-02	Others receivables	1,455	-	1,576	121	Advancement	Operating activities	57,500,000 account payable
			same parent company	31-Dec-03	31-Dec-02	Account receivable	599	-	899	300	Proceeds from sales of tickets	Operating activities	49210000 other payables
600115	Eastern Airline	China Eastern Airlines Yunnan Co.,Ltd	same parent company	31-Dec-03	31-Dec-02	Others receivables	138	-	599	461	Advancement	Operating activities	30,870,000 account payable
600115	Eastern Airline	Eastern Aviation Advertising Service Co.,Ltd	Subsidiary	31-Dec-03	31-Dec-02	Others receivables	139	139	-	-	Advancement	Operating activities	1,600,000 other payables
600115	Eastern Airline	Shanghai Eastern Aviation Equipment Manufacturing Corporation	same parent company	31-Dec-03	31-Dec-02	Advanced payment	45	45	-	-	Purchase	Operating activities	-
600115	Eastern Airline	Shanghai Dongmei Aviation Travel Co.,Ltd	Subsidiary	31-Dec-03	31-Dec-02	Account receivable	2,494	2,459	25,676	25,641	Proceeds from sales of tickets	Operating activities	-

Company Code	Brief Name	Fund occupier	The relation between fund occupier and the listed Company	Ending date	Beginning date	Relevant accounts	Balance at the end of financial period (in 0000')	Balance at the beginning of financial period (in 0000')	Accumulated fund occupation within the financial period (debit)	Accumulated fund occupation within the financial period (Credit)	Way of Occupation	Occupation Purpose	Notes
600115	Eastern Airline	Shanghai Eastern Development Co.	same parent company	31-Dec-03	31-Dec-02	Account receivable	1,044	2,046	13,249	14,251	Proceeds from sales of tickets	Operating activities	-
600115	Eastern Airline	Eastern (Zhoushan) Tourism Industrial Development Company	same parent company	31-Dec-03	31-Dec-02	Account receivable	576	576	-	-	Proceeds from sales of tickets	Operating activities	-
600115	Eastern Airline	Eastern Airlines Int'l Tourism Transportation Co.,Ltd	same parent company	31-Dec-03	31-Dec-02	Account receivable	1,101	1,101	-	-	Proceeds from sales of tickets	Operating activities	-
600115	Eastern Airline	Shanghai Tourism (Hong Kong) Co.,Ltd	same parent company	31-Dec-03	31-Dec-02	Account receivable	5,819	5,819	-	-	Proceeds from sales of tickets	Operating activities	-
600115	Eastern Airline	Eastern Airlines Travel Service (Hong Kong) Co.,Ltd	same parent company	31-Dec-03	31-Dec-02	Account receivable	6,964	10,255	32,588	35,879	Proceeds from sales of tickets	Operating activities	-
600115	Eastern Airline	Jiangsu Eastern Airlines International Travel Agency Co.,Ltd	Subsidiary	31-Dec-03	31-Dec-02	Account receivable	711	1,195	6,137	6,621	Proceeds from sales of tickets	Operating activities	-
600115	Eastern Airline	Shanghai Civil Aviation Dongda Industrial Co.	same parent company	31-Dec-03	31-Dec-02	Account receivable	-	127		127	Proceeds from sales of tickets	Operating activities	-
		Total					4,239 21,117	2,945 26,619	18,923 78,910	17,630 84,412			

Special Guarantee Status Table

Year 2003

China Eastern Airlines Corporation Limited

Unit RMB in 0000'

Company Code	Brief Name	Guarantor (listed company/ subsidiary of the listed company)	Guarantee	The relation between guarantee and the listed company	Guarantee amount RMB in 0000'	Beginning date of guarantee	The ending date of guarantee	Current liability under guarantee agrement	Guarantee method	Note
600115	Eastern Airlines	China Eastern Airlines Jiangsu Co.,Ltd	Nanjing Lukou International Airport Co.,Ltd	No counter-guarantee	15,000	24-Dec-98	20-Oct-04	contract in continuance	jointly and severally bound guarantee	3

134

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

1. Brief Profile of the Company

China Eastern Airlines Corporation Limited ("the Company") was established in April 1995 under the sole sponsorship of Eastern Air Group Company. In Feb. 1997, with the approval of State Reformation Commission by its Circular No. (1996) 180 and State Council Securities Commission by its Circular No. (1997) 4, the Company issued 1,566,950,000 H shares, which are listed on the Stock Exchange of Hong Kong and New York Stock Exchange. In May 1997, with the approval of Civil Aviation Administration of China and China Securities Supervisory Commission, the Company issued 300,000,000 A shares to the public. The registered capital of the Company is RMB4,866,950 thousand. The registered address is No. 66 Jichang Avenue, Pudong International Airport, Shanghai.

The Company is primarily engaged in the air transportation of passengers, cargo, mails and luggage over domestic and approved overseas air routes, extended services, general aviation business, aircraft maintenance, manufacturing and maintenance of aviation equipment, agent services for airlines both at home and abroad and other business related to aviation transportation.

2. Principal Accounting Policies and Accounting Estimations

2.1 Accounting Policies Applied

The company and its subsidiaries follow the Accounting Standards and *Accounting Regulations for Business Enterprises* and its supplementary regulations. Since Jan. 1, 2003, the company and its subsidiaries also follow the *Accounting Treatment for Civil Aviation Industry*.

2.2 Accounting Period

The Company adopts the Gregorian calendar year as its accounting period, i.e., from January 1 to December 31 each year.

2.3 Base Currency

The Company adopts Renminbi ("RMB") as its base currency.

2.4 Principle and Basis of Accounting

The Company adopts accrual basis. All items are recorded at actual cost upon acquisition. If impairment occurs, the provision for impairment will be made according to "Accounting Regulations for Business Enterprises".

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.5 Translation of Foreign Currencies

Foreign currency transactions are translated into RMB at the middle exchange rate issued by PBOC at the beginning of the month. Monetary assets and liabilities in foreign currencies are translated into RMB at the middle exchange rate prevailing at the end of each period. The differences between RMB equivalents and carrying amounts are treated as exchange differences. Exchange differences of specific borrowings related to the acquisition or construction of a fixed asset should be capitalized in the period in which they are incurred when the relevant fixed asset being acquired or constructed is not ready for its intended use. Exchange differences during preparation period are included in long-term amortization charges, which will be accounted as current profit and loss of the month during which formal operation starts. Exchange differences in normal operations are included in the exchange gains and losses of the current period.

2.6 Definition of Cash Equivalents

Cash equivalents are short term (with a holding period of less than three months), highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.7 Current Investment

2.7.1 The initial cost of a current investment is the total price paid on acquisition, deducting cash dividends which have been declared but unpaid at the time of acquisition or unpaid interest on bonds that have been accrued. Cash dividends or interests during holding period are offset against the carrying amount of investments upon receipt. On disposal of a current investment, the difference between the carrying amount and the sale proceeds is recognized as an investment gain or loss of the current period.

2.7.2 The current investment is recorded at the lower of cost and market value. The provision for impairment of current investment is made at the excess of carrying amount over the market value on an individual item basis and will be accounted as current profit and loss.

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.8 Accounting Method for Bad Debts

2.8.1 The Company adopts allowance method for bad debts. At the end of each accounting period the company analyses the recoverability of receivable items (including accounts receivable and other receivables) and makes allowance for bad debts according to the aging method and analysis result. Allowance for bad debts is not made for the items that are surely to be recovered. If there is enough evidence proving the uncollectibility of an account receivable then allowance is made at a higher ratio or at the full carrying amount. The allowance for remaining accounts receivable shall refer to the following ratios.

Aging	Ratio
Within 1 year	3‰
In the second year	5%
In the third year	10%
In the forth year	15%
In the fifth year	20%
Over 5 years	40%

2.8.2 The company adopts following standards in determination of bad debts:

a. When the debtor is bankrupt or dead, the accounts receivable that are unable to be recovered even after liquidation of the debtor's bankrupt estate or legacy.

b. When the debt is overdue due to the default of the debtor and there is obvious evidence proving the uncollectibility of the accounts.

The bad debt loss should be approved by Board of Directors. The bad debts will first offset against the allowance that has already been made. If the allowance for bad debts is not enough to compensate the losses the difference will be charged into income statement of the current period.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.9 Inventory

2.9.1 The inventory of the Company mainly comprises high-price rotables, aircraft consumables, common appliances, aircraft supplies and low-price consumables. The inventory is recorded at planned price and the difference between planned price and actual cost is recorded in 'Materials Cost Variance'. The amortization of high-price rotables is made evenly over 5 years starting from the next month of acquisition according to the adjusted actual cost. Other inventory such as aircraft consumables is charged to cost according to the adjusted actual cost when put into use. The maintenance costs for high-price rotables are recognized as current period expenses immediately when occurred.

2.9.2 Provision for impairment of aircraft consumables is made at the end of each period according to the average useful life of corresponding aircraft and average discount rate in previous disposals. Considering the characteristics of high-price rotables, no provision for impairment is made unless the corresponding aircraft have all been sold and it is highly possible that the net realizable value will be lower than the carrying amount during future disposals.

2.10 Long-term Investment

2.10.1 Long-term equity investment (including stock investment and other equity investment) is recorded at the actual cost after deducting cash dividends which have been declared but unpaid at the time of acquisition or at the price agreed upon by relevant parties. The equity method is applied wherever the Company can control, jointly control or has significant influence over the investee enterprise (usually when the Company holds 20% or more voting capital of the investee enterprises or holds less than 20% of the voting capital but has significant influence over the investee enterprise). Otherwise, the cost method is applied. When equity method is adopted, the difference (referred to as "equity investment difference") between the initial investment cost and the Company's share of owners' equity of the investee enterprise should be amortized evenly over a period of 10 years and charged into corresponding year's profit and loss account.

2.10.2 Long-term debt investment (including bond investment and other debt investment) is recorded at actual cost. The difference between actual cost and the nominal value of a bond investment is recognized as premium or discount. Interest from investment on bonds should be accrued periodically. The accrued interest revenue from investment on bonds, after adjustments of the amortization of premium or discount, should be recognized as investment income of the period.

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.10 Long-term Investment (Cont'd)

2.10.3 The long-term investment is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a long-term investment is lower than its carrying amount as a result of a continuing decline in market value or deterioration in operating conditions of the investee enterprise, the Company shall make provision for impairment on long-term investment on an individual item basis and charge into the current period.

2.11 Fixed Assets and Depreciation

2.11.1 Fixed assets refer to those tangible assets whose useful life is over 1 year, with a high unit price and can be held physically to realize its benefits during the course of use. Fixed assets are recorded at actual acquisition cost. Fixed assets held under financial lease are recorded at net contract price and other actual incidental cost incurred. The corresponding long-term liabilities are determined by the total financing amount stipulated in such financing contracts as lease agreement and loan agreement signed by the Company and lessor. The financing expenses are apportioned during the course of leasehold at actual interest rate.

If no impairment has occurred, the depreciation is provided on a straight-line basis according to the following useful lives and estimated residual value.

	Useful lives	Residual value rate
Aircraft and engines attached	20 years	5%
Standby engines	20 years	0%
Buildings	15-35 years	3%
Vehicles and electronic devices	5-6 years	3%
Other Equipment	5-20 years	3%

When impairment occurs, the depreciation is provided on an individual item basis based on the net book value after deducting impairment and residual useful lives.

2.11.2 Fixed asset is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a fixed asset is lower than its carrying amount as a result of continuing decline in market value, technology obsoleteness, damage or idleness, the Company shall make provision for impairment of fix assets at the end of the period on an individual item basis and charge to the current period.

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.12 Construction-in-Progress

2.12.1 Construction-in-progress is accounted for on an individual item basis at the actual cost. Upon completion and readiness for use, the cost of construction-in-progress is to be transferred to the account of Fixed Assets. Interests incurred in connection with specific borrowings and relevant exchange differences for the purpose of construction-in-progress should be capitalized as part of the cost when the project is not ready for intended use. Interests incurred and exchange differences after the project is ready for use should be recognized as current period expenses.

2.12.2 Construction is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of construction-in-progress at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

2.13 Valuation and Amortization of Intangible Assets

2.13.1 The intangible assets of the Company refer to non-monetary long-term assets without physical substance held for the purpose of rendering service, rental or for administrative purposes. The intangible assets of the Company mainly include land use right and premise use right. The intangible assets are recorded at actual acquisition cost and amortized over its expected useful life under straight-line method.

2.13.2 The intangible asset of the Company is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of intangible asset at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

2.14 Long-term Amortization Charges

Long-term amortization charges refer to the expenses that will be amortized after formal operation or the amortization period is over one year. Long-term amortization charges of the Company are mainly uniform cost. All long-term amortization charges are amortized evenly over its estimated beneficial period except organization cost, which will be charged to the profit and loss account of the month during which formal operation starts.

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.15 Overhaul Expenses of Aircraft and Engines

The overhaul expenses refer to maintenance of D criteria and higher grade of aircraft owned by the Company or held under finance lease or operating lease. The overhaul expenses of self-owned aircraft and aircraft held under finance lease are charged into the current profit. The overhaul expenses of aircraft under operating lease are accrued according to lease contract or at a certain percentage for different types of aircraft. The actual overhaul expenses will offset against the accrued amount. The other daily maintenance expenses of aircraft and engines will be charged into the current profit and loss account.

2.16 Sales in Advance of Carriage

The sales in advance of carriage (SIAC) are mainly sales proceeds for transportation of passengers, cargo, mail and overweight luggage with tickets of the Company, which are to be settled later. The sales in advance of carriage are classified into international and domestic under categories of passenger, cargo and mail for tickets sold in different years. The balance of SIAC is transferred out upon delivery of service by the Company or other airlines with uplifted coupons or billing list by other airlines as evidence.

According to the *Accounting Treatment for Civil Aviation Industry* with the circular number Cai-kuai [2003]18, the Company acknowledges those SIAC balances of both domestic and international sales over settlement period as "over settlement balance" and has transferred it into non-operating revenue of this year.

2.17 Retirement Benefits and Medical Insurance

2.17.1 Retirement Benefits

The Company participates in defined contribution retirement schemes regarding pension for employees organized by the governments of respective provinces. The Company and employees turn in social pension at 14.5% and 8% of the total salaries of last year recognized by government to social welfare agent. In addition, the Company provides retirees with living allowance and transportation subsidies as well as other welfare. The post-retirement benefit expenses are recognized in the current profit and loss.

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.17 Retirement Benefits and Medical Insurance (Cont'd)

2.17.2 Medical Insurance

Except Shanghai Headquarters, its subsidiaries and Ningbo Branch, the branches in other provinces have not participated in the social medical insurance scheme introduced by local governments. The Company and employees that have participated in the scheme contribute 12% and 2% of the total salaries of last year to local social welfare agent. For those that have not participated in the social medical insurance scheme, the medical expenses are recognized in the current profit and loss.

2.18 Revenue

2.18.1 The Company's revenue from rendering transportation service of passengers, cargo and mails is recognized upon delivery of the service with uplifted coupons as evidence.

The commission income from other carriers in respect of sales made by the Company is recognized upon billing by other carriers.

Ground service income is recognized as other operating revenue upon rendering of services.

2.18.2 The interest income and royalty arising from the use by others of the assets held by the Company is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.

2.19 Income Tax

Tax effects of taxable temporary timing differences are recognized as deferred income tax liabilities. Tax effects of deductible temporary timing differences are recognized as deferred income tax assets.

2.20 Basis of Consolidated Statements

2.20.1 Consolidation Scope: According to "Notice on the Distribution of 'Provisional Regulation on Consolidation of Financial Statements'" (1995) issued by Ministry of Finance and regulations of CKZ(96) No. 2 "Answer to Questions about Consolidation Scope", the consolidation scope of the Company includes all subsidiaries under control and associated companies under joint control, except those companies that have already been closed down, merged, declared in the process of liquidation or bankruptcy, intended to be sold in the new future or have an insignificant influence on consolidation.

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.20 Basis of Consolidated Statements (Cont'd)

2.20.2 Consolidation Method: The consolidated financial statements are prepared on the basis of the financial statements of the Company and its subsidiaries within consolidation scope and other relevant information. The equity investment and the corresponding portion of the owner's equity of the invested entities, the claims and liabilities, as well as all material transactions between or among them have been eliminated. The financial statements of the associate companies are consolidated in proportion.

2.21 Significant Changes in Accounting Policies and its Influence

The Company has changed the following accounting policies ever since Jan. 1, 2003.

2.21.1 Contents and basis of changes in accounting policies: The Company follows the Accounting Treatment for Civil Aviation Industry from Jan. 1, 2003 pursuant to regulations of circular Cai-Kuai [2003] 18 issued by Ministry of Finance. According to Accounting Treatment for Civil Aviation Industry, the overhaul expenses for high-price rotables will not be amortized in five years but directly charged to the current period expenses starting from this year. The total profit of this year is reduced by approximately 384 million due to the policy change.

2.21.2 According to the regulations of circular Cai-Kuai [2003] 10, the overhaul expenses of self-owned aircraft and aircraft held under finance lease are charged into the current profit and loss account immediately upon incurred while not accrued in advance.

143

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.22 Staff Housing Benefits and its influence

According to the circulars of Cai-Qi [2000] 295 and Cai-Kuai [2001] 5 issued by Ministry of Finance, the Company starts to implement "Staff Housing Reform of China Eastern Airlines Corporation Limited" and its implementation procedures since Jan. 1, 2003, which has already been passed in the 16th routine meeting of the Board of Directors. It is estimated that the housing subsidy payable to employees as of the end of 2003 will increase by 362 million. The minority interests and net assets will be reduced by 8 million and 354 million respectively. Among the net equity, the capital surplus, undistributed profit and current profit will be reduced by 110 million, 219 million and 25 million respectively.

3. Taxation Items

3.1 Business Tax

The business tax of transportation, ground service and commissions is levied at 3% of the income.

The business tax of maintenance and other services is levied at 5% of the income.

According to *Implementation of "Guidance on the Measures to Lower the Influence of Sars on Some Industries" issued by Shanghai Municipal Government* (Hu-cai-fa 2003 No. 55), the business tax and additional levied on passenger transportation from May to September will be returned to the Company at the full amount as financial subsidy.

According to *Notice on the Extension of Tax Preferential Policy to Industries Influenced by Sars issued by Ministry and State Taxation Bureau* (Cai-shui [2003] 227), the civil aviation business of the Company is exempt from business tax, city construction tax and additional education tax from Oct. 1, 2003 to Dec. 31, 2003.

3.2 Value-added Tax

The value-added tax is levied at 4% of the material transfer income.

3.3 City Construction Tax

The city construction tax is levied at 7% of the circular tax.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

3. Taxation Items (Cont'd)

3.4 Income Tax

The income tax is calculated at applicable income tax rate and taxable income of the period. According to circular HSEC(2001)104 of Shanghai State Taxation Bureau, the Company enjoys the preferential policy of Pudong New Area since July 1, 2001 and the applicable income tax rate is reduced to 15%.

3.5 Education Tax

The education tax is calculated at 3% of the circular tax.

3.6 Civil Aviation Infrastructure Levies

The Civil Aviation Infrastructure Levies is charged at a certain percentage of traffic revenue. Pursuant to related regulations (its ref. No. CZZ 1999-11) jointly issued by Ministry of Finance and State Development and Planning Commission, the percentage applied on domestic traffic revenue is 5%, while that on international & regional traffic revenue is 2%.

According to "Notice on the Reduction or Exemption of Government Fund for Industries Seriously Influenced by Sars" issued by the Ministry of Finance (its ref. No HZMD 2003-1), the company is exempt from Civil Aviation Infrastructure Levies from May 2003.

4. Stock-held Subsidiaries and Associated Companies

No.	Name of Investee Company	Registered Capital (10,000)	Scope of Business	Total Investment (10,000)	Share-holding Percent
1	China Eastern Airlines Jiangsu Co., Ltd.	25,750.36	Air transportation of passengers, cargo, mails and luggage over domestic air routes and approved overseas routes	14,162.70	55%
2	Shanghai Eastern Flight Training Co., Ltd.	47,300.00	Training for flying crew and other related personnel	44,935.00	95%
3	Eastern Airlines Hotel Co., Ltd.	7,000.00	Sales of food, knitwear & hardware	6,010.00	85.86%
4	China Cargo Airlines Co., Ltd.	50,000.00	Air transportation of cargo & mails, air catering, sales of tourist goods, hotel, catering and entertainment	35,000.00	70%
5	Qi Lu Eastern Airlines Catering Co., Ltd.	1,336.67	Production and sales of food, catering on the planes	868.83	65%

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

4. Stock-held Subsidiaries and Associated Companies (Cont'd)

No.	Name of Investee Company	Registered Capital (10,000)	Scope of Business	Total Investment (10,000)	Share-holding Percent
6	Eastern (Shantou) Economic Development Co., Ltd.	500.00	Production & sales of aviation products, hardware, chemical materials	275.00	55%
7	Shanghai Eastern Airlines Investment Co., Ltd.	41,250.00	Investment and relevant consultation	40,752.00	98.79%
8	Jiangsu Eastern Airlines Traveling Agency Co., Ltd.	150.00	Tour service, civil aviation transportation, sales agent	105.00	70%
9	Jiangnan Tourism (HK) Co.	64.11	Tour services	64.11	100%
10	Eastern Airlines Jiangsu Advertisement Co., Ltd.	30.00	Design and making of advertisement in domestic broadcast and newspapers	89.34	100%
11	Jiangsu Suying Labor Service Co., Ltd.	17.00	Labor service, labor agent, labor information consultation and training	15.00	90%
12	Eastern Airlines Jiangsu Co., Ltd. Food Trade Co.	49.80	Shut up	49.80	100%
13	Jiangsu Eastern Airlines Trade Co., Ltd.	200.00	Shut up	110.00	55%
14	Jiangsu Eastern Airlines Industrial Co., Ltd.	22.86	Shut up	16.01	70%
15	Shanghai Eastern Fudart Transportation Services Co., Ltd.	USD100.00	Agent services for transportation of imp. & exp. cargo by air or sea	708.82	51%
16	Shanghai East Aircraft Maintain Co., Ltd.	USD310.00	Airline repairing service	1,539.47	60%
17	Shanghai Eastern Airlines Swire investment Co., Ltd.	USD3000.00	Civil aviation transportation and investment in the related field	USD450.00	50%

1146

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

4. Stock-held Subsidiaries and Associated Companies (Cont'd)

Among the above subsidiaries, No.1, No.2, No. 3, No. 4 No. 7, No. 15, No. 16 and No.17 have been included in the consolidation scope, 3 of them are new one in this year; No.3 has not started formal operation and is included in the consolidation scope; No. 12, No. 13, and No. 14 have been shut up and are not included in the consolidation scope; No. 5, No. 6, No. 8, No.9, No. 10 and No. 11 have no significant influence on the financial position and not included in the consolidation scope for the total assets, operating revenue, and net profit of these companies represent less than 10% of those of the parent company.

Shanghai Eastern Fudart Transportation Services Co., Ltd. is included in the consolidation scope this year for 51% of its equity has been purchased by China Cargo Airlines Co., Ltd., a subsidiary controlled by the Company.

5. Notes to Main Items of Financial Statements

(All amounts are in RMB Yuan; The notes are explanations to major items of consolidated financial statements except otherwise specified)

5.1 Monetary Fund

Item	Original Currency	Ending Balance Exchange Rate	RMB Equivalent	Original Currency	Beginning Balance Exchange Rate	RMB Equivalent
Cash			2,533,250.20			1,629,360.60
Bank Deposit			1,391,971,099.34			1,477,884,383.59
RMB	1,111,609,314.50	1	1,111,609,314.50	1,174,724,703.52	1	1,174,724,703.52
USD	16,661,791.75	8.2767	137,904,651.72	19,977,663.01	8.2773	165,361,110.03
JPY	714,733,415.00	0.077263	55,222,447.85	653,274,393.00	0.069035	45,098,797.72
EUR	2,929,926.77	10.3383	30,290,461.92	4,292,989.31	8.6360	37,074,255.68
SGD	1,143,365.08	4.8586	5,555,153.58	1,899,834.17	4.7705	9,063,158.91
KRW	4,060,412,201.00	0.006909	28,053,387.90	3,876,079,230.00	0.006898	26,737,194.53
THB	33,604,233.61	0.2087	7,013,203.55	50,453,884.55	0.1912	9,647,014.25
NZD	1,099,796.36	5.4179	5,958,586.70	400,619.13	4.3539	1,744,239.61
AUD	923,572.31	6.2013	5,727,348.97	1,117,477.40	4.6787	5,228,341.51
INR	20,354,188.10	0.18199	3,704,258.69	18,534,650.64	0.17295	3,205,567.83
BEF	63,369.81	14.7118	932,283.97	-	-	-
Other Monetary Fund			1,928,421,980.38			1,639,537,512.50
Total			**3,322,926,329.92**			**3,119,051,256.69**

5. Notes to Main Items of Financial Statements (Cont'd)

5.1 Monetary Fund (Cont'd)

Among the year-end balance, the restricted overseas deposit is equivalent to RMB1,854,742,690.80.

5.2 Current Investment

	Ending Balance			Beginning Balance		
	Balance	Provision for Impairment	Net Value	Balance	Provision for Impairment	Net Value
Stock Investment	–	–	–	290,000,000.00	-	290,000,000.00
Other Investment	182,786,582.38	-	182,786,582.38	374,108,272.14	-	374,108,272.14
	182,786,582.38	**-**	**182,786,582.38**	**664,108,272.14**	**-**	**664,108,272.14**

The Company entrusts ICBC Shanghai Branch to manage its other investment with its self-owned foreign exchange. The interest rate is 0.075%-0.75% and the maturity is from Jan. 1, 2004 to Jan. 31, 2004. These investments have been refunded by the issuing date of the financial reports.

One of the consolidated subsidiaries of the Company entrusts Shenyin & Wanguo Securities Co., Ltd. to manage the stock investment for a period of one year. The supervisor is Bank of China Shanghai Branch. The maturity is from Sept. 19, 2003 to Dec. 28, 2003. According to the investment entrustment agreement, the investment gain is not higher than 7%-7.9% and the actual investment gains lower than the ratio shall be born by the Company. The invested principle and related gain on the investment 21.92 million as of Dec. 31, 2003 were received.

The ending balance of short investment is 72% less than the last year and the main reason is the stock investment for a period of one year which was entrusted Shenyin & Wanguo Securities Co., Ltd. to manage last year was refunded.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.3 Accounts Receivable

5.3.1 Consolidated

Aging	Ending Balance Amount	Percentage (%)	Provision for Bad Debts	Net Amount	Beginning Balance Amount	Percentage (%)	Provision for Bad Debts	Net Amount
Within 1 Year	1,423,421,623.45	91.27	4,433,936.98	1,418,987,686.47	1,193,323,084.87	91.71	3,579,969.26	1,189,743,115.61
In the Second Year	49,108,932.32	3.15	3,254,466.90	45,854,465.42	19,424,192.10	1.49	1,976,300.13	17,447,891.97
In the Third Year	8,036,426.11	0.52	3,303,213.49	4,733,212.62	42,852,769.67	3.29	27,639,501.87	15,213,267.80
In the Fourth Year	42,402,620.08	2.72	40,577,822.26	1,824,797.82	15,301,304.63	1.18	12,987,044.91	2,314,259.72
In the Fifth Year	14,039,571.73	0.90	14,020,984.72	18,587.01	13,411,099.00	1.03	7,075,665.36	6,335,433.64
Above 5 Years	22,381,142.55	1.44	20,249,652.29	2,131,490.26	16,886,502.43	1.30	16,886,502.43	-
Total	**1,559,390,316.24**	**100.00**	**85,840,076.64**	**1,473,550,239.60**	**1,301,198,952.70**	**100.00**	**70,144,983.96**	**1,231,053,968.74**

Among the above accounts receivable, there is no amount due from shareholder holding over 5% (including 5%) of the Company's share capital.

The top 5 companies owe a total amount of RMB391 million, accounting for 25% of the total ending balance.

5.3.2 Parent Company

Aging	Ending Balance Amount	Percentage (%)	Provision for Bad Debts	Net Amount	Beginning Amount	Percentage (%)	Provision for Bad Debts	Net Amount
Within 1 Year	932,429,293.95	89.01	3,124,278.38	929,305,015.57	879,867,139.18	90.81	2,639,601.42	877,227,537.76
In the Second Year	37,976,801.15	3.63	2,697,860.34	35,278,940.81	4,861,887.67	0.50	725,550.58	4,136,337.09
In the Third Year	1,826,086.60	0.17	1,118,075.31	708,011.29	40,119,456.92	4.14	27,137,732.35	12,981,724.57
In the Fourth Year	39,629,327.33	3.78	39,204,102.62	425,224.71	15,255,933.66	1.57	12,980,239.26	2,275,694.40
In the Fifth Year	14,039,571.73	1.34	14,020,984.72	18,587.01	12,672,981.14	1.31	6,928,041.79	5,744,939.35
Above 5 Years	21,634,265.89	2.07	19,502,775.63	2,131,490.26	16,139,625.77	1.67	16,139,625.77	-
Total	**1,047,535,346.65**	**100.00**	**79,668,077.00**	**967,867,269.65**	**968,917,024.34**	**100.00**	**66,550,791.17**	**902,366,233.17**

Among the above accounts receivable, no amount is due from shareholder holding over 5% (including 5%) of the Company's share capital.

The top 5 companies owe a total amount of RMB391 million, accounting for 37% of the total ending balance.

149

5. Notes to Main Items of Financial Statements (Cont'd)

5.4 Other Receivables

5.4.1 Consolidated

	Ending Balance				Beginning Balance			
Aging	Amount	Percentage (%)	Provision for Bad Debts	Net Amount	Amount	Percentage (%)	Provision for Bad Debts	Net Amount
Within 1 Year	259,874,686.49	50.05	9,289,965.91	250,584,720.58	145,002,385.65	30.12	4,969,937.91	140,032,447.74
In the Second Year	111,285,193.19	21.43	13,353,606.05	97,931,587.14	169,802,704.95	35.26	11,343,338.22	158,459,366.73
In the Third Year	36,136,439.74	6.96	5,305,379.95	30,831,059.79	61,737,956.66	12.82	27,782,732.84	33,955,223.82
In the Fourth Year	36,514,661.23	7.03	10,801,001.47	25,713,659.76	34,928,798.74	7.25	16,666,591.36	18,262,207.38
In the Fifth Year	9,254,557.19	1.78	5,384,090.31	3,870,466.88	18,689,200.67	3.88	13,941,635.21	4,747,565.46
Above 5 Years	66,179,525.41	12.75	50,607,155.10	15,572,370.31	51,406,502.64	10.67	38,127,257.49	13,279,245.15
Total	**519,245,063.25**	**100.00**	**94,741,198.79**	**424,503,864.46**	**481,567,549.31**	**100.00**	**112,831,493.03**	**368,736,056.28**

Among the year-end balance, RMB1.77 million is due from Eastern Air Group Company, a shareholder holding 62% of the Company's share capital.

The top 5 companies owe a total amount of RMB191 million, accounting for 37% of the total ending balance.

5.4.2 Parent Company

	Ending Balance				Beginning Balance			
Aging	Amount	Percentage (%)	Provision for Bad Debts	Net Amount	Amount	Percentage (%)	Provision for Bad Debts	Net Amount
Within 1 Year	2,045,883,082.61	83.18	11,803,864.53	2,034,079,218.08	760,548,914.01	70.11	6,817,117.85	753,731,796.16
In the Second Year	213,976,998.10	8.70	16,361,600.17	197,615,397.93	167,402,548.78	15.43	11,223,330.41	156,179,218.37
In the Third Year	119,354,098.70	4.85	13,627,145.85	105,726,952.85	51,466,161.75	4.74	18,506,328.58	32,959,833.17
In the Fourth Year	26,739,871.39	1.09	7,944,037.82	18,795,833.57	59,855,571.47	5.52	12,197,498.58	47,658,072.89
In the Fifth Year	11,966,501.31	0.49	2,529,759.14	9,436,742.17	7,647,773.17	0.71	2,972,431.71	4,675,341.46
Above 5 Years	41,537,897.91	1.69	26,079,815.60	15,458,082.31	37,805,502.64	3.49	24,586,857.49	13,218,645.15
Total	**2,459,458,450.02**	**100.00**	**78,346,223.11**	**2,381,112,226.91**	**1,084,726,471.82**	**100.00**	**76,303,564.62**	**1,008,422,907.20**

Among the year-end balance, RMB1.77 million is due from Eastern Air Group Company, a shareholder holding 62% of the Company's share capital.

The top 5 companies owe a total amount of RMB2,143 million, accounting for 87% of the total ending balance.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.4 *Other Receivables (Cont'd)*

The ending balance is 127% higher than the last year, and the main reason is the amounts related to the aircrafts trading between the Company (as solder) and China Eastern Airlines Jiangsu Co., Ltd. and China Cargo Airlines Co., Ltd. (both as buyers) is not paid in full by the end of the year 2003.

5.5 *Prepayments*

Aging	Ending Balance Amount	Ending Balance Percentage (%)	Beginning Balance Amount	Beginning Balance Percentage (%)
Within 1 Year	15,130,134.04	91.69	51,566,416.00	54.23
In the Second Year	43,542.19	0.26	42,574,728.46	44.77
In the Third Year	374,687.00	2.27	954,635.00	1.00
In the Forth Year	954,635.00	5.78	–	–
Total	**16,502,998.23**	**100.00**	**95,095,779.46**	**100.00**

Among the year-end balance, no amount is due from shareholder holding over 5% (including 5%) of the Company's share capital.

5.6 *Inventory*

Aging	Ending Balance Amount	Ending Balance Provision for Impairment	Ending Balance Net Value	Beginning Balance Amount	Beginning Balance Provision for Impairment	Beginning Balance Net Value
Aircraft Consumables	964,742,577.19	432,429,854.84	532,312,722.35	933,185,736.25	291,334,709.95	641,851,026.30
High-price Rotables	923,631,546.17	145,272,704.11	778,358,842.06	1,279,064,929.47	37,156,192.97	1,241,908,736.50
Common Appliance	31,522,131.48	-	31,522,131.48	16,041,238.71	-	16,041,238.71
Materials purchase	1,262,347.32	-	1,262,347.32	14,719,510.18	-	14,719,510.18
Low-price Consumables	42,742.71	-	42,742.71	-	-	-
Sub-contracted materials	2,057,255.07	-	2,057,255.07	1,638,649.01	-	1,638,649.01
Others	2,581,826.36	-	2,581,826.36	43,186,023.96	-	43,186,023.96
Total	**1,925,840,426.30**	**577,702,558.95**	**1,348,137,867.35**	**2,287,836,087.58**	**328,490,902.92**	**1,959,345,184.66**

The ending balance of provision for inventory impairment is 76% higher than the last year, and the main reason is that the company intended to dispose 3 types of airport consumables: FK100, MD82 and B737-200. According to the difference between expected sales price and book value, the company charges the provision for inventory impairment account.

5. Notes to Main Items of Financial Statements (Cont'd)

5.7 *Expenses to be Amortized*

Category	Ending Balance	Beginning Balance
Aircraft operating Lease obligations	94,322,497.78	85,976,265.91
Aircraft insurance	-	8,488,742.92
Duties and value-added tax of aircraft under operating lease	9,364,187.71	2,751,386.95
Others	3,642,220.97	3,288,371.13
Total	**107,328,906.46**	**100,504,766.91**

5.8 *Long-term Equity Investment*

5.8.1 Consolidated

Item	Ending Balance Amount	Ending Balance Provision for Impairment	Ending Balance Net Value	Beginning Balance Amount	Beginning Balance Provision for Impairment	Beginning Balance Net Value
Stock investment	360,000.00	-	360,000.00	360,000.00	-	360,000.00
Other equity investment:						
Subsidiaries	15,774,352.43	1,758,050.62	14,016,301.81	76,595,748.76	1,758,050.62	74,837,698.14
Associated companies	-	-	-	-	-	-
Affiliated companies	680,314,005.73	-	680,314,005.73	386,323,240.73	-	386,323,240.73
Other companies	-	-	-	-	-	-
Consolidation difference	(1,879,467.30)	-	(1,879,467.30)	(1,691,077.81)	-	(1,691,077.81)
Subtotal	694,208,890.86	1,758,050.62	692,450,840.24	461,227,911.68	1,758,050.62	459,469,861.06
Total	**694,568,890.86**	**1,758,050.62**	**692,810,840.24**	**461,587,911.68**	**1,758,050.62**	**459,829,861.06**

The ending balance of long-term equity investment is 50% higher than last year, which is mainly due to the investment in China Eastern Airlines Food Investment Co. Ltd. and China Eastern Airlines Import and Export Co. Ltd.

5.8.1.1 Stock investment

Investee Company	Type of Shares	Quantity of Shares	% of the Registered Capital	Ending Balance Amount	Ending Balance Provision	Market Value
Huning Expressway Co., Ltd.	Legal person shares	200,000.00		360,000.00	-	2,182,000.00

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 Long-term Equity Investment (Cont'd)

5.8.1.2 Other equity investment

Investee Company	Investment Period	% of the Shareholders' Equity	Amount	Ending Balance Including: Equity Investment Difference	Provision for Impairment
Qi Lu Eastern Airlines Catering Co., Ltd.	15 years	65.00%	11,141,617.92	-	-
Eastern (Shantou) Economic Development Co., Ltd.	15 years	55.00%	140,229.02	(6,542,637.11)	-
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	12 years	40.00%	21,788,796.01	-	-
Eastern China Kaiya System Integration Co., Ltd.	No limit	37.00%	15,766,394.62	-	-
Shanghai Hongpu Civil Airport Communication Co., Ltd.	10 years	30.00%	7,572,547.40	-	-
Yantai Eastern Air Catering Co., Ltd.	15 years	40.00%	3,805,444.05	-	-
Eastern Air Group Finance Co., Ltd.	20 years	25.00%	116,006,942.83	(3,876,732.13)	-
China Eastern Airlines Wuhan Co., Ltd.	30 years	40.00%	152,304,295.48	65,604,181.67	-
Eastern Aviation Advertising Service Co.	No limit	45.00%	16,090,036.72	2,255,853.70	-
China Eastern Airlines Import and Export Co. Ltd	No limit	45.00%	51,946,060.72	1,306,569.96	-
China Eastern Airlines Food Investment Co. Ltd	20 years	45.00%	157,500,000.00	-	-
Shanghai Dongmei Aviation Travel Co., Ltd.	10 years	45.00%	15,524,257.59	-	-
CAAC Information Network Co., Ltd.		0.30%	4,090,000.00	-	-
Eastern Union Freight (HK) Co., Ltd.	No limit	41.00%	4,419,230.31	-	-
Qingdao Liuting Int'l Airport Co., Ltd.	30 years	25.00%	112,500,000.00	-	-
China Eastern Airlines Jiangsu Catering Co.	3 years	100.00%	498,000.00	-	498,000.00
Jiangsu Eastern Airlines Trade Co., Ltd.	15 years	55.00%	1,100,000.00	-	1,100,000.00
Jiangsu Eastern Airlines Industrial Co., Ltd.	19 years	70.00%	160,050.62	-	160,050.62
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	30 years	70.00%	1,050,000.00	-	-
Jiangnan Tourism (Hong Kong) Co.	No limit	100.00%	641,100.00	-	-
Eastern Airlines Jiangsu Advertisement Co., Ltd.	No limit	100.00%	893,354.87	-	-
Hengtai Insurance Brokerage Co., Ltd.	No limit	3.33%	1,000,000.00	-	-
Jiangsu Suying Labor Service Co., Ltd.	10 years	90.00%	150,000.00	-	-
Total			**696,088,358.16**	**58,747,236.09**	**1,758,050.62**

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 Long-term Equity Investment (Cont'd)

5.8.1.3 Equity Investment Difference

Investee Company	Original Amount	Amortization Period	Current Period Amortization	Remaining Amount	Reason
Eastern Air Group Finance Co., Ltd.	(5,538,188.77)	10 years	(553,818.88)	(3,876,732.13)	Note1
Eastern (Shantou) Economic Development Co., Ltd.	(8,178,296.39)	10 years	(817,829.64)	(6,542,637.11)	Note1
China Eastern Airlines Wuhan Co., Ltd.	76,432,056.31	10 years	7,643,205.63	65,604,181.67	Note2
Eastern Aviation Advertising Service Co.	2,506,504.11	10 years	250,650.41	2,255,853.70	Note1
China Eastern Airlines Import and Export Co. Ltd	1,451,744.40	10 years	145,174.44	1,306,569.96	Note1
Total				**58,747,236.09**	

Note 1: The transaction price is determined with reference to evaluated net assets. The difference between evaluated net assets and the carrying amount of net assets of subsidiaries is accounted for as equity investment difference.

Note 2: The former Wuhan Airlines took part in the incorporation of China Eastern Airlines Wuhan Co., Ltd. with its evaluated net assets, some of them are not recognized according to the accounting policy of the Company and the net assets on contribution date are adjusted accordingly.

5.8.1.4 Consolidation Difference

Investee Company	Original Amount	Amortization Period	Amortization this Period	Remaining Balance
Shanghai Eastern Fudart Transportation Services Co., Ltd.	(1,853,287.13)	10 years	(191,786.67)	(1,499,291.14)
Shanghai East Aircraft Maintain Co., Ltd.	(422,417.96)	10 years	(42,241.80)	(380,176.16)
Total				**(1,879,467.30)**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 Long-term Equity Investment (Cont'd)

5.8.2 Parent Company

Item	Ending Balance Amount	Ending Balance Provision for Impairment	Ending Balance Net Value	Beginning Balance Amount	Beginning Balance Provision for Impairment	Beginning Balance Net Value
Stock investment	-	-	-	-	-	-
Other equity investment:						
Subsidiaries	2,016,145,022.41	-	2,016,145,022.41	1,492,568,900.57	-	1,492,568,900.57
Associated companies	-	-	-	-	-	-
Affiliated companies	562,394,775.42	-	562,394,775.42	378,814,113.12	-	378,814,113.12
Other companies	-	-	-	-	-	-
Subtotal	2,578,539,797.83	-	2,578,539,797.83	1,871,383,013.69	-	1,871,383,013.69
Total	**2,578,539,797.83**	**-**	**2,578,539,797.83**	**1,871,383,013.69**	**-**	**1,871,383,013.69**

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 Long-term Equity Investment (Cont'd)

5.8.2.1 Other Equity Investment

Investee Company	Investment Period	% of the Shareholders' Equity	Amount	Ending Balance Including: Equity Investment Difference	Provision for Impairment
China Eastern Airlines Jiangsu Co., Ltd.	No limit	55.00%	140,255,310.11	-	-
Shanghai Eastern Flight Training Co., Ltd.	50 years	95.00%	463,260,626.95	-	-
Eastern Airlines Hotel Co., Ltd.	30 years	85.86%	50,379,770.77	-	-
China Cargo Airlines Co., Ltd.	No limit	70.00%	914,365,169.74	-	-
Shanghai Eastern Airlines Investment Co., Ltd.	20 years	98.79%	424,244,390.15	-	-
Shanghai East Aircraft Maintain Co., Ltd.	20 years	60.00%	12,357,907.75	(380,176.16)	-
Qi Lu Eastern Airlines Catering Co., Ltd.	15 years	65.00%	11,141,617.92	-	-
Eastern (Shantou) Economic Development Co., Ltd.	15 years	55.00%	140,229.02	(6,542,637.11)	-
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	12 years	40.00%	21,788,796.01	-	-
Eastern China Kaiya System Integration Co., Ltd.	No limit	37.00%	15,766,394.62	-	-
Shanghai Hongpu Civil Airport Communication Co., Ltd.	10 years	30.00%	7,572,547.40	-	-
Yantai Eastern Air Catering Co., Ltd.	15 years	40.00%	3,805,444.05	-	-
Eastern Air Group Finance Co., Ltd.	20 years	25.00%	116,006,942.83	(3,876,732.13)	-
China Eastern Airlines Wuhan Co., Ltd.	30 years	40.00%	152,304,295.48	65,604,181.67	-
Eastern Aviation Advertising Service Co.	No limit	45.00%	16,090,036.72	2,255,853.70	-
Eastern China Airlines Import & Export Co., Ltd.	No limit	45.00%	51,946,060.72	1,306,569.96	-
China Eastern Airlines Food Investment Co. Ltd	20 years	45.00%	157,500,000.00	-	-
Shanghai Dongmei Aviation Travel Co., Ltd.	10 years	45.00%	15,524,257.59	-	-
CAAC Information Network Co., Ltd.		0.30%	4,090,000.00	-	-
Total			**2,578,539,797.83**	**58,367,059.93**	**-**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 Long-term Equity Investment (Cont'd)

5.8.2.2 Equity Investment Difference

Investee Company	Original Amount	Amortization Period	Current Period Amortization	Remaining Amount	Reason
Eastern Air Group Finance Co., Ltd.	(5,538,188.77)	10 years	(553,818.88)	(3,876,732.13)	Note 1
Eastern (Shantou) Economic Development Co., Ltd.	(8,178,296.39)	10 years	(817,829.64)	(6,542,637.11)	Note 1
China Eastern Airlines Wuhan Co., Ltd.	76,432,056.31	10 years	7,643,205.63	65,604,181.67	Note 2
Eastern Aviation Advertising Service Co.	2,506,504.11	10 years	250,650.41	2,255,853.70	Note 1
China Eastern Airlines Import and Export Co. Ltd	1,451,744.40	10 years	145,174.44	1,306,569.96	Note 1
Shanghai East Aircraft Maintain Co., Ltd.	(422,417.96)	10 years	(42,241.80)	(380,176.16)	Note 1
Total				**58,367,059.93**	

Note 1: For detailed reason please refer to 5.8.1.3.

Note 2: For detailed reason please refer to 5.8.1.3.

5.9 Long-term Debt Investment

Item	Ending Balance Amount	Ending Balance Provision for Impairment	Ending Balance Net Value	Beginning Balance Amount	Beginning Balance Provision for Impairment	Beginning Balance Net Value
Bond	585,736,277.08	-	585,736,277.08	542,124,759.14	-	542,124,759.14
Other Bond	-	-	-	-	-	-
Total	**585,736,277.08**	-	**585,736,277.08**	**542,124,759.14**	-	**542,124,759.14**

5.9.1 Long-term Bond Investment (Unit: USD)

Category	Par value	Initial Cost	Interest Rate per Annum	Maturity	Interest Accrued, Current	Interest Accrued, Current	Amount	Ending Balance Provision for impairment
US Treasury Zero Coupon Bonds	71,475,000.00	27,810,207.00	8.0435477%	Feb. 2004	5,273,939.23	42,959,094.42	70,769,301.42	-

The ending balance is equivalent to RMB585,736,277.08 with the exchange rate of 8.2767 prevailing at the end of the year.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.10 Fixed Assets

Item	Self-purchased Aircraft	Aircraft Engines	Aircraft Held under Financial Lease	Building & Premises	Equipment	Vehicles	Total
Cost:							
Beginning Balance	9,294,019,289.73	1,749,038,680.06	14,986,202,338.31	2,017,664,083.49	1,514,864,287.72	821,947,563.02	30,383,736,242.33
Increase	8,031,761,099.37	156,032,372.64	76,645,083.31	311,397,319.14	149,243,625.73	103,226,812.23	8,828,306,312.42
Decrease	2,173,888,996.23	43,414,143.39	847,003,980.04	3,908,839.51	221,315,110.02	15,326,767.49	3,304,857,836.68
Ending Balance	**15,151,891,392.87**	**1,861,656,909.31**	**14,215,843,441.58**	**2,325,152,563.12**	**1,442,792,803.43**	**909,847,607.76**	**35,907,184,718.07**
Accumulated Depreciation:							
Beginning Balance	4,234,031,278.18	810,845,462.79	5,834,363,125.35	297,735,268.33	812,279,234.34	506,613,203.22	12,495,867,572.21
Increase	470,199,733.92	75,476,144.05	602,413,390.13	90,489,895.27	136,744,346.39	97,028,377.60	1,472,351,887.36
Decrease	1,453,815,130.93	-	579,225,615.33	364,007.63	205,553,453.36	12,559,223.45	2,251,517,430.70
Ending Balance	**3,250,415,881.17**	**886,321,606.84**	**5,857,550,900.15**	**387,861,155.97**	**743,470,127.37**	**591,082,357.37**	**11,716,702,028.87**
Net Value:							
Beginning Balance	**5,059,988,011.55**	**938,193,217.27**	**9,151,839,212.96**	**1,719,928,815.16**	**702,585,053.38**	**315,334,359.80**	**17,887,868,670.12**
Ending Balance	**11,901,475,511.70**	**975,335,302.47**	**8,358,292,541.43**	**1,937,291,407.15**	**699,322,676.06**	**318,765,250.39**	**24,190,482,689.20**
Provision for Impairment:							
Beginning Balance	3,570,000.00	-	-	-	-	-	3,570,000.00
Increase (Decrease)	-	-	-	-	-	-	-
Ending Balance	**3,570,000.00**	**-**	**-**	**-**	**-**	**-**	**3,570,000.00**
Book value:							
Beginning Balance	**5,056,418,011.55**	**938,193,217.27**	**9,151,839,212.96**	**1,719,928,815.16**	**702,585,053.38**	**315,334,359.80**	**17,884,298,670.12**
Ending Balance	**11,897,905,511.70**	**975,335,302.47**	**8,358,292,541.43**	**1,937,291,407.15**	**699,322,676.06**	**318,765,250.39**	**24,186,912,689.20**

The increase of fixed assets this year includes RMB7,503 million transferred from construction-in-progress. The amount of net fixed assets includes the net value of RMB5,415 million aircraft collateralized. The net value of aircrafts which are operating-leased out is RMB331 million.

The ending balance of net value of asset is 35% higher than last year, which is mainly due to the Company's purchasing of three A340 aircrafts and ten A320 aircrafts.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.11 Construction-In-Progress

Item	Progress	Source of Fund	Ending Balance Book value	Ending Balance Provision for impairment	Ending Balance Net value	Beginning Balance Book value	Beginning Balance Provision for impairment	Beginning Balance Net value
Advance Payment for A320 Aircraft	Uncompleted	Loans, self-financing	1,078,957,432.96	-	1,078,957,432.96	1,708,941,718.42	-	1,708,941,718.42
Advance Payment for A340 Aircraft	Uncompleted	Loans, self-financing	620,170,833.90	-	620,170,833.90	1,345,025,891.84	-	1,345,025,891.84
Advance Payment for A321 Aircraft	Uncompleted	Loans, self-financing	441,805,880.80	-	441,805,880.80	-	-	-
Advance Payment for refitting MD11 Aircraft B2171	Uncompleted	Loans, self-financing	294,651,011.20	-	294,651,011.20	-	-	-
Advance Payment for A320 Aircraft Simulator	Uncompleted	Self-financing	82,447,859.74	-	82,447,859.74	-	-	-
B737-800 Aircraft Simulator	Uncompleted	Self-financing	36,004,610.00	-	36,004,610.00	-	-	-
Xiamen International Travel Building	Uncompleted	Self-financing	27,700,000.00	19,000,000.00	8,700,000.00	27,700,000.00	10,000,000.00	17,700,000.00
Deposit of A340-600 Spare Engine	Uncompleted	Self-financing	18,586,592.26	-	18,586,592.26	27,879,888.39	-	27,879,888.39
Overhaul of Eastern Air Mansion	Uncompleted	Self-financing	16,742,840.20	-	16,742,840.20	15,055,632.19	-	15,055,632.19
BEFA340-600 Refitting	Uncompleted	Self-financing	14,892,373.38	-	14,892,373.38	1,377,474.47	-	1,377,474.47
Overhaul Expenses of Aircraft Engines	Uncompleted	Self-financing	14,473,371.10	-	14,473,371.10	-	-	-
Aircraft Garage at Changbei	Uncompleted	Self-financing	11,244,173.93	-	11,244,173.93	4,887,449.10	-	4,887,449.10
Transformer Substation	Uncompleted	Self-financing	9,295,949.00	-	9,295,949.00	8,350,987.00	-	8,350,987.00
AOC Office Refitting	Uncompleted	Self-financing	7,705,627.80	-	7,705,627.80	-	-	-
Advance Payment for B737 Aircraft	Uncompleted	Loans, self-financing	6,662,160.33	-	6,662,160.33	6,662,160.33	-	6,662,160.33
Refitting MD11 Aircraft BEF2171	Uncompleted	Self-financing	5,639,239.16	-	5,639,239.16	-	-	-
Financial Management Information System	Uncompleted	Self-financing	5,499,480.00	-	5,499,480.00	-	-	-
Earning Management Information System	Uncompleted	Self-financing	4,659,464.96	-	4,659,464.96	-	-	-
Fire Protection Pump Station For Area of Maintenance	Uncompleted	Self-financing	3,716,018.02	-	3,716,018.02	1,840,140.02	-	1,840,140.02
80 Units of Area Airport Land	Uncompleted	Self-financing	3,290,000.00	-	3,290,000.00	-	-	-
Others (78 items)	Uncompleted	Loans, self-financing	63,938,935.74	-	63,938,935.74	296,023,124.36	-	296,023,124.36
Total			**2,768,083,854.48**	**19,000,000.00**	**2,749,083,854.48**	**3,443,744,466.12**	**10,000,000.00**	**3,433,744,466.12**

5. Notes to Main Items of Financial Statements (Cont'd)

5.11 Construction-In-Progress (Cont'd)

Total amount of RMB6,924 million increased in construction-in-progress and RMB7,503 million is transferred to fixed assets while RMB97 million is transferred to other accounts.

The beginning balance of capitalized interest included is RMB123 million and increases by RMB101 million during this year. Total amount transferred to fixed assets is RMB160 million and the year-ending balance is RMB64 million. The percentage of average capitalization to determine amount of capitalized interest is 2.72%.

The main reason for the year-end balance higher than beginning balance is the company purchased three A340 aircrafts and ten A320 aircrafts and transferred the advance payment for these aircraft.

5.12 Intangible Assets

Category	Land Use Right	Premise Use Right	Software	Others	Total
Initial Amount	1,306,788,133.64	43,732,860.00	20,572,775.19	1,153,565.00	1,372,247,333.83
Acquisition Method	Contribution/self-purchase	Self-purchase	Self-purchase	Self-purchase	
Beginning Balance:					
Amount	1,228,560,871.72	40,006,560.18	4,412,744.15	522,785.00	1,273,502,961.05
Less: Provision for Impairment	–	–	–	–	–
Net Value	1,228,560,871.72	40,006,560.18	4,412,744.15	522,785.00	1,273,502,961.05
Increase:	–	–	16,064,450.00	400,000.00	16,464,450.00
Decrease:	–	–	–	–	–
Transfer out	–	–	–	–	–
Amortization	28,646,406.29	879,140.98	1,908,980.63	142,386.67	31,576,914.57
Provision (write-off) of impairment	–	–	–	–	–
Subtotal	28,646,406.29	879,140.98	1,908,980.63	142,386.67	31,576,914.57
Ending Balance:					
Amount	1,199,914,465.43	39,127,419.20	18,568,213.52	780,398.33	1,258,390,496.48
Less: Provision for Impairment	–	–	–	–	–
Net Value	1,199,914,465.43	39,127,419.20	18,568,213.52	780,398.33	1,258,390,496.48
Remaining Months	44~564	540	36~111	28~59	–

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.12 Intangible Assets (Cont'd)

The management committee considers that: The Company has not charge the provision for impairment, because there is no situation of market value excesses their book value.

5.13 Long-term Amortization Charges

Item	Customs Duties and VAT on Aircraft Held under Operating Lease & Supervision Charges on Aircraft with Tax Reduction	Flying Crew Training Expenses	Aircraft Modification Expenses	Uniform Cost	Other Deferred Expenses	Total
Initial Amount	205,146,907.73	100,879,100.00	106,951,817.69	35,526,611.28	39,356,549.06	487,860,985.76
Beginning Balance	65,806,988.58	63,862,831.00	72,237,816.85	15,895,722.38	30,298,888.17	248,102,246.98
Increase	–	–	9,152,696.98	18,679,317.06	354,240.18	28,186,254.22
Amortization	17,835,591.60	23,963,854.00	11,986,521.92	13,610,672.25	5,802,076.81	73,198,716.58
Transfer out	–	–	–	1,195,938.20	–	1,195,938.20
Ending Balance	47,971,396.98	39,898,977.00	69,403,991.91	19,768,428.99	24,851,051.54	201,893,846.42
Accumulated Amortization	157,175,510.75	37,016,269.00	37,547,825.78	15,758,182.29	14,505,497.52	–
Remaining Months	27-28	20	92-96	–	–	–

5.14 Deferred Tax Debits

5.14.1 Consolidated

Item	Ending Balance	Beginning Balance
Provision for Bad Debts	38,560,147.38	33,917,994.63
Provision for Impairment of Inventory	89,964,575.74	50,535,492.19
Provision for Impairment of Fixed Assets	535,500.00	535,500.00
Unverified Losses under Disposal of Fixed Assets	632,513.93	–
Provision for Impairment of Construction-in-progress	2,850,000.00	1,500,000.00
Provision for Impairment of Long-term Investment	580,156.70	580,156.70
Tax Losses	–	141,476,924.86
Total	**133,122,893.75**	**228,546,068.38**

5. Notes to Main Items of Financial Statements (Cont'd)

5.14 Deferred Tax Debits (Cont'd)

5.14.1 Consolidated (Cont'd)

The company did not recognize the tax losses this year and transferred the amount of prior period tax losses to the current income tax expense, based on the prudence principle and the code of No.(2003)29 which is promulgated by the Ministry of Finance.

5.14.2 Parent Company

Item	Ending Balance	Beginning Balance
Provision for Bad Debts	23,766,108.91	20,701,465.62
Provision for Impairment of Inventory	83,685,044.13	44,649,956.26
Provision for Impairment of Fixed Assets	535,500.00	535,500.00
Unverified Losses under Disposal of Fixed Assets	632,513.93	
Provision for Impairment of Construction-in-progress	2,850,000.00	1,500,000.00
Provision for Impairment of Long-term Investment	–	–
Tax Losses	–	141,476,924.86
Total	**111,469,166.97**	**208,863,846.74**

5.15 Short-term Loans

Category	Ending Balance	Beginning Balance
Credit Loans	4,601,917,352.58	4,501,508,747.03
Guarantee Loans	30,000,000.00	–
Total	**4,631,917,352.58**	**4,501,508,747.03**

Guarantee Loans are borrowed by Eastern Airlines Hotel Co., Ltd.- a stock-held subsidiaries of the Company from Eastern Air Group Finance Co., Ltd. and the guarantor is Eastern Air Group Co., a shareholder holding over 5% of the Company's share capital.

5.16 Notes Payable

Item	Ending Balance	Beginning Balance
Commercial Acceptance Bills	676,486,871.84	411,246,877.94
Bank Acceptance Bills	80,000,000.00	–
Total	**756,486,871.84**	**411,246,877.94**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.16 Notes Payable (Cont'd)

The Company has signed integrated credit facility contracts with China Construction Bank Shanghai Branch, Shanghai Bank, China Minsheng Banking Co. Ltd. Shanghai Branch, Shenzhen Development Bank Shanghai Branch, and Xingye Bank Shanghai Branch this year. The company pay for the goods by issuing the commercial acceptance drafts whose interests are born by the buyer.

The notes payable are discounted commercial acceptance bills issued by banks for the purchase of equipment with discount interests born by the Company.

Among the year-end balance, no amount is due from shareholder holding over 5% (including 5%) of the Company's share capital.

The ending balance is 84% higher than the last year, mainly due to the Company increases its financing to satisfy the increasing investment.

5.17 Accounts Payable

	Ending Balance	Beginning Balance
	370,753,762.69	**371,620,243.08**

Accounts payable refer to the amounts payable to other airlines, which have been billed but unsettled yet and the amounts payable for purchase of aviation equipment.
There is no amount due to shareholders holding more than 5% (including 5%) of the Company's voting shares.

5.18 Advances from Customers

	Ending Balance	Beginning Balance
	95,527,168.39	**61,085,495.49**

There is no amount due to shareholders that hold more than 5% (including 5%) of the Company's voting shares.

5. Notes to Main Items of Financial Statements (Cont'd)

5.19 International Sales in Advance of Carriage

<International Sales in Advance of Carriage> refers to the amount pending settlement resulting from the sale of passenger, cargo, mail and over-weighted luggage tickets for international routes. On receipt of evidence of transportation provided by the Company or other airlines, the amount is then transferred to revenue or accounts payable respectively. <International Sales in Advance of Carriage> has an ending credit balance of RMB808,998,400.37.

5.20 Domestic Sales in Advance of Carriage

<Domestic Sales in Advance of Carriage> refers to the amount pending settlement resulting from the sale of passenger, cargo, mail and over-weighted luggage tickets for domestic routes. On receipt of the evidence of transportation from the Company or other airlines, the amount is then transferred to revenue or accounts payable respectively. <Domestic Sales in Advance of Carriage> has an ending credit balance of RMB253,000,258.93.

5.21 Dividend payable

Item	Ending Balance	Beginning Balance
Dividends of Legal-person Shares	735,594.70	2,948,841.00
Dividends of Public Shares	–	–
Total	**735,594.70**	**2,948,841.00**

5.22 Tax Payable

Item	Ending Balance	Beginning Balance
Income Tax	185,850,339.44	122,686,423.44
Value-added Tax	7,014,698.63	1,836,551.03
Business Tax (Note)	(9,662,805.69)	55,027,588.52
City Construction Tax	152,775.12	3,724,309.17
Others	3,585,952.89	4,254,667.70
Total	**186,940,960.39**	**187,529,539.86**

Note: Business tax payable showing a debit balance is because of the tax exemption received after the actual payments, which can offset the payable in the next year.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.23 Civil Aviation Infrastructure Levies Payable

The civil aviation infrastructure levies are charged at a certain percentage of the traffic revenue and are payable to CAAC. The year-end balance is RMB29,014,186.52, 81% less than that of last year, which is mainly because the Company met the exemption regulation since May 2003.

5.24 Other outstanding payment (Statutory)

The ending balance of Other outstanding payment (Statutory) is RMB336,823,440.10, 9,320% higher than the beginning balance, mainly because the Company follows "Regulations on the Accounting Treatment in the Reform of Staff Housing" (Cai-kuai [2001] 5) and has accrued housing subsidy for employees.

5.25 Other Payables

	Ending Balance	Beginning Balance
	1,330,458,305.06	**770,363,539.11**

Among the ending balance, RMB19,140 million is payable to Eastern Air Group Company, a shareholder holding over 5% of the Company's share capital.

The ending balance is 73% higher than the last year, mainly due to the increased Customs Duties, VAT, and import commission for newly purchased aircrafts.

5. Notes to Main Items of Financial Statements (Cont'd)

5.26 Accrued Expenses

Item	Ending Balance	Beginning Balance
Accrued Interest on Aircraft under Financial Lease	137,948,486.64	93,964,429.15
Accrued Interest on Loan	27,143,453.92	19,488,742.65
Aircraft Operating Lease Obligation	137,273,131.76	71,488,498.31
Overhaul Expenses of Aircraft Engines	1,056,316,918.26	1,202,799,635.72
Taking-off & Landing Charges	683,835,038.21	420,325,453.57
Aircraft Fuel	708,322,128.36	307,475,642.31
Food and Beverage	121,553,879.31	62,049,268.88
Aircraft Insurance	84,368,514.74	12,446,521.30
Flight Crew Training	106,484,790.41	8,162,818.47
Off-Port Information Expense	95,598,325.20	56,288,250.93
Flying Hours Expenses	11,828,037.73	10,786,374.12
Rentals of Office Buildings	942,873.51	15,903,578.11
Airport Consumables Repairing Charge	44,850,000.00	–
Others	19,514,611.00	16,255,480.08
Total	**3,235,980,189.05**	**2,297,434,693.60**

The ending balance is 73% higher than the last year, mainly due to longer settlement period of the Company.

5.27 Current Portion of Long-term Liabilities

Item	Ending Balance	Beginning Balance
Current Portion of Long-term Loans	1,956,619,716.19	984,952,960.00
Current Portion of Long-term Accounts Payable	1,986,221,318.24	2,524,415,084.78
Current Portion of Amount Payable due to Assets Transfer	30,000,000.00	30,000,000.00
Total	**3,972,841,034.43**	**3,539,368,044.78**

Current Portion of Long-term Accounts Payable is amount payable for fixed assets held under financial lease. Details are as follows:

Item	Ending Balance	Beginning Balance
The least payment for fixed assets held under financial lease	2,427,469,083.52	3,114,783,680.70
Less: Un-transferred financing expenses	441,247,765.28	590,368,595.92
Net amount of long-term accounts payable for fixed assets held under financial lease	**1,986,221,318.24**	**2,524,415,084.78**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.28 Long-term Loans

Type	Ending Balance	Beginning Balance
Credit	3,434,162,629.12	2,348,556,295.63
Guaranteed	412,500,000.00	687,500,000.00
Collateralized	3,963,321,055.33	739,832,417.12
Total	**7,809,983,684.45**	**3,775,888,712.75**

The guarantor of the debt above is Eastern Air Group Co., a shareholder holding over 5% of the Company's share capital.

The collateral of the collateralized loans are eleven A320 aircrafts, one A340 aircraft and two B-737 Aircrafts, of which the relevant procedures are still in process.

The ending balance is 107% higher than the last year, mainly due to more financing for increasing investment.

5.29 Long-term Accounts Payable

Item	Ending Balance	Beginning Balance
Accounts payable for fixed assets held under financial lease	6,570,984,780.75	7,393,355,532.98
Accounts payable to China Civil Aviation Flight Institute	150,000,000.00	180,000,000.00
Total	**6,720,984,780.75**	**7,573,355,532.98**

5.29.1 Accounts Payable for Fixed Assets Held under Financial Lease

Item	Ending Balance	Beginning Balance
Least payment for fixed assets held under financial lease	7,329,817,580.65	8,502,268,858.55
Less: Un-transferred financing expenses	758,832,799.91	1,108,913,325.57
Net amount of long-term accounts payable for fixed assets held under financial lease	**6,570,984,780.75**	**7,393,355,532.98**

The ending balance of accounts payable for fixed assets held under financial lease is RMB6,570,984,780.75, which is payable to financial lease companies for aircraft held under financial lease. The balance includes USD 515,095,962.75 translated at the exchange rate of @ 8.2767; DEM 199,814,676.67, translated at @5.2859; JPY 16,197,787,123.00, translated at @0.077263.

1:67

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.29 Long-term Accounts Payable (Cont'd)

5.29.2 Payment for China Civil Aviation Flight Institute

The Company acquired the assets of Great Wall Airlines Co., which was under the jurisdiction of China Civil Aviation Flight Institute, at a price of RMB270 million. According to the transfer agreement, the Company will pay in installments in 9 years starting from June 2001. The Company paid RMB30 million this year. Accumulated paid RMB90 million and ending balance RMB150 million.

5.30 Deferred Tax Credits

Item	Ending Balance	Beginning Balance
Tangible Assets Donated	181,714.53	181,714.53
Assets Revaluation Increment	392,962.50	471,555.00
Return of investment	–	1,470,102.86
Depreciation	258,223,983.81	182,463,110.05
Total	**258,798,660.84**	**184,586,482.44**

5.31 Share Capital

	Beginning Balance	Change, Current	Ending Balance
I. Unlisted Shares			
1. Sponsors' Shares			
Including:			
State-owned Shares	3,000,000,000.00	–	3,000,000,000.00
2. Subscribed Legal Person Shares			
3. Internal Staff Shares			
Total Unlisted Shares	3,000,000,000.00	–	3,000,000,000.00
II. Listed Shares			
1. Domestically Listed RMB Common shares	300,000,000.00	–	300,000,000.00
2. Domestically Listed Foreign Invested Shares			
3. Overseas Listed Foreign Invested Shares	1,566,950,000.00	–	1,566,950,000.00
Total Listed Shares	1,866,950,000.00	–	1,866,950,000.00
III. Total Capital Shares	**4,866,950,000.00**	–	**4,866,950,000.00**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.32 Capital Reserve

Item	Beginning Balance	Increase	Decrease	Ending Balance
Premium on Shares	954,456,511.50	–	–	954,456,511.50
Reserve for Equity Investment	29,728,008.58	336,045.97	–	30,064,054.55
Reserve for Asset Revaluation Increment	203,086,312.74	–	40,540,209.92	162,546,102.82
Other Capital Surplus Transferred In	69,838,951.60	40,604,030.92	110,442,982.52	–
Transferred from Payments for Special Purpose	–	19,888.00	–	19,888.00
Total	**1,257,109,784.42**	**40,959,964.89**	**150,983,192.44**	**1,147,086,556.87**

The current decrease of <Capital Surplus-Reserve for Asset Revaluation Increment> mainly refers to the amortization of asset evaluation increment of RMB400,948,524.29 formed during the restructuring of the Company. From year 1998, the balance is to be amortized into < Capital Surplus-Other Capital Surplus Transferred In> evenly over a period of 10 years.

The decrease of < Other Capital Surplus Transferred In > is mainly because the Company has utilized part of the capital reserve after adoption of "Staff Housing Reform of China Eastern Airlines Corporation Limited" and its implementation procedures since Jan. 1, 2003. This policy has already been passed in the 16th routine meeting of the Board of Directors held in April 2003 pursuant to circulars of Cai-Qi [2000] 295 and Cai-Kuai [2001] 5 issued by Ministry of Finance.

5.33 Surplus Reserve

Item	Beginning Balance	Increase, Current	Decrease, Current	Ending Balance
Statutory Surplus Reserve	29,593,534.24	30,227,402.60	–	59,820,936.84
Public Welfare Fund	29,512,368.58	29,390,620.58	–	58,902,989.16
Discretionary Surplus Reserve	81,165.66	–	–	81,165.66
Total	**59,187,068.48**	**59,618,023.18**	**–**	**118,805,091.66**

The increased Statutory Surplus Reserve and Public Welfare Funds are reserved according to the net profit of 2 consolidated subsidiaries – China Cargo Airlines Co., Ltd. and Shanghai East Airline investment Co., Ltd..

5. Notes to Main Items of Financial Statements (Cont'd)

5.34 Undistributed Profit

Undistributed Profit at the Beginning of the Year	198,158,023.32
Add: Current Profit	(825,971,803.30)
Less: Provision for staff housing benefits	218,496,333.73
Distributable Profit	(846,310,113.71)
Less: Appropriation of Surplus Reserve	59,618,023.18
Ending Balance	**(905,928,136.89)**

5.35 Revenue from Main Operations

5.35.1 Consolidated

5.35.1.1 Business Type

Item	Year 2003 Revenue	Year 2003 Cost	Year 2003 Profit	Year 2002 Revenue	Year 2002 Cost	Year 2002 Profit
Air Transportation & Commission	13,983,687,842.77	11,762,059,581.10	2,221,628,261.67	13,379,279,059.75	10,213,367,112.89	3,165,911,946.86
Training	15,370,510.38	12,928,553.68	2,441,956.70	11,366,765.58	7,648,578.38	3,718,187.20
Total	**13,999,058,353.15**	**11,774,988,134.78**	**2,224,070,218.37**	**13,390,645,825.33**	**10,221,015,691.27**	**3,169,630,134.06**

5.35.1.2 Region

Item	Year 2003 Revenue	Year 2003 Cost	Year 2003 Profit	Year 2002 Revenue	Year 2002 Cost	Year 2002 Profit
Domestic	6,242,387,220.79	5,496,774,914.49	745,612,306.30	5,571,650,074.70	4,659,868,050.69	911,782,024.01
International	5,747,487,545.89	4,567,356,411.93	1,180,131,133.96	5,612,659,786.51	4,123,430,579.29	1,489,229,207.22
Regional	2,009,183,586.47	1,710,856,808.36	298,326,778.11	2,206,335,964.12	1,437,717,061.29	768,618,902.83
Total	**13,999,058,353.15**	**11,774,988,134.78**	**2,224,070,218.37**	**13,390,645,825.33**	**10,221,015,691.27**	**3,169,630,134.06**

The revenue from top 5 customers is RMB1,139 million, representing 8% of the total revenue.

5.35.2 Parent Company

5.35.2.1 Business Type

Item	Year 2003 Revenue	Year 2003 Cost	Year 2003 Profit	Year 2002 Revenue	Year 2002 Cost	Year 2002 Profit
Air Transportation & Commission	11,061,812,480.67	9,655,745,315.47	1,406,067,165.20	11,128,759,660.56	8,510,522,752.59	2,618,236,907.97
Training	-	-	-	-	-	-
Total	**11,061,812,480.67**	**9,655,745,315.47**	**1,406,067,165.20**	**11,128,759,660.56**	**8,510,522,752.59**	**2,618,236,907.97**

5. Notes to Main Items of Financial Statements (Cont'd)

5.35 Revenue from Main Operations (Cont'd)

5.35.2.2 Region

	Year 2003			Year 2002		
Item	Revenue	Cost	Profit	Revenue	Cost	Profit
Domestic	5,209,284,524.38	4,560,046,428.45	649,238,095.93	4,785,673,698.76	4,049,510,978.23	736,162,720.53
International	3,983,811,739.20	3,445,026,148.78	538,785,590.42	4,288,482,219.73	3,159,948,587.51	1,128,533,632.22
Regional	1,868,716,217.09	1,650,672,738.24	218,043,478.85	2,054,603,742.07	1,301,063,186.85	753,540,555.22
Total	**11,061,812,480.67**	**9,655,745,315.47**	**1,406,067,165.20**	**11,128,759,660.56**	**8,510,522,752.59**	**2,618,236,907.97**

The revenue from top 5 customers is 1,139 million, representing 10% of the total revenue.

5.36 Revenue for Civil Air Infrastructure Construction Fund

	Year 2003	Year 2002
	129,645,221.00	**430,869,428.70**

The Revenue for Civil Air Infrastructure Construction Fund is 70% less than that of last year, mainly because the Company is exempt from Civil Aviation Infrastructure Levies from May 1, 2003 according to "Notice on the Reduction or Exemption of Government Fund for Industries Seriously Influenced by Sars" issued by the Ministry of Finance (its ref. No HZMD 2003-1), reducing the Revenue for Civil Air Infrastructure Construction Fund by RMB328 million.

5.37 Business Tax and Additional

Item	Year 2003	Year 2002
Business Tax	152,855,144.10	276,858,909.03
City Construction Tax	9,877,254.52	18,863,070.34
Education Tax	4,626,064.60	8,716,110.60
Total	**167,358,463.22**	**304,438,089.97**

The business tax and additional is 45% less than that of last year, mainly because the business tax and additional levied on passenger transportation from May to September is returned to the Company at the full amount as financial subsidy according to Implementation of "Guidance on the Measures to Lower the Influence of Sars on Some Industries" issued by Shanghai Municipal Government (Hu-cai-fa 2003 No. 55). Pursuant to relevant rules, the civil aviation business of the Company is exempt from business tax, city construction tax and additional education tax from Oct. 1, 2003 to Dec. 31, 2003. The business tax and additional is reduced by 153 million this year due to the preferential policy.

170

5. Notes to Main Items of Financial Statements (Cont'd)

5.38 Other Operating Revenue

	Year 2003			Year 2002		
Item	Revenue	Cost	Profit	Revenue	Cost	Profit
Materials Transfer	10,979,268.19	11,281,151.88	-301,883.69	11,804,244.71	9,030,533.64	2,773,711.07
Commission	193,861.48	16,696.40	177,165.08	693,951.91	21,554.30	672,397.61
Ground Service	627,804,688.24	286,573,319.20	341,231,369.04	583,620,478.71	221,787,109.39	361,833,369.32
Overhaul Expenses of Aircraft Engines	28,203,593.55	21,625,727.66	6,577,865.89	-	-	-
Aircraft Sub-lease	95,527,708.25	43,866,576.98	51,661,131.27	208,460,506.76	40,001,610.61	168,458,896.15
Fuel Surcharges	-	-	-	304,340.85	15,202.24	289,138.61
Others	28,137,814.00	17,648,692.47	10,489,121.53	15,324,492.24	5,044,469.18	10,280,023.06
Total	**790,846,933.71**	**381,012,164.59**	**409,834,769.12**	**820,208,015.18**	**275,900,479.36**	**544,307,535.82**

5.39 General & Administrative Expenses

The General & Administrative Expenses is RMB1,083,814,024.61, 31% higher than last year, mainly due to the company intended to dispose FK100, MD82, B737-200 airport consumables the charge the provision for impairment according to the different between the expected market value and book value.

5.40 Financial Expenses

Item	Year 2003	Year 2002
Interest Expenses	822,474,889.49	884,500,906.00
Less: Interest Income	108,408,300.66	77,326,940.51
Exchange Losses	369,031,974.00	256,550,847.45
Less: Exchange Gains	306,183,837.29	223,508,872.85
Others	8,125,980.10	4,305,655.88
Total	**785,040,705.64**	**844,521,595.97**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.41 Investment Income

5.41.1 Consolidated

Item	Year 2003	Year 2002
Stock Investment Gains	22,203,405.49	490,645.16
Bond Investment Gains	43,604,968.41	40,357,799.48
Profit Distributed by Investee Company Accounted with Cost Method	993,288.00	–
Net Increase (Decrease) of Shareholders' Equity of Investee Companies Adjusted at the End of the Year	(17,000,829.32)	(17,939,062.73)
Amortization of Equity Investment Difference	(5,996,539.49)	(1,650,811.17)
Total	**43,804,293.09**	**21,258,570.74**

The investment income is 106% higher then last year, which is the return of investment mainly because Shanghai East Airport investment Co., Ltd, the subsidiary of the company, disposed the short-term investment.

5.41.2 Parent Company

Item	Year 2003	Year 2002
Stock Investment Gains	–	–
Bond Investment Gains	43,604,968.41	40,357,799.48
Net Increase (Decrease) of Shareholders' Equity of Investee Companies Adjusted at the End of the Year	290,186,821.66	147,933,467.28
Amortization of Equity Investment Difference	(6,625,140.16)	(1,813,020.49)
Others	–	–
Total	**328,159,937.91**	**186,478,246.27**

The parent company's income on investment is 76% higher than last year, mainly due to the increased net profit of China Cargo Airlines Co., Ltd., a share-hold subsidiary of the company than last year.

5. Notes to Main Items of Financial Statements (Cont'd)

5.42 Subsidy Income

Item	Year 2003	Year 2002
Airline subsidy	5,860,000.00	–
Return of Tax	43,568,528.18	–
Financial Subsidy	38,466,000.00	54,810,000.00
Total	**87,894,528.18**	**54,810,000.00**

5.42.1 With the regulation (2003)55 of Shanghai Ministry of Finance, the Company is granted a Financial subsidy of RMB43,568,528.18.

5.42.2 The Company received financial subsidy RMB38,466,000.00, including fund of financial subsidy RMB22,366,000.00 and of financial subsidy interest RMB16,100,000.00.

5.43 Non-operating Income

Item	Year 2003	Year 2002
Net Gains on Disposal of Fixed Assets	1,330,807.51	28,417,571.21
Penalty Income	3,952,829.46	1,978,443.48
Others	117,699,085.21	504,608.71
Stock Profit of Fixed Assets	–	26,248.80
Total	**122,982,722.18**	**30,926,872.20**

According to the < business accounting method of civil aviation company > which transmitted from regulation (2003)18 issue by ministry of finance, the company recognized the amount in International & Domestic Sales in Advance of Carriage which excesses the settlement period as "excesses settlement period", and transferred the amount into non-operating income. (the Company handled this excesses settlement period amount into main operation income before taking this method). The amount transferred this year is RMB116 millions.

5.44 Non-operating Expenses

Item	Year 2003	Year 2002
Net Loss on Disposal of Fixed Assets	9,674,564.75	19,647,884.77
Penalties	865,566.54	1,707,403.00
Donation	328,941.06	1,860,218.19
Provision for Impairment of Construction-in-progress	9,000,000.00	–
Others	8,656,113.78	5,110,348.15
Total	**28,525,186.13**	**28,325,854.11**

5. Notes to Main Items of Financial Statements (Cont'd)

5.45 Income Tax

The income tax this year is RMB296,270,791.76, which is deferred income taxes. The main reason of income tax higher than last year is referenced at 5.14.1.

5.46 Other Significant Items in the Cash Flows Statement

5.46.1 Included in cash received relating to other investing activities is RMB13,454,791.82, which is the beginning balance of cash and cash equivalents of Eastern Airlines Hotel, a subsidiary included in the consolidation scope this period.

5.46.2 Included in cash paid relating to other investing activities is RMB30,000,000.00, paid for the purchase of Great Wall Airlines Co., an affiliate of former China Civil Aviation Flight Institute, according to assets transfer agreement.

5.46.3 Included in cash received relating to other financing activities is RMB73,774,497.56, interest income from the deposit for aircraft held under finance lease.

5.46.4 Included in the cash paid relating to other financing activities is RMB1,720,800,203.97, principal and interest paid for the finance lease.

5. Notes to Main Items of Financial Statements (Cont'd)

5.47 Subsidiaries Included in the Consolidation Scope Starting from this Period

Eastern Airlines Hotel Co., Ltd. was in the stage of preparation last year and not included in consolidation scope accordingly. The hotel started formal operation since Jan. 1 of this year. The financial statements of the company as of the end of this year are included in the consolidation scope. The main financial data of the company is as follows:

	Ending Balance	Beginning Balance
Total assets	96,710,624.18	96,388,062.46
Current assets	6,864,922.28	51,788,313.80
Long-term investment	–	–
Fixed assets	89,845,701.90	44,599,748.66
Intangible assets	–	–
Other assets	–	–
Total liability	38,033,975.25	26,388,062.46
Current liability	38,033,975.25	26,388,062.46
Long-term liability	–	–

	Year 2003	Year 2002
Main operation revenue	9,391,163.02	–
Main operation income	6,444,608.62	–
Total income	(11,323,351.07)	–
Income tax expenses	–	–
Net income	**(11,323,351.07)**	–

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.48 Stock-holding Subsidiaries newly Invested

The Company invested in Shanghai East Aircraft Maintain Co., Ltd. and Shanghai Eastern Airlines Swire Investment Co., Ltd. in the form of cash and has control over the two companies. The financial statements of the two companies as of the end of this period are included in the consolidation scope. The main financial data of the two companies are as follows:

5.48.1 Shanghai East Aircraft Maintain Co., Ltd.

	Ending Balance
Total assets	21,845,397.35
Current assets	19,774,378.31
Long-term investment	–
Fixed assets	2,071,019.04
Intangible assets	–
Other assets	–
Total liability	615,257.50
Current liability	615,257.50
Long-term liability	

	Year 2003
Main operation revenue	1,114,038.94
Main operation income	(182,525.22)
Total income	(4,427,630.15)
Income tax expenses	–
Net income	(4,427,630.15)

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

5. Notes to Main Items of Financial Statements (Cont'd)

5.48 Stock-holding Subsidiaries newly Invested (Cont'd)

5.48.2 Shanghai Eastern Airlines Swire Investment Co., Ltd.

	Ending Balance
Total assets	18,624,840.32
Current assets	18,267,200.14
Long-term investment	
Fixed assets	3,400.00
Intangible assets	
Other assets	354,240.18
Total liability	1,815.32
Current liability	1,815.32
Long-term liability	–

	Year 2003
Main operation revenue	–
Main operation income	–
Total income	–
Income tax expenses	–
Net income	–

5.49 Non-frequented gains and losses

Item	Year 2003	Year 2002
Gain on short-term investment	18,872,894.67	417,048.39
Subsidy income	75,135,348.95	46,588,500.00
Gains on disposal of fixed assets	1,113,033.44	24,141,029.50
Revenue of Sales in Advance of Carriage excesses settlement period	98,966,740.57	–
Other Operating Revenue	4,424,966.51	2,125,010.23
Less: Losses on disposal of fixed assets	8,832,544.21	16,455,434.21
Other Non-operating Expense	8,495,601.45	8,041,296.24
Total	**181,184,838.48**	**48,774,857.67**

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

6. Related Party Relationships and Transactions

6.1 Related Parties with Control Relationship

6.1.1 Brief Introduction of Related Parties with Control Relationship

Company	Registered Address	Main Operations	Relation with the Company	Type	Legal Representative
Eastern Air Group Company	Hongqiao West Rd., Shanghai	Management of subsidiary companies	Parent company	State-owned	Ye Yigan
Shanghai Eastern Flight Training Co., Ltd.	Waigaoqiao, Shanghai	Training of flying crew and other staff in connection with aviation	Subsidiary	Limited Liability	Yan Banghong
Qi Lu Eastern Air Catering Co. Ltd.	Jinan	Manufacturing and sale of food, supply of food and beverage on board	Subsidiary	Limited Liability	Wang Yunlong
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	Nanjing	Tourist service, sales of souvenirs and handicraft	Subsidiary	Limited Liability	Hua Dexiang
Eastern Airlines Hotel Co., Ltd.	Beijing	Sales of packaged food, beverage, knitwear, grocery	Subsidiary	Limited Liability	Cao Jianxong
China Cargo Airlines Co. Ltd.	Pudong New Area	Air transportation of cargo and mails over domestic and international air routes	Subsidiary	Limited Liability	Li Zhongming
Jiangnan Tourism (Hong Kong) Co.	Hong Kong	Tourist service	Subsidiary	Limited Liabilities	Su Guoxin
Eastern Airlines (Shantou) Economic Development Co., Ltd.	Shantou	Manufacture and sales of products on airlines, sales of grocery and chemistries materials	Subsidiary	Limited Liabilities	Wu Jiuhong
China Eastern Airlines Jiangsu Co., Ltd.	Nanjing	Air transportation of passengers, cargo and mails over domestic and approved international air routes	Subsidiary	Limited Liability	Su Guoxin
Eastern Airlines Jiangsu Advertisement Co.	Nanjing	Design of newspaper, advertisement, and presswork	Subsidiary	Collective owned enterprise	Yang Jianmin
Shanghai Eastern Fudart Transportation Services Co., Ltd.	Pudong New Area, Shanghai	Agent services for transportation of imp. & exp. cargo by air or sea; international air express	Subsidiary	Sino-foreign joint venture	Zhou Liguo
Shanghai Eastern Airlines Investment Co., Ltd.	Pudong New Area, Shanghai	Industry investment and the related consulting services	Subsidiary	Limited Liability	Liu Shaoyong
Shanghai East Aircraft Maintain Co., Ltd.	Pudong New Area, Shanghai	Airline maintaining services	Subsidiary	Sino-foreign joint venture	Yang Xu

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

6. Related Party Relationships and Transactions (Cont'd)

6.1 Related Parties with Control Relationship (Cont'd)

6.1.2 Registered Capital and its Movement of Related Parties with Control Relationship

Company	Beginning Balance	Increase	Decrease	Ending Balance
Eastern Air Group Company	748,970,000.00	–	–	748,970,000.00
Shanghai Eastern Flight Training Co., Ltd.	358,000,000.00	115,000,000.00	–	473,000,000.00
Qi Lu Eastern Air Catering Co. Ltd.	13,366,667.20	–	–	13,366,667.20
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	1,500,000.00	–	–	1,500,000.00
Eastern Airlines Hotel Co., Ltd.	70,000,000.00	–	–	70,000,000.00
China Cargo Airlines Co. Ltd.	500,000,000.00	–	–	500,000,000.00
Eastern Airlines (Shantou) Economic Development Co., Ltd.	5,000,000.00	–	–	5,000,000.00
Jiangnan Tourism (Hong Kong) Co.	641,100.00	–	–	641,100.00
China Eastern Airlines Jiangsu Co., Ltd.	257,503,600.00	–	–	257,503,600.00
Eastern Airlines Jiangsu Advertisement Co.	300,000.00	–	–	300,000.00
Shanghai Eastern Fudart Transportation Services Co., Ltd.	USD1,000,000	–	–	USD1,000,000
Shanghai Eastern Airlines Investment Co., Ltd.	300,000,000.00	112,500,000.00	–	412,500,000.00
Shanghai East Aircraft Maintain Co., Ltd.	–	USD3,100,000	–	USD3,100,000

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

6. Related Party Relationships and Transactions (Cont'd)

6.1 Related Parties with Control Relationship (Cont'd)

6.1.3 Stock Held and its Movement of Related Parties with Control Relationship

Company	Beginning Balance Amount	%	Increase, Current Amount	%	Decrease, Current Amount	%	Ending Balance Amount	%
Eastern Air Group Company	3,000,000,000.00	62.00	-	-	-	-	3,000,000,000.00	62.00
Shanghai Eastern Flight Training Co., Ltd.	340,100,000.00	95.00	109,250,000.00	-	-	-	449,350,000.00	95.00
Qi Lu Eastern Air Catering Co. Ltd.	8,688,333.68	65.00	-	-	-	-	8,688,333.68	65.00
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	577,500.00	38.50	-	-	-	-	577,500.00	38.50
Eastern Airlines Industrial Co., Ltd.	60,100,000.00	85.86	-	-	-	-	60,100,000.00	85.86
China Cargo Airlines Co. Ltd.	350,000,000.00	70.00	-	-	-	-	350,000,000.00	70.00
Eastern Airlines (Shantou) Economic Development Co., Ltd.	2,750,000.00	55.00	-	-	-	-	2,750,000.00	55.00
Jiangnan Tourism (Hong Kong) Co.	352,605.00	55.00	-	-	-	-	352,605.00	55.00
China Eastern Airlines Jiangsu Co., Ltd.	141,626,980.00	55.00	-	-	-	-	141,626,980.00	55.00
Eastern Airlines Jiangsu Advertisement Co.	893,354.87	55.00	-	-	-	-	893,354.87	55.00
Shanghai Eastern Fudart Transportation Services Co., Ltd.	7,088,244.40	51.00	-	-	-	-	7,088,244.40	51.00
Shanghai Eastern Airlines Investment Co., Ltd.	295,020,000.00	98.34	112,500,000.00	0.45	-	-	407,520,000.00	98.79
Shanghai East Aircraft Maintain Co., Ltd.	-	-	15,394,662.00	60.00	-	-	15,394,662.00	60.00

6.1.4 Transactions with Related Parties with Control Relationship (Unit: RMB'000)

6.1.4.1 Transaction Amount with Related Parties

6.1.4.1.1 Supply of Food and Beverage

Company	Year 2003	Year 2002
Qi Lu Eastern Air Catering Co. Ltd.	5,285	8,823
Eastern Airlines (Shantou) Economic development Co., Ltd.	36,413	46,666

6.1.4.1.2 Funding

China East Airlines Group Co. entrusted China East Airlines Group Finance Co. provided non-interest short-term loan. The principle of the loan is RMB830 millions, period from June, 2003 to November, 2003.

6. Related Party Relationships and Transactions (Cont'd)

6.1 Related Parties with Control Relationship (Cont'd)

6.1.4.2 Amount Due From or To the Related Parties

Item	Year 2003	Year 2002
Other account receivable: China East Airlines Group Co.	961	1,765
Other account payable: China East Airlines Group Co.	13,797	19,135
Account receivable: Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	7,108	11,950

6.2 Related Parties without Control Relationship but have Transactions with the Company

6.2.1 Nature of Relation with Related Parties without Control Relationship

Company	Relation with the Company
China Eastern Airlines Import and Export Co. Ltd	Subsidiary
Qingdao Air Service Co., Ltd.	Same parent company
Eastern Air Group Finance Co., Ltd.	Same parent company
Shanghai Eastern Real Estate Operation Co.	Same parent company
Shanghai Eastern Air Real Estate Management Co.	Same parent company
Eastern Automobile Repair Works	Same parent company
Shanghai Eastern Air Catering Co., Ltd.	Same parent company
Shanghai Eastern Aviation Equipment Manufacturing Corporation	Same parent company
Shanghai Aviation Printing Co., Ltd.	Same parent company
Eastern Aviation Advertising Service Co.	Subsidiary
Eastern Airlines Int'l Tourism Transportation Co., Ltd	Same parent company
Shanghai Dongmei Aviation Travel Co., Ltd.	Subsidiary
Shanghai Eastern Development Co.	Same parent company
Eastern (Zhoushan) Tourism Industrial Development Company	Same parent company
Shanghai Travel Service (Hong Kong) Co., Ltd.	Same parent company
Shanghai Tourism (Hong Kong) Co., Ltd.	Same parent company
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	Subsidiary
Shanghai Eastern General Service Co.	Same parent company
China Eastern Airlines Wuhan Co., Ltd.	Subsidiary
China Eastern Airlines North West Co., Ltd.	Same parent company
China Eastern Airlines Yunnan Co., Ltd.	Same parent company
Nanjing Aviation Co.	Same parent company
Shanghai Civil Aviation Dongda Industrial Co.	Same parent company

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

6. Related Party Relationships and Transactions (Cont'd)

6.2 Related Parties without Control Relationship but have Transactions with the Company (Cont'd)

6.2.2 Amount of Related Party Transactions (Unit: RMB'000)

6.2.2.1 Purchase

The breakdown of purchase of fixed assets, flight equipment or food and beverage by the Company from related parties is as follows.

Company	Year 2003	Year 2002
Qingdao Air Service Co., Ltd.	2,518	12,751
Shanghai Eastern Air Catering Co., Ltd.	96,984	117,242
Shanghai Eastern Aviation Equipment Manufacturing Corporation	3,149	8,394
Eastern Aviation Advertising Service Co.	1,360	4,758
Shanghai Eastern General Service Depr.	449	–
China Eastern Airlines Import and Export Co. Ltd	3,079,271	3,414,820

6.2.2.2 Service

The services provided by related parties are as follows.

Company	Year 2003	Year 2002
China Eastern Airlines Import and Export Co. Ltd	21,393	20,156
Shanghai Eastern Real Estate Operation Co.	6,048	3,291
Shanghai Eastern Aviation Equipment Manufacturing Corporation	5,945	50
Shanghai Aviation Printing Co., Ltd.	10,447	1,594
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	25,361	24,146
Eastern Aviation Advertising Service Co.	1,317	99
Shanghai Dongmei Aviation Travel Co., Ltd.	24,940	11,302
Shanghai Eastern General Service Co.	20,112	1,683
China Eastern Airlines Wuhan Co., Ltd.	8,547	–
China Eastern Airline North West Co., Ltd.	17,776	–
China Eastern Airline Yunnan Co., Ltd.	10,743	–

193

6. Related Party Relationships and Transactions (Cont'd)

6.2 Related Parties without Control Relationship but have Transactions with the Company (Cont'd)

6.2.2.3 Labor

The labor provided to related parties are as follows.

Company	Year 2003	Year 2002
China Eastern Airlines Wuhan Co., Ltd.	28,965	–
China Eastern Airline North West Co., Ltd.	47,457	–
Nanjing Aviation Co.	4,210	–
China Eastern Airline Yunnan Co., Ltd.	50,442	–

6.2.2.4 Supply of fund

The placement of deposit by the Company in Eastern Air Group Finance Co., Ltd. generated an interest income of 4,096 thousand in 2003.

6.2.2.5 Finance

Then Company paid an interest of 5,352 thousand for borrowings from Eastern Air Group Finance Co., Ltd..

6.2.2.6 Lease

6.2.2.6.1 The Company paid a rent of RMB69,118 thousand to China Eastern Airline North West Co., Ltd. for the lease of two A300 during aircrafts Oct.-Dec. 2003

6.2.2.6.2 The Company received a rent of RMB31,624 thousand to China Eastern Airlines Wuhan Co., Ltd. for the lease of two B737-300 aircrafts during Mar.-Dec. 2003

6.2.2.6.3 The Company paid a rent of RMB27,726 thousand to China Eastern Airline Yunnan Co., Ltd. for the lease of two CRJ aircrafts during Oct.-Dec. 2003

6.2.2.6.4 China Eastern Airlines Jiangsu Co., Ltd. paid a rent of RMB22,348 thousand to Nanjing Aviation Co. for the lease of three BAe146-300 aircrafts during July.-Dec. 2003

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

6. Related Party Relationships and Transactions (Cont'd)

6.2 *Related Parties without Control Relationship but have Transactions with the Company (Cont'd)*

6.2.2.7 Purchase of Equity

The Company purchases 45% equity of China Eastern Airlines Import and Export Co. Ltd from Eastern Air Group Company at a price of RMB43,813 thousand. The price is determined by the net assets value appraised on the agreement date.

The Company purchases 35% equity of Shanghai Dongmei Aviation Travel Co., Ltd. from Eastern Air Group Company at a price of RMB5,311 thousand. The price is determined by the net assets value appraised on the agreement date.

The Company purchases 10% equity of Shanghai Dongmei Aviation Travel Co., Ltd. from Shanghai Eastern Airlines Development Co., Ltd. at a price of RMB1,517 thousand. The price is determined by the net assets value appraised on the agreement date.

6.2.3 Amounts Due to or From the Related Parties

6.2.3.1 Accounts Receivable:

Company	Ending Balance	Beginning Balance
Shanghai Eastern Development Co.	10,440	20,455
Shanghai Tourism (Hong Kong) Co., Ltd.	58,190	58,190
Shanghai Dongmei Aviation Travel Co., Ltd.	24,940	24,589
Eastern International Tourism Transportation Co., Ltd.	11,012	11,012
Eastern (Zhoushan) Tourism Industrial Development Co.	5,762	5,762
Shanghai Travel Service (Hong Kong) Co., Ltd.	69,641	102,551
Shanghai Civil Aviation Dongda Industrial Co.	–	1,273
China Eastern Airlines Wuhan Co., Ltd.	423	256
China Eastern Airline North West Co., Ltd.	5,990	–

6.2.3.2 Accounts Payable

Company	Ending Balance	Beginning Balance
China Eastern Airlines Import and Export Co.	156,827	131,236
Shanghai Eastern Air Catering Co., Ltd.	800	–
China Eastern Airlines Wuhan Co., Ltd.	36,100	–
China Eastern Airline North West Co., Ltd.	57,502	–
China Eastern Airline Yunnan Co., Ltd.	30,871	–

6. Related Party Relationships and Transactions (Cont'd)

6.2 Related Parties without Control Relationship but have Transactions with the Company (Cont'd)

6.2.3.3 Other receivables

Company	Ending Balance	Beginning Balance
China Eastern Airlines Import and Export Co.	11,972	8,520
Eastern Aviation Advertising Service Co.	1,392	1,392
Shanghai Eastern Air Catering Co., Ltd.	–	15,590
China Eastern Airline North West Co., Ltd.	14,550	–
China Eastern Airlines Wuhan Co., Ltd.	12,132	2,185
China Eastern Airline Yunnan Co., Ltd.	1,379	–

6.2.3.4 Prepayments

Company	Ending Balance	Beginning Balance
Shanghai Eastern Aviation Equipment Manufacturing Corporation	454	454
China Eastern Airlines Import and Export Co.	17,209	29,695

6.2.3.5 Other Payables

Company	Ending Balance	Beginning Balance
China Eastern Airlines Import and Export Co.	329,635	7,502
Eastern Aviation Advertising Service Co.	1,597	–
Eastern Automobile Repair Works	–	4,193
China Eastern Airline North West Co., Ltd.	49,205	–
Shanghai Eastern Real Estate Operation Co.	64	–
Nanjing Aviation Co.	15,535	–

6.2.3.6 Other Related Party Transactions

Emoluments for key management personnel

Company	Year 2003	Year 2002
Number of key executives	9	10
Emoluments	1,502	1,549

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

7. Commitment

7.1 Financial Lease Commitment

According to the irrevocable financial lease contract, the least financial lease commitment as of Dec. 31, 2003 is equivalent to RMB7,254 million. The lease payable in 2004, 2005 and 2006 is about RMB2,376 million, RMB1,420 million and RMB1,321 million respectively.

7.2 Operating Lease Commitment

According to the irrevocable operating lease contract, the least lease commitment as of Dec. 31, 2003 is RMB5,983 million. The lease payable in 2004, 2005 and 2006 is RMB1,007 million, RMB1,107 million and RMB949 million respectively.

7.3 Capital Expenditure Commitment

The Company signed an agreement with an independent third party for the purchase of five Airbus A340 aircraft, 3 have been delivered in 2003 and 2 are to be delivered in 2004.

The Company signed an agreement with an independent third party to purchase twenty Airbus A320 aircraft. Among the twenty aircraft, 10 have been delivered in 2003, 5 are to be delivered in 2004 and 5 are to be delivered in 2005.

The Company signed an agreement with an independent third party to purchase five CFM56 engines. Of the five engines, one has been delivered in 2003, 2 are to be delivered in 2007 and 2 are to be delivered in 2008.

The Company signed an agreement with an independent third party to purchase four A321 aircrafts. Of the four aircrafts, two are to be delivered in 2004, 2 are to be delivered in 2005.

The Company signed an agreement with an independent third party to refit MD-11 aircrafts to cargo use. Two are finished in 2003, and one will be finished on Feb.2004.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

8. Contingent Event

8.1 China Eastern Airlines Jiangsu Co., Ltd. ("Jiangsu Co."), a company of which 55% of the share capital is held by the Company, issued a guarantee of RMB150 million for Nanjing Lukou International Airport Co., Ltd. to obtain bank loans from China Construction Bank, Jiangsu Branch. The guarantee period is from December 24, 1998 to October 20, 2004.

8.2 The Company estimates that there will be lots of foreign exchange reserve including foreign exchange in currencies of Southeast Asia from the sale of air tickets even after repayment of foreign currency debts such as financial lease commitment and aircraft payment. Considering the continuing devaluation and instability of politics and economy of this area, it is probable that the Company will face great foreign exchange risk. To lower this risk, the Company signed some forward and swap contracts with domestic banks. By Dec. 31, 2003, the Company still has the following contracts which signed but not implemented:

Type	Tenor	Nominal Principal
Interest Rate Swap	2003-2010	197,532.98
Foreign Exchange Swap	2002-2010	40,525.24
Foreign Exchange Forward	2004-2007	206,262.14

9. Unadjusted Events after Balance Sheet Date

9.1 Shanghai Eastern Airlines Investment Co., Ltd. of which 98.79% shares are hold by the Company entrusts Shenyin & Wanguo Securities Co., Ltd. to manage the stock investment for amount RMB270 million. The supervisor is Bank of China Shanghai (Jing'an) Branch. The tenor is from Feb. 5, 2004 to Dec. 19, 2004. According to the investment entrustment agreement, the investment gain is no higher than 7% and the actual investment gains lower than the ratio shall be born by the Company.

9.2 According to the decision of Board of Directors, China Eastern Airlines Jiangsu Co., Ltd.. 55% of its equity is held by the Company ,will increase the paid-in capital from 258 millions to 1,000 millions. The relevant procedures are still in progress.

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2003

9. Unadjusted Events after Balance Sheet Date

9.3 According to the equity transfer agreement signed between the Company, China Ocean Shipping (Group) Company ("COSCO") and China Airlines, Ltd., CEA will transfer 15% of its shares to China Airlines, Ltd.. Meanwhile the registered capital of the Company will be raised to RMB1.5 billion. The percentage of shares held by CEA after the transfer is 55%. The transfer and capital increase has already been approved by Civil Aviation Administration of China and State Planning Commission in Jan. 2003. The relevant procedures still haven't been fully accomplished till the issue date of the financial reports.

9.4 According to aircraft purchase agreement, the Company sold a MD11 aircraft (B2171) to China Cargo Airlines Co. Ltd., the aircraft is delivered on Feb. 2004.

10. Other Significant Event

No other significant event such as debt restructure has occurred this year that will influence the comprehension of the report.

11. Approval of Financial Statements

The financial statements were approved by Board of Directors on April 5, 2004.

12. Comparison

To conform to the principle of consistency, some beginning balances and figures of last year have been reclassified or restated.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2003

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations

Differences between IFRS and PRC Accounting Regulations which have significant effects on the consolidated (loss)/profit attributable to shareholders and consolidated net assets of the Group are summarised as follows:–

	Note	2003 RMB'000	2002 RMB'000
Consolidated (loss)/profit attributable to shareholders			
As stated in accordance with PRC audited statutory accounts		**(825,972)**	124,259
Impact of IFRS and other adjustments:			
Difference in depreciation charges of other flight equipment due to different useful lives	(a)	**329,492**	315,712
Difference in depreciation charges of aircraft due to different useful lives	(b)	**(237,931)**	(180,490)
Loss on disposal of aircraft and engines	(c)	**2,411**	61,097
Provision for overhaul expenses	(d)	**51,181**	(122,564)
Reversal of additional charges of flight equipment spare parts arising from the revaluation surplus of such assets	(e)	**9,221**	9,859
Provision for post–retirement benefits	(f)	**(20,844)**	(23,614)
Staff housing allowance	(g)	**(227,613)**	–
Interest accrued on instalments payable for acquisition of a passenger carriage business	(h)	**(9,610)**	(10,802)
Amortisation of goodwill	(i)	**(5,656)**	(5,656)
Amortisation of negative goodwill	(j)	**3,454**	3,454
Reversal of revalued amount for land use rights	(k)	**8,420**	8,420
Revaluation deficit of fixed assets	(l)	–	(171,753)
Loss on sale of staff quarters	(m)	–	(9,768)
Other	(o)	**(75,086)**	72,841
Tax adjustments	(p)	**48,717**	15,374
As stated in accordance with IFRS		**(949,816)**	86,369

(Prepared in accordance with International Financial Reporting Standards)
31 December 2003

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Cont'd)

	Note	2003 RMB'000	As restated 2002 RMB'000
Consolidated net assets			
As stated in accordance with PRC audited statutory accounts		**5,226,914**	6,381,405
Impact of IFRS and other adjustments:			
Difference in depreciation charges of other flight equipment due to different useful lives	(a)	**1,215,435**	885,943
Difference in depreciation charges of aircraft due to different useful lives	(b)	**2,224,020**	2,461,951
Loss on disposal of aircraft and engines	(c)	**(485,983)**	(488,394)
Provision for overhaul expenses	(d)	**(782,300)**	(833,481)
Reversal of additional charges of flight equipment spare parts arising from the revaluation surplus of such assets	(e)	**(42,743)**	(51,964)
Provision for post-retirement benefits	(f)	**(563,783)**	(542,939)
Provision for staff housing allowance	(g)	**20,727**	(80,179)
Time value on instalments payable for acquisition of a passenger carriage business	(h)	**28,140**	37,750
Goodwill	(i)	**84,828**	90,484
Negative goodwill	(j)	**(46,323)**	(49,777)
Reversal of revalued amount for land use right	(k)	**(366,269)**	(374,689)
Revaluation deficit of fixed assets	(l)	**(68,367)**	(68,367)
Loss on sale of staff quarters	(m)	**24,373**	24,373
Unrealised losses on cash flow hedges	(n)	**(77,879)**	(28,225)
Other	(o)	**111,043**	186,129
Tax adjustments	(p)	**(119,682)**	(170,917)
As stated in accordance with IFRS		**6,382,151**	7,379,103

(Prepared in accordance with International Financial Reporting Standards)
31 December 2003

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Cont'd)

Note:–

Pursuant to the PRC audited statutory accounts for the year ended 31 December 2003, a prior year adjustment amounting to RMB97,339,000 was put through to the Group's retained earnings brought forward from 2002 which resulted in an increase in the consolidated net asset value from RMB6,284,066,000 to RMB6,381,405,000 as at 31 December 2002. This prior year adjustment has been incorporated into the comparative figures of 2002 as set out in the table above.

(a) Under IFRS, other flight equipment are accounted for as fixed assets and depreciation charges are calculated over the expected useful lives of 20 years to residual value of 5% of costs or revalued amounts. Under PRC Accounting Regulations, such flight equipment are classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years.

(b) Under IFRS, depreciation of aircraft is calculated to write off their costs or revalued amounts on a straight-line basis over their expected useful lives of 20 years to their residual values of 5%. Under PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under PRC Accounting Regulations is calculated to write off their costs on a straight-line basis over their expected useful lives of 20 years to their residual values of 5%. Prospective adjustment was made to the aircraft acquired before 1 July 2001 over their revised remaining useful lives.

(c) This represents the difference on loss on disposals arising from different useful lives adopted for aircraft and engines resulted in different carrying net book value under IFRS and PRC Accounting Regulations (see note (b) above).

(d) Under IFRS, the costs of major overhauls for aircraft and engines under operating leases are estimated and charged to operating profit over the period between overhauls, using the ratio of actual flying hours and estimated flying hours between overhauls, while the costs of major overhauls of owned aircraft and aircraft held under finance leases are charged to the income statement as incurred. Routine repairs and maintenance costs (including repair costs on other flight equipment) are charged to the income statement as incurred. Under PRC Accounting Regulations, prior to 2003, major overhauls costs for all aircraft were provided at specific rates applicable to the related models of aircraft, repair costs incurred on other flight equipment were capitalised and amortised over 5 years on a straight-line basis (see note (a) above). Effective from January 2003, the major overhaul costs of aircraft under operating leases are provided at specific rates applicable to the related models of aircraft, no additional provision is made for overhaul costs of owned aircraft and aircraft under finance leases, major overhaul costs for these aircraft are first offset against the provision brought forward and then charged to the income statement as incurred after the provision is fully utilised. Repair costs on other flight equipment are charged to the income statement as incurred.

(e) Under IFRS, the flight equipment spare parts at the time of listing are carried at weighted average cost and are expensed when consumed in operations. Under PRC Accounting Regulations, such flight equipment spare parts are carried at revalued amounts and are expensed when consumed in operations.

(f) The post-retirement benefits for employees are required to be recognised over the employees' service period under IFRS whereas such benefits are recognised on a pay-as-you-go basis under the PRC Accounting Regulations.

(g) Under IFRS, the present value (after taking into account of time value on instalment payments) of additional provision of staff housing allowance as a result of the new staff housing policies announced and implemented by the Company in 2003 was charged to the income statement for the year ended 31 December 2003. Under PRC Accounting Regulations, such staff housing allowance provision as related to services rendered in prior years is charged directly to the reserves without taking into account of the time value on future instalment payments.

(h) Under IFRS, the consideration payable for the acquisition of a passenger carriage business is recorded based on the present value of the instalment payments. The difference in time value between the acquisition cost payable and its present value is periodically recognised as interest expenses in the income statement over the period of payments. Under PRC Accounting Regulations, such difference is not recognised.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2003

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Cont'd)

Note (Cont'd):–

(i) Any excess of the cost of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill under IFRS, the obligation of post-retirement benefits for employees inherited by the Group through the acquisition of a passenger carriage business has been recognised and accounted for in the fair value of the identifiable net assets acquired. As a result, goodwill has been recognised and is amortised over 20 years. Under PRC Accounting Regulations, the post-retirement benefits are recognised on a pay-as-you-go basis and the corresponding obligation is not accounted for in the fair value of the net assets acquired. Accordingly, no goodwill or amortisation is recognised.

(j) Under IFRS, the consideration payable for the acquisition of a passenger carriage business is recorded based on the present value of the instalment payments, giving rise to a negative goodwill which is amortised over the weighted average remaining useful lives of the depreciable non-monetary assets acquired. Under PRC Accounting Regulations, the time value of the consideration payable has not been accounted for and accordingly, no negative goodwill or amortisation is recognised.

(k) As part of the Company's restructuring in 1996, land use rights were recorded at valuation as a non-monetary assets which formed part of share capital of the Company. Under IFRS, the Company has reclassified land use rights as operating leases and the land use rights at the time of the listing are stated at historical cost which is nil. Under PRC Accounting Regulations, land use rights are stated at valuation less accumulated amortisation.

(l) Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. Fixed assets of the Group were revalued as at 30 June 1996 as part of the restructuring of the Group for the purpose of listing. As at 31 December 2002, a revaluation of the Group's fixed assets was carried out and difference between the valuation and carrying amount was recognised. Under PRC Accounting Regulations, fixed assets are recorded at cost less accumulated depreciation and impairment .

(m) This represents the difference in the recognition of loss on sale of the Group's staff quarters to eligible staff. Under IFRS, provision for anticipated loss is made for any construction cost in excess of the expected selling price during construction, and any over or under provision is recognised at the time of sale. Under PRC Accounting Regulations, the loss on disposals of staff quarters is charged directly to the reserves.

(n) Under IFRS, the Group's derivative financial instruments qualified for hedging accounting and the unrealised gains and losses on these instruments are recognised as the Group's hedging reserve in the shareholders' equity. Under PRC Accounting Regulations, the gains and losses on the financial instruments are recognised in the income statement upon their maturity.

(o) In addition to the above, the application of IFRS differs in certain other respects from PRC Accounting Regulations.

(p) These represent the corresponding deferred tax effects of the items above and tax losses.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2003

(B) Significant differences between IFRS and U.S. GAAP

Differences between IFRS and US Generally Accepted Accounting Principles ("U.S. GAAP") which have significant effects on the consolidated (loss)/profits attributable to shareholders and consolidated net assets of the Group are summarised as follows:-

	Note	2003 RMB'000	2002 RMB'000
Consolidated (loss)/profit attributable to shareholders			
As stated under IFRS		**(949,816)**	86,369
U.S. GAAP adjustments:			
Reversal of difference in depreciation charges arising from revaluation of fixed assets	(a)	**63,895**	20,370
Reversal of revaluation deficit	(a)	**–**	171,753
Loss on disposals of aircraft and related assets	(b)	**(10,083)**	(26,046)
Others	(c)	**6,860**	23,767
Deferred tax effect on U.S. GAAP adjustments	(d)	**(9,101)**	(28,477)
As stated under U.S. GAAP		**(898,245)**	247,736
Basic and fully diluted (loss) earnings per share under U.S. GAAP		**(RMB 0.185)**	RMB 0.051
Basic and fully diluted (loss) earnings per American Depository Share ("ADS") under U.S. GAAP		**(RMB18.46)**	RMB 5.09

	Note	2003 RMB'000	2002 RMB'000
Consolidated net assets			
As stated under IFRS		**6,382,151**	7,379,103
U.S. GAAP adjustments:			
Reversal of net revaluation surplus of fixed assets	(a)	**(908,873)**	(908,873)
Reversal of difference in depreciation charges and accumulated depreciation and loss on disposals arising from the revaluation of fixed assets	(a),(b)	**691,235**	637,423
Others	(c)	**35,971**	29,111
Deferred tax effect on U.S. GAAP adjustments	(d)	**9,225**	20,844
As stated under U.S. GAAP		**6,209,709**	7,157,608

(Prepared in accordance with International Financial Reporting Standards)
31 December 2003

(B) Significant differences between IFRS and U.S. GAAP (Cont'd)

(a) Revaluation of fixed assets

Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. Fixed assets of the Group were revalued as at 30 June 1996 as part of the restructuring of the Group for the purpose of listing. In addition, as at 31 December 2002, a revaluation of the Group's aircraft and engines was carried out and difference between the valuation and carrying amount was recognised. Under U.S. GAAP, the revaluation surplus or deficit and the related difference in depreciation are reversed since fixed assets are required to be stated at cost.

(b) Disposals of aircraft and related assets

This represents the loss on disposals of aircraft and related assets during the year. Under U.S. GAAP, fixed assets are required to be stated at cost. Accordingly, the accumulated depreciation and the gain or loss on disposals of aircraft is different between IFRS and U.S. GAAP, which is attributable to the surplus or deficit upon valuation associated with the assets disposed of.

(c) Other U.S. GAAP adjustments

The application of U.S. GAAP differs in certain other respects from IFRS, mainly relating to sale and leaseback transactions, post retirement benefits and goodwill. Under US GAAP: i) recognition of gain on sale and leaseback transactions is deferred and amortised, ii) transitional obligation for post retirement benefit is amortised over the average remaining service period of active plan participants, and iii) goodwill is reviewed for impairment and is not amortised.

(d) Deferred tax effect

These represent the corresponding deferred tax effect as a result of the adjustments stated in (a), (b) and (c) above.

(e) Segmental disclosures

The Group adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Group has a route network designed to transport passengers and cargo between destinations in China, Hong Kong, and selected international destinations in Japan, U.S., Australia, South Korea, Thailand, Singapore and a number of European countries. China, Hong Kong, and International constitute the Group's three reportable geographical segments. SFAS No.131 requires that segment financial information be disclosed under the management approach that is consistent with how the Group's management internally desegregates financial information for the purpose of making internal operating decisions. The Group evaluates revenue information of its operating segments based on unaudited management operational information prepared under PRC Accounting Regulations.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2003

(B) Significant differences between IFRS and U.S. GAAP (Cont'd)

(e) Segmental disclosures (Cont'd)

	Note	Unaudited management operational information under PRC Accounting Regulations for the year ended 31 December 2003 RMB'000	2002 RMB'000
Traffic revenues	(i),(ii)		
Domestic			
Passenger		**5,854,542**	5,288,611
Cargo		**256,661**	235,470
Subtotal		**6,111,203**	5,524,081
Hong Kong			
Passenger		**1,622,538**	1,937,313
Cargo		**394,246**	268,944
Subtotal		**2,016,784**	2,206,257
International	(iii)		
Passenger		**3,036,214**	3,526,852
Cargo		**2,561,529**	2,014,785
Subtotal		**5,597,743**	5,541,637
Total	(iv)	**13,725,730**	13,271,975

(i) The Group operates in one business segment which is the common carriage of passenger, cargo and mail over various routes. In the PRC management accounts, revenue is split between passenger and cargo for management review purpose. The directors consider it is appropriate to report such information in the supplementary financial information.

(ii) Traffic revenues by routes are attributed to each geographical segment based on the final destination / origin of each flight route. For international and Hong Kong routes with a domestic segment, revenues for the entire route are attributed to each geographical segment based on the final destination / origin of the route.

(Prepared in accordance with International Financial Reporting Standards)
31 December 2003

(B) Significant differences between IFRS and U.S. GAAP (Cont'd)

(e) ***Segmental disclosures (Cont'd)***

(iii) The Group's international revenues are generated from its international routes to and from countries including Japan, U.S., Australia, South Korea, Thailand, Singapore and selected European countries. Among these countries, the Group generates from Japan routes its largest share of international revenue (note: the Group generated revenues, under IFRS, of RMB1,565,971,000 and RMB1,814,998,000 from its Japan routes in 2003 and 2002 respectively).

(iv) The traffic revenue figures as stated above are different from the Group's audited PRC statutory accounts and the Group's audited IFRS accounts due to the following reasons:–

- The management made use of this operational information before closing of accounts for each accounting period. Accordingly, estimates (which are generally within a discrepancy of 5% on total actual revenues) have been incorporated into this operational information for timely decision making purposes.

- Certain discounts granted to sales agents and customers have not been set-off against revenues under management operational information.

(v) The major revenue-generating assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group's aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments.

Directors

Ye Yigan *(Chairman of the Board of Directors)*
Li Fenghua *(Director, President)*
Wan Mingwu *(Director, Vice President)*
Cao Jianxiong *(Director)*
Zhong Xiong *(Director)*
Chen Quanxin *(Director)*
Wu Baiwang *(Director)*
Zhou Ruijin *(Independent Non-executive Director)*
Xie Rong *(Independent Non-executive Director)*
Hu Honggao *(Independent Non-executive Director)*
Peter Lok *(Independent Non-executive Director)*

Supervisors

Li Wenxin *(Chairman of the Supervisory Committee)*
Ba Shengji *(Supervisor)*
Zhou Rongcai *(Supervisor)*
Yang Jie *(Supervisor)*
Liu Jiashun *(Supervisor)*

Senior Management

Wu Yulin *(Vice President)*
Wu Jiuhong *(Vice President)*
Yang Xu *(Vice President)*
Zhou Liguo *(Vice President, Chief Economic Official)*
Luo Weide *(Chief Financial Officer)*
Luo Zhuping *(Company Secretary)*

Company Secretary

Luo Zhuping

Authorized Representatives

Ye Yigan
Luo Zhuping

Company's Website

http://www.ce-air.com

Company's E-mail Address

ir@ce-air.com

Auditors

International Auditors: PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Domestic Auditors: Shanghai Zhonghua
Certified Public Accountants
12th Floor ,
Ocean Towers, 550
Yan'an Road East, Shanghai

Legal Advisers

Hong Kong: Baker & McKenzie
USA: Sullivan & Cromwell
China: Beijing Commerce & Finance Law Office

Principal Banks

Industrial and Commercial Bank of China, Shanghai Branch
Construction Bank of China, Shanghai Branch
The Bank of China, Shanghai Branch
The Bank of China, Hong Kong Branch

Share Registrar

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York
101 Barclay Street
New York, NY 10286, U.S.A.

China Securities Depository and Clearing
Corporation Limited, Shanghai Branch
727 Pu Jian Road, Shanghai

Place of Business in Hong Kong

5th Floor, McDonald's Building, 48 Yee Wo Street,
Hong Kong

Custodian for Unlisted Shares

China Securities Depository and Clearing
Corporation Limited, Shanghai Branch

Change of Business License Registration

No change in the Company's business registration during the period covered by this report

Registered capital of the Company is RMB4.86695 billion as of the date of this report

Business License Registration Number of the Corporation Legal Person: Qi Gu Hu Zong Zi No. 032138 (Municipal Administration)

Tax Registration Number: 310042741602981

Shareholders can obtain a copy of the Company's annual report for the year 2003 through the Internet addresses shown below:
http://www.ce-air.com **http://www.firstcall.com** **http://www.irasia.com/listco/hk/chinaeast**

中國東方航空股份有限公司
China Eastern Airlines Corporation Limited

www.ce-air.com